As filed with the Securities and Exchange Commission on April 20, 2021	Registration No. 333-100209 Registration No. 811-09002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 31	[X]
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Separate Account N
(Exact Name of Registrant)

ReliaStar Life Insurance Company
(formerly Separate Account One of Northern Life Insurance Company)
(Name of Depositor)

20 Washington Avenue So.
Minneapolis, MN 55401
(Address of Depositor's Principal Executive Offices) (Zip Code)

(612) 372-5507
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli, Assistant Vice President and Senior Counsel
Voya Financial, Inc.
One Orange Way, Windsor, CT 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):

[ ]	immediately upon filing pursuant to paragraph (b) of Rule 485
[X]	on May 1, 2021, pursuant to paragraph (b) of Rule 485
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on ____________, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Flexible Premium Individual Fixed and Deferred Annuity Contracts

PART A
INFORMATION REQUIRED IN A PROSPECTUS

ReliaStar Life Insurance Company
Separate Account N
VOYA ADVANTAGE^{SM}
CONTRACT PROSPECTUS – MAY 1, 2021

The Contracts. The contracts described in this prospectus are flexible premium individual fixed and variable Advantage^{SM} deferred annuity contracts issued by ReliaStar Life Insurance Company (the "Company," "we," "us" and "our"). They are issued to you, the contract holder. Two series of contracts are described in this prospectus. Transfer Series Contracts ("Transfer Series") include individual tax deferred annuities, individual deferred retirement annuities and individual deferred annuities. Flex Series Contracts ("Flex Series") include flexible premium individual tax deferred annuities, flexible premium individual retirement annuities and flexible premium individual annuities for use with deferred compensation plans established under Section 457 of the Internal Revenue Code of 1986, as amended ("Tax Code"). Prior to October 1, 2002, the contracts were issued by Northern Life Insurance Company. **The contracts are no longer available for new sales. Deposits may continue to be paid to existing contracts.**

> **Why Reading This Prospectus Is Important.** This prospectus contains facts about the contracts and their investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

Investment Options. The contracts offer variable investment options and three fixed interest options. When we establish your account, you instruct us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Separate Account N, a separate account of the Company. Each subaccount invests in one of the mutual funds listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. Information about the risks of investing in the funds is located in "**INVESTMENT OPTIONS**" on page 11 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses and retain the prospectuses for future reference.

Fixed Interest Options: We describe the fixed interest options (Fixed Account A, Fixed Account B and Fixed Account C) in **APPENDIX I** to this prospectus.

Compensation. We pay compensation to broker/dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION" for further information about the amount of compensation we pay.**

Availability of Features. Not all features are available in all states. The contracts were not available for sale in New York. Transfer Series contracts were not available for sale in the Commonwealth of Massachusetts. Some funds or fixed accounts may be unavailable through certain contracts and plans or in some states.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, by calling the telephone number or by sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2021, Statement of Additional Information ("SAI") without charge by calling us at 1-877-884-5050 or by writing to us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." You may also obtain a prospectus or an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, www.sec.gov. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-100209. The SAI table of contents is listed on the last page of this prospectus. The SAI is incorporated into this prospectus by reference.

Internet Availability of Fund Shareholder Reports. Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The contracts are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount of your investment.

The Funds[*]

American Funds Insurance Series® – Growth Fund (Class 2)

American Funds Insurance Series® – Growth-Income Fund (Class 2)

American Funds Insurance Series® – International Fund (Class 2)

Fidelity® VIP Contrafund℠ Portfolio (Initial Class)

Fidelity® VIP Equity-Income Portfolio℠ (Initial Class)

Fidelity® VIP Government Money Market Portfolio (Initial Class)

Fidelity® VIP Index 500 Portfolio (Initial Class)

Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)

Franklin Small Cap Value VIP Fund (Class 2)

Lord Abbett Series Fund, Inc. – Mid Cap Stock Portfolio (Class VC)

Neuberger Berman AMT Sustainable Equity Portfolio (Class I)

PIMCO Real Return Portfolio (Administrative Class)

Pioneer High Yield VCT Portfolio (Class I)

Voya Balanced Portfolio (Class I)[1]

Voya Global High Dividend Low Volatility Portfolio (Class I)[2]

Voya Government Liquid Assets Portfolio (Class I)

Voya Growth and Income Portfolio (Class I)

Voya High Yield Portfolio (Class I)

Voya Index Plus LargeCap Portfolio (Class I)

Voya Index Plus MidCap Portfolio (Class I)

Voya Index Plus SmallCap Portfolio (Class I)

Voya Intermediate Bond Portfolio (Class I)

Voya International High Dividend Low Volatility Portfolio (Class I)[2]

Voya International Index Portfolio (Class S)

Voya Large Cap Growth Portfolio (Class I)

Voya Large Cap Value Portfolio (Class I)

Voya Limited Maturity Bond Portfolio (Class S)

Voya MidCap Opportunities Portfolio (Class I)

Voya Russell™ Large Cap Growth Index Portfolio (Class I)

Voya Russell™ Large Cap Index Portfolio (Class I)

Voya Russell™ Mid Cap Growth Index Portfolio (Class S)

Voya SmallCap Opportunities Portfolio (Class I)

Voya Solution 2025 Portfolio (Class I)[3]

Voya Solution 2035 Portfolio (Class I)[3]

Voya Solution 2045 Portfolio (Class I)[3]

Voya Solution Income Portfolio (Class I)[3]

Voya Strategic Allocation Conservative Portfolio (Class I)[3]

Voya Strategic Allocation Growth Portfolio (Class I)[3]

Voya Strategic Allocation Moderate Portfolio (Class I)[3]

Voya U.S. Stock Index Portfolio (Class I)

VY® American Century Small-Mid Cap Value Portfolio (Class I)

VY® Baron Growth Portfolio (Class I)

VY® Clarion Global Real Estate Portfolio (Class I)

VY® Columbia Contrarian Core Portfolio (Class I)

VY® Invesco Comstock Portfolio (Class I)

VY® Invesco Equity and Income Portfolio (Class I)

VY® Invesco Global Portfolio (Class I)[4]

VY® Invesco Growth and Income Portfolio (Class S)

VY® JPMorgan Emerging Markets Equity Portfolio (Class S)

VY® JPMorgan Mid Cap Value Portfolio (Class I)[5]

VY® JPMorgan Small Cap Core Equity Portfolio (Class I)

VY® T. Rowe Price Capital Appreciation Portfolio (Class S)

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)

VY® T. Rowe Price Equity Income Portfolio (Class I)

VY® T. Rowe Price Growth Equity Portfolio (Class I)

VY® T. Rowe Price International Stock Portfolio (Class I)

Wanger Select

Wanger USA

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[*] **See "APPENDIX II – FUND DESCRIPTIONS" for more information about the funds.**

[1] Effective December 19, 2007, this fund was closed to new investments (including loan repayments) and any transfers from other investment options. There will no additional disclosure regarding this fund in this prospectus.

[2] This fund employs a managed volatility strategy. **See "Funds Available Through the Separate Account" for additional information.**

[3] This fund is structured as a fund of funds that invests directly in shares of underlying funds. **See "FEES – *Fund of Funds*"** **for additional information.**

[4] Prior to May 1, 2021, this fund was known as the VY® Invesco Oppenheimer Global Portfolio.

[5] Effective February 7, 2014, VY® JPMorgan Mid Cap Value Portfolio was closed to any new contract holders. Existing contract holders who have investments in the portfolio and contract holders who had the portfolio available to them prior to the close of business on February 7, 2014, may continue to invest in the portfolio.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional information.

Contract Design

The contracts described in this prospectus are individual deferred fixed and variable annuity contracts. They are intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals and provide for a death benefit and guaranteed income options. The term "contract" in this prospectus refers to the Advantage Transfer and Flex Series individual fixed and variable annuity contracts.

Who's Who

You:* The individual who purchases the contract.

Contract Holder:* The person to whom we issue the contract. Generally, you. The contract holder has all rights under the contract. However, pursuant to Treasury Department regulations, the exercise of certain of these rights by participants in Tax Code section 403(b) plans may require the consent and approval of your employer and/or plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS –** ***Taxation of Qualified Contracts*** **– Distributions – Eligibility – 403(b) Plans."**

We may also refer to the contract holder as the contract owner.

We, Us or Our (the "Company"): ReliaStar Life Insurance Company. We issue the contract.

For greater detail, please review "PURCHASE AND RIGHTS."

____

* Some contracts may be purchased by and issued directly to employers sponsoring certain plans, including 457 and 401 plans. The terms "you," "contract holder" and "contract owner" apply to these employers, who have all rights under the contracts.

The Contracts and Your Retirement Plan

The contracts were issued on a nonqualified basis ("nonqualified contracts"), or for use with retirement arrangements under Tax Code Sections 403(b), 408, 408A or 457 of the Tax Code ("qualified contracts"). We also issued nonqualified contracts for use with retirement arrangements under Tax Code Section 401.

Questions: Contacting the Company

To answer your questions, contact your sales representative or write or call us at:

Customer Service
P.O. Box 1559
Hartford, CT 06114-1559
1-877-884-5050

Sending Forms and Written Requests in Good Order

If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.
By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

We can only act upon requests that are received in good order.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401, 403(b), 408, 408A or 457 retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity. **See "PURCHASE AND RIGHTS."**

Contract Facts

Free Look/Right to Cancel. This feature allowed you to cancel your contract within ten days (some states require more than ten days) of receipt. **See "RIGHT TO CANCEL."**

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase **(described in "*Contract Phases*," below)**. Any death benefit during the income phase will depend upon the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals. During the accumulation phase you may withdraw all or part of your account value. Certain fees and taxes may apply, and there are restrictions on the amounts available for withdrawal from the fixed account options. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. **See "WITHDRAWALS" and "APPENDIX I – The Fixed Accounts."**

Systematic Withdrawals. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC WITHDRAWALS."**

Loans. If allowed by the contract and the plan, loans may be available during the accumulation phase. These loans are subject to certain restrictions. **See "LOANS."**

Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. **See "FEE TABLE" and "FEES."**

Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment.

STEP 2: You direct us to invest your purchase payment in one or more of the following investment options:

- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Separate Account N. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.


Payments to Your Account
Step 1
ReliaStar Life Insurance Company
Step 2
Fixed Interest Options
Separate Account N
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B

Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the income phase payment options available. **See "INCOME PHASE."** In general, you may:

- Receive monthly income phase payments for your life (assuming you are the annuitant);
- Receive monthly income phase payments for your life with a 10-year fixed period certain, where payments continue to your beneficiary for the remainder of the period if you die before the end of the period;
- Receive monthly income phase payments for your life and for the life of another person; or
- Select other income phase payments the Company may offer that are fixed or that vary depending upon the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.[*]

Early Withdrawal Charge (as a percentage of amount withdrawn) [6]
    Applicable to Transfer Series contracts 6%
    Applicable to Flex Series contracts 8%

Partial Withdrawal Processing Fee [7] $25.00
Transfer Charge [8] $25.00
Loan Processing Fee [9] $25.00
Loan Interest Rate Spread (per annum) [10] 3%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee [11] $30.00

Separate Account Annual Expenses
  (as a percentage of average account value)
  Maximum Mortality and Expense Risk Charge............................. 1.25%
  Maximum Administrative Expense Charge 0.15%
  Maximum Total Separate Account Expenses 1.40%

In this section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See the "FEES" section for:
- How, When and Why Fees are Deducted;
- Fund Redemption Fees;
- Reduction or Elimination of Certain Fees; and
- Premium and Other Taxes.

We may have used the following terms in prior prospectuses:
- **Deferred Sales Charge** – Early Withdrawal Charge
- **Annual Contract Charge** – Annual Maintenance Fee
- **Contract Year** – Account Year
- **Administrative Charge** – Administrative Expense Charge

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[*] State premium taxes may apply, but are not reflected in the fee tables or examples. **See "FEES – *Premium and Other Taxes*."**

[6] The early withdrawal charge for the Transfer Series Contracts applies to each purchase payment. The withdrawal charge is 6% in the account year a purchase payment is received by the Company and the account year immediately following. It decreases to 0% beginning the sixth year after a purchase payment was received by the Company. For the Flex Series Contracts, the withdrawal charge is based on account years. It decreases from 8% after the first three account years to 0% after the 10th account year. Under certain situations amounts may be withdrawn free of any withdrawal charge or the withdrawal charge may be reduced or waived. **For more information on the withdrawal charge, see "FEES – Partial Withdrawal Processing Fee."**

[7] The Company does not currently impose a partial withdrawal processing fee but reserves the right to charge a fee not to exceed the lesser of 2% of the partial withdrawal amount or $25, including partial withdrawals made as part of a systematic withdrawal program, see "**FEES – Early Withdrawal Charge**." **See also "SYSTEMATIC WITHDRAWALS."**

[8] The Company does not currently impose a charge for transfers between the subaccounts or to or from the fixed interest options. However, we reserve the right, to the extent permitted by state laws and regulations, to assess a $25 charge on any transfer or to limit the number of transfers including transfers made under the dollar cost averaging program or the asset rebalancing program.

[9] This is the maximum fee we would charge. We are not currently charging this fee. **See "LOANS."**

[10] This is the difference between the rate charged and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however, we reserve the right to apply a spread of up to 3% per annum. For example, if the current interest rate charged on a loan is 6%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. **See "LOANS."**

[11] We reserve the right to waive the annual maintenance fee under certain circumstances. **See "FEES - Annual Maintenance Fee."**

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	**Minimum**	**Maximum**
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees and other expenses)	0.10%	1.50%

See "FEES – *Fund Fees and Expenses*" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include transaction expenses, contract fees, separate account annual expenses, the annual maintenance fee of $30 (converted to a percentage of assets equal to 0.058) and fund fees and expenses applicable to that type of contract.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **maximum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A): If you withdraw your entire account value at the end of the applicable time period:				**Example (B): If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Transfer Series contracts	$838	$1,362	$1,734	$3,278	$299	$915	$1,556	$3,278
Applicable to Flex Series contracts	$1,034	$1,584	$2,054	$3,278	$299	$915	$1,556	$3,278

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **minimum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A): If you withdraw your entire account value at the end of the applicable time period:				**Example (B): If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Transfer Series contracts	$696	$937	$1,025	$1,854	$159	$492	$849	$1,854
Applicable to Flex Series contracts	$904	$1,190	$1,382	$1,854	$159	$492	$849	$1,854

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX III** of this prospectus we provide condensed financial information about the Separate Account N subaccounts you may invest in through the contracts. The tables show the year-end unit values of each subaccount for the past ten years. For subaccounts that were not available ten years ago, we give a history from the time purchase payments were first received in the subaccounts under the contracts.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account N and the statutory basis financial statements and the related notes to financial statements for ReliaStar Life Insurance Company are located in the Statement of Additional Information.

THE COMPANY

ReliaStar Life Insurance Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. Prior to October 1, 2002, the contracts were issued by Northern Life Insurance Company ("Northern"), a wholly owned subsidiary of the Company. On October 1, 2002, Northern merged into the Company, and the Company assumed responsibilities for Northern's obligations under the contracts.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

We offer individual life insurance and annuities, employee benefits and retirement contracts. We are authorized to do business in the District of Columbia and all states, except New York. Our principal executive offices are located at:

20 Washington Avenue, South
Minneapolis, MN 55401

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

PURCHASE AND RIGHTS

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401, 403(b), 408, 408A or 457 retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

> **Valuation Date:**
> Any day that the NYSE is open for trading.

When considering whether to purchase or participate in the contract, you should consult with a qualified financial representative about your financial goals, investment time horizon and risk tolerance.

How to Purchase. This contract is no longer available for new sales. Deposits may continue to be paid to existing contracts.

Your Rights Under the Contract. The contract holder generally has all contract rights and may make all elections under the contract. However, under 403(b) plans, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of your employer and/or plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS –** *Taxation of Qualified Contracts* **– Distributions – Eligibility – 403(b) Plans."**

Purchase Payment Methods. For contracts issued in connection with qualified plans, the following purchase payment methods are allowed:
- Lump-sum;
- Periodic payments; or
- Transfer or rollover as permitted by the Tax Code. Currently, the contracts do not allow rollovers from 401(a), 401(k), 403(b) plans or from an IRA into contracts used with 457(b) plans.

For nonqualified contracts, the following purchase payment methods are allowed:
- Lump-sum;
- Periodic payments; or
- Transfer under Tax Code Section 1035.

Under the Transfer Series contract, the minimum subsequent purchase payment may not be less than $5,000. The minimum and subsequent purchase payments under a Flex Series contract may not be less than $200 annually for 403(b) and Roth 403(b) contracts and $50 per payment for all other contracts. The minimum payment to Fixed Account C is $5,000. We reserve the right to reject any purchase payment to an existing account if the purchase payment, together with the account value at the next valuation date, exceeds $1,000,000. Any purchase payment not accepted by the Company will be refunded.

Any reduction of the minimum subsequent purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

Acceptance or Rejection of Your Application. The following information was applicable when the contracts in this prospectus were available for sale. Within two business days of receipt we either accepted or rejected your application. If the application was incomplete, we held any forms and accompanying purchase payment(s) for five business days. We held purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application was rejected, we notified you of the reason(s), returned the application and refunded any purchase payments.

Allocating Purchase Payments to the Investment Options. We allocate your purchase payments among the investment options you select. However, for contracts issued in states that require a refund of all purchase payments made, we credited the initial purchase payment to Fidelity® VIP Government Money Market Portfolio subaccount during the right to cancel period, plus five calendar days. **See "RIGHT TO CANCEL."** Allocations must be in whole percentages, and there are limits on the number of investment options you may select. **When selecting investment options you may find it helpful to review "INVESTMENT OPTIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in a contract should be discussed with a qualified financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face and the fees and expenses you will incur when, together with a qualified financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** – The contracts described in this prospectus are long-term investments and are typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grow with the amount of time funds are left in a contract. You should not participate in these contracts if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** – The value of investment options available under these contracts may fluctuate with the markets and interest rates. You should not participate in these contracts in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** – The fees for these contracts reflect costs associated with the features and benefits they provide. As you consider a contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** – Replacing an existing insurance contract with these contracts may not be beneficial to you. If a contract will be a replacement for another annuity contract you should compare the two options carefully, compare the costs associated with each and identify additional benefits available under these contracts. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any other increased charges that might apply under these contracts. Also, be sure to talk to a qualified financial representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges and may offer different share classes of the funds offered in these contracts that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your sales representative. These other options may not be available under your plan.

RIGHT TO CANCEL

When and How to Cancel. This feature allowed you to cancel your contract within ten days of receipt (some states require more than ten days) by returning it to Customer Service or to your sales representative along with a written notice of cancellation.

Refunds. We issue you a refund within seven calendar days of our receipt of your contract and written notice of cancellation. For all contracts except IRA and Roth IRA contracts, unless your state requires otherwise, your refund equals the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. In other words, where a refund of purchase payments is not required, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. For IRA and Roth IRA contracts, your refund equals all purchase payments made or the contract value, whichever is greater.

If your state required that we refund all purchase payments made, we allocated the initial purchase payment to the Fidelity® VIP Government Money Market Portfolio subaccount during the right to cancel period, plus five calendar days. If you chose to keep the contract, after this period, the purchase payments were allocated among the investment options you selected.

INVESTMENT OPTIONS

The Transfer Series and Flex Series contracts each offer variable investment options and fixed interest options. When we establish your account(s) (and your accounts may be established at different times), you instruct us to allocate account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in the compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Separate Account N. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Separate Account N

We established Separate Account N (the "separate account") on October 1, 2002, under the insurance laws of the State of Minnesota. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws. Prior to October 1, 2002, the separate account was known as Separate Account One of Northern Life Insurance Company, which was created in 1994 under the insurance laws of the State of Washington. In connection with the merger of Northern and the Company, the separate account was transferred to the Company.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We provide a brief description of each fund in **APPENDIX II**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge, from Customer Service at the address and phone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC's Public Reference Branch.

Funds With Managed Volatility Strategies. As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of available funds in the beginning of this prospectus.

Insurance-Dedicated Funds *(Mixed and Shared Funding)***.** The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance; and
- Shared funding – bought by more than one company.

Possible Conflicts of Interest. With respect to insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the plan sponsor. When determining which underlying funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. **(For additional information on these arrangements, see "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria and/or if the fund has not attracted significant allocations under the contract. We have included certain of the funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

If you are a contract holder under the contract, you have a fully vested interest in the contract and may instruct the Company how to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by written communication before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." **See also "TRANSFERS" for information about making subaccount allocation changes;**
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate;
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Options

For a description of the fixed interest options, see APPENDIX I.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds – including each fund's prospectus, statement of information and annual and semi-annual reports and **APPENDIX I**. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Availability of Options.** We may add, withdraw or substitute funds, subject to the conditions in your contract and in compliance with regulatory requirements. **See "INVESTMENT OPTIONS – Right to Change the Separate Account."** We may also discontinue the availability of fixed interest options for new purchase payments and/or transfers. Some subaccounts or fixed interest options may not be available in all contracts or in some states. In the case of a substitution, the new fund may have different fees and charges, investment objectives or policies than the fund it replaced;
- **Limits on How Many Investment Options You May Select.** Generally you may select no more than 18 investment options at any one time during the accumulation phase of your account. Each subaccount and each fixed account selected counts towards the 18 investment option limit; and
- **Reinvestment.** The funds described in this prospectus have, as a policy, the distribution of income, dividends and capital gains. There is, however, an automatic reinvestment of such distributions under the contracts described in this prospectus.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in "**FEE TABLE**." Please review both sections for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge.

Amount. A percentage of the purchase payments (for Transfer Series contracts) or account value (for Flex Series contracts) that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

Transfer Series Contracts	
Account Year of Withdrawal Minus Account Year of Purchase Payment	**Early Withdrawal Charge (as Percentage of Purchase Payments)**
Less than 1	6%
1 or more but less than 2	6%
2 or more but less than 3	5%
3 or more but less than 4	5%
4 or more but less than 5	4%
5 or more but less than 6	2%
6 or more	0%

Flex Series Contracts	
Account Year of Withdrawal	**Early Withdrawal Charge (as Percentage of Account Value)**
1	8%
2	8%
3	8%
4	7%
5	6%
6	5%
7	4%
8	3%
9	2%
10	1%
11 or more	0%

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contracts. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges and the administrative charge, to make up the difference.

Types of Fees

The following types of fees or deductions may affect your account:

- **Transaction Fees**:
  - ▷ Early Withdrawal Charge;
  - ▷ Partial Withdrawal Processing Fee;
  - ▷ Transfer Charge;
  - ▷ Loan Processing Fee and Loan Interest Rate Spread; and
  - ▷ Fund Redemption Fees.
- **Periodic Fees And Charges:**
  - ▷ Annual Maintenance Fee;
  - ▷ Mortality and Expense Risk Charges; and
  - ▷ Administrative Expense Charge.
- **Reduction or Elimination of Certain Fees**
- **Fund Fees And Expenses**
- **Premium And Other Taxes**

Account Year/Account Anniversary – A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

First In, First Out. For Transfer Series Contracts, the early withdrawal charge is calculated separately for each purchase payment withdrawn. Solely for purposes of calculating your early withdrawal charge, withdrawals will be deemed to be taken first from amounts attributable to purchase payments on a first-in, first-out basis, and then from earnings.

For example, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 5% of the portion of that purchase payment withdrawn. The next time you make a withdrawal we will assess the charge against the portion of the first purchase payment that you did not withdraw and/or your subsequent purchase payments to your account in the order they were received.

There is no early withdrawal charge for withdrawal of earnings.

Flex Series Contracts. If a full or partial withdrawal is taken from a Flex Series contract before the eleventh completed account year, an early withdrawal charge may apply. The early withdrawal charge may be determined by multiplying the account value subject to the charge by the applicable early withdrawal percentage noted above.

Free Withdrawals. During any 12-month period you may withdraw a portion of your account value without an early withdrawal charge. The 12-month period begins with your first withdrawal. For the first withdrawal, the amount available without an early withdrawal charge will be determined on the date of the requested withdrawal and will be the greater of:
- 10% of the account value less any outstanding loan balance; or
- For Transfer Series contracts, the purchase payments remaining which are no longer subject to an early withdrawal charge; and for Flex Series contracts, the account value no longer subject to an early withdrawal charge.

If the first withdrawal equals the free withdrawal amount, other withdrawals during the 12-month period will be subject to an early withdrawal charge. If the first withdrawal exceeds the free withdrawal amount, the excess, as well as any other withdrawals requested during the 12-month period, will be subject to an early withdrawal charge.

If the first withdrawal is less than the free withdrawal amount, the unused portion may be applied against three additional withdrawals requested during the 12-month period.

The unused portion of the free withdrawal amount is computed by us on the date of any withdrawal request made after the first withdrawal in the 12-month period and will be based on:

$$10\% \times [(\text{Greater of A or B}) - C] - D$$

Where:
A = Account value on the date of the first withdrawal in the 12-month period;
B = Account value on the date of the withdrawal request;
C = Outstanding loan balance on the date of the withdrawal request; and
D = Any prior withdrawals made during the same 12-month period.

Early Withdrawal Charge Waivers Under All Contracts. These waivers apply to all contracts, unless otherwise specified. Please read the following subsection regarding additional waivers available under certain contracts.

This charge is waived for portions of a withdrawal that are:
- Used to provide income phase payments to you;
- Paid due to the owner or annuitant's death during the accumulation phase or, in the case of a nonqualified contract, the annuitant's death during the accumulation phase; or
- Paid upon termination of your account by us. **See "OTHER TOPICS – Involuntary Terminations."**

Early Withdrawal Charge Waivers Under Certain Contracts. These waivers only apply to certain contracts. You should refer to your contract to determine which waivers apply to you.

The charge is waived for portions of a withdrawal from a 403(b) contract that are:
- Applied to a contract offered by another approved provider under your plan;
- Withdrawn due to separation from service from your employer; or
- Withdrawn due to a hardship as defined by the Tax Code.

We currently provide a reduced early withdrawal charge for purchasers of contracts issued as tax deferred annuities for Tax Code Section 403(b) plans to employees of certain school districts which, in our judgment, have provided cost reduction benefits to us in the distribution of its contracts. For such purchasers, the early withdrawal charge on Flex Series contracts is reduced to 5% in each of the first five account years. The early withdrawal charge on Transfer Series contracts is reduced to 5% in each of the first two account years following receipt of a purchase payment.

Partial Withdrawal Processing Fee

Amount. We do not currently charge a partial withdrawal processing fee, but we reserve the right to charge a fee not to exceed the lesser of 2% of the amount withdrawn or $25.

Purpose: This fee reimburses us for administrative expenses associated with processing partial withdrawals.

Transfer Charge

Amount. We do not currently charge a transfer fee. However, we reserve the right, to the extent permitted by state laws and regulations, to charge a fee of $25 per transfer for any transfer and to limit the number of transfers, including transfers made under the dollar cost averaging program and the asset rebalancing program.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Loan Processing Fee and Loan Interest Rate Spread

For a discussion of the loan processing fee and loan interest rate spread, the fees and costs that may be associated with loans, please see "LOANS – Charges."

Fund Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $30.

When/How. Each year during the accumulation phase, we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal.

Purpose. This fee reimburses us for our administrative expenses related to the contracts, the separate account and the subaccounts.

Waiver. We reserve the right to waive the annual maintenance fee under certain circumstances. For example, we may waive the charge if the account value exceeds $25,000 on the date this fee is to be deducted. For contracts issued as funding vehicles for Tax Code Section 403(b) plans, early withdrawal charges may be waived under certain circumstances. However, we reserve the right to reinstate the fee on contracts qualifying for any waiver.

Mortality and Expense Risk Charges

Maximum Amount. The amount of these charges, on an annual basis, is equal to 1.25% of the daily value of amounts invested in the subaccounts. We may charge a different fee for different funds (but not beyond the maximum).

When/How. We deduct these charges daily from the subaccounts corresponding to the funds you select. We do not deduct these charges from the fixed interest options.

Purpose. These charges compensate us for the mortality and expense risks we assume under the contract. Namely:
- Mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract and the funding of the guaranteed death benefit and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for these charges is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from these charges.

Administrative Expense Charge

Maximum Amount. The amount of this charge, on an annual basis, is equal to 0.15% of the daily value of amounts invested in the subaccounts.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options.

Purpose. This charge helps defray the cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

Reduction or Elimination of Certain Fees

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, the annual maintenance fee, the mortality and expense risk charge or the administrative expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:
- The size and type of group to whom the contract is offered;
- The type and frequency of administrative and sales services provided;
- The use by an employer of automated techniques in submitting purchase payments or information related to purchase payments on behalf of its employees; or
- Any other circumstances which reduce distribution or administrative expenses.

The exact amount of contract charges applicable to a particular contract will be stated in that contract. The reduction or elimination of any of these fees will not unfairly discriminate against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

Fund Fees and Expenses

As shown in the fund prospectuses and described in "**FEES – *Fund Fees and Expenses***," each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g., purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining Contract fees and expenses and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the Contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the Contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2020 in connection with the registered variable annuity insurance contracts issued by the Company, that ranking would be as follows:
- Fidelity® Variable Insurance Products Funds;
- Wanger Advisors Trust Funds;
- Franklin Templeton Variable Insurance Products Trust Funds;
- PIMCO Variable Insurance Trust Funds;
- Lord Abbett Series Funds;
- Pioneer Variable Contracts Trust Funds;
- Neuberger Berman Advisers Management Trust Funds; and
- American Funds Insurance Series®.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2020, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to: co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities, because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes from purchase payments as they are received or from the account value immediately before you commence income phase payments, as permitted or required by applicable law.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- The current dollar value of amounts invested in the subaccounts; plus
- The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Separate Account N subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interest in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value. The value of each accumulation unit in a subaccount is called the accumulation unit value or "AUV." The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charges and the administrative expense charge, if any. We discuss these deductions in more detail in "**FEE TABLE**" and **"FEES."**

Valuation. We determine the AUV on each valuation date after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

$$\text{Current AUV} = \text{Prior AUV} \times \text{Net Investment Factor}$$

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charges, the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that your initial purchase payment to a qualified contract is $15,000 and you direct us to invest $10,000 in Fund A and $5,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the NYSE are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 1,000 accumulation units of Subaccount A and 250 accumulation units of Subaccount B.

Step 1: You make an initial purchase payment of $15,000.

Step 2:

- You direct us to invest $10,000 in Fund A. The purchase payment purchases 1,000 accumulation units of Subaccount A ($10,000 divided by the current $10 AUV); and
- You direct us to invest $5,000 in Fund B. The purchase payment purchases 250 accumulation units of Subaccount B ($5,000 divided by the current $20 AUV).

Step 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or "NAV").


$15,000 Purchase payment
Step 1 ↓
ReliaStar Life Insurance company
Step 2 ↓
Separate Account N
Subaccount A 1,000 accumulation units
Subaccount B 250 accumulation units
Etc.
↓ Step 3 ↓
Mutual Fund A
Mutual Fund B

Each fund's subsequent investment performance, expenses and charges and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "**PURCHASE AND RIGHTS**." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE on that day. The value of the subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed as of the close of the NYSE on the next business day.

TRANSFERS

During the accumulation phase, you may transfer amounts among the available subaccounts and from the subaccounts to either Fixed Account A or Fixed Account B. Amounts may be transferred from Fixed Account C to one or more subaccounts only and requires participation in the dollar cost averaging program. Transfers from Fixed Account C to Fixed Account A or Fixed Account B are not allowed. Transfers from Fixed Account A, Fixed Account B, or the subaccounts to Fixed Account C are not allowed.

We do not currently charge a transfer fee. However, we reserve the right, to the extent permitted by state laws and regulations, to charge a fee of $25 for each transfer and to limit the number of transfers.

Transfer Requests. Requests may be made in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Section 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending upon, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contracts. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at Customer Service or, if you are participating in the dollar cost averaging or automatic reallocation programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. Telephone transactions may be automatically available to you when you complete the contract application, unless you specifically decline to have such telephone privileges. In some states, you must affirmatively elect to have telephone privileges. The election may be made in the application or by completing a telephone reallocation form. A unique identifier or personal password will be assigned to you when your telephone privileges are established. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These may include recording calls on voice recording equipment, requiring completion of a "telephone reallocation" form, written confirmation of telephone instructions and use of a unique identifier or personal password to execute transactions. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price.

Currently under this program you may, during the accumulation phase, elect one of the following transfer options:

Option One:
- You may direct us to automatically transfer a fixed dollar amount or a specified percentage from the subaccounts or Fixed Account A, to any of the other subaccounts or to Fixed Account A or Fixed Account B or from Fixed Account C to the subaccounts. However, transfers from Fixed Account C to Fixed Account A or Fixed Account B are not allowed. Also, no transfers to Fixed Account C are allowed from any subaccount or any other fixed option.
- Transfers from Fixed Account A may be made on a monthly, quarterly, semi-annual or annual basis. Transfers from Fixed Account C may be made on a monthly basis only.

Option Two:
- You may direct us to automatically transfer the interest earned on amounts invested in Fixed Account B to any one or more of the subaccounts.
- Only automatic transfers of 100% of interest earned are allowed. We will only transfer interest that is earned after you have elected this option. Reallocations may be made on a monthly, quarterly, semi-annual or annual basis.
- To elect transfers of this type, your account value must be at least $10,000 and the Fixed Account B account value must be at least $5,000. We reserve the right to discontinue these transfers when the Fixed Account B account value becomes less than $5,000.
- Transfers from Fixed Account B to the subaccounts or to Fixed Account A are allowed subject to certain conditions. **See APPENDIX I.**

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. To obtain an application form or for additional information about this program, contact your sales representative or call us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

We reserve the right to discontinue, modify or suspend the dollar cost averaging program and, to the extent permitted by state laws and regulations, to charge a processing fee not to exceed $25 for each transfer made under this program.

Automatic Reallocation Program ("Asset Rebalancing"). Asset rebalancing allows you to reallocate your account value to match your current investment allocations by reallocating account values from the subaccounts that have increased in value to those subaccounts that have declined in value or increased in value at a slower rate or to Fixed Account A. Asset rebalancing also allows you to reallocate account values invested in Fixed Account A. We automatically reallocate your account value on each quarterly anniversary of the date we established your account (or any other date as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market.

There is currently no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. You are eligible to participate in this program if your account value is at least $10,000. To obtain an application form or for additional information about this program, contact your sales representative or call us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." You must choose the applicable subaccounts and the percentage of account value to be maintained on a quarterly basis in each subaccount. All values in a selected subaccount will be available for rebalancing.

You may instruct us at any time to terminate this program by writing to us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Any value in a subaccount that has not been reallocated will remain in that subaccount regardless of the percentage allocation, unless you instruct us otherwise. If you wish to continue the reallocations after they have been terminated, you must complete an application and have at least $10,000 of account value.

We reserve the right to discontinue, modify or suspend the asset rebalancing program and, to the extent permitted by state laws and regulations, to charge a processing fee not to exceed $25 for each reallocation between the subaccounts or to or from the unloaned account value of Fixed Account A. The account value in Fixed Account C is not eligible for participation in this program.

Transfers from the Fixed Accounts. For information on transfers from the Fixed Accounts, see **APPENDIX I** and your contract.

WITHDRAWALS

Subject to any applicable retirement plan or Tax Code restrictions (see "**Withdrawal Restrictions**" below), you may withdraw all or a portion of your withdrawal value at any time during the accumulation phase. No withdrawals are permitted from Fixed Account C. Contracts issued in connection with qualified retirement plans (other than IRAs and Roth IRAs) generally require that the plan sponsor, or its delegate certify that you are eligible for the distribution.

Steps for Making a Withdrawal. You must select the withdrawal amount:
- Full Withdrawals: You will receive your withdrawal value, reduced by any applicable tax, redemption fees and maintenance fees; or
- Partial Withdrawals: You may request withdrawal of either:
  - ▷ A gross amount, in which case the applicable early withdrawal charge, redemption fees and taxes will be deducted from the gross amounts requested; or
  - ▷ A specific amount after deduction of the applicable early withdrawal charge, redemption fees and taxes.

Requests for partial withdrawals are subject to the following conditions:
- The minimum amount of any partial withdrawal must be $1,000;
- The account value may not fall below the greater of $1,000 or any outstanding loan balance divided by 85%;
- We may charge a partial withdrawal processing fee of $25 or, if less, 2% of the amount partially surrendered;
- Unless otherwise agreed to by us, we will withdraw dollars in the same proportion as the values you hold in the investment options in which you have an account value; and
- You must properly complete a disbursement form and deliver it to Customer Service.

Withdrawal Restrictions. Many plans may have other limits on withdrawals that may be made from the plan. Some examples of those limits are listed below:
- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment or financial hardship of the following:
  - ▷ Salary reduction contributions made after December 31, 1988; and
  - ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship. Other withdrawals may be allowed as provided for under the Tax Code or regulations.
- 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "FEDERAL TAX CONSIDERATIONS – *Taxation of Qualified Contracts – Distributions – Eligibility – 403(b) Plans*";**
- Participants in the Texas Optional Retirement Program may not receive any distribution before retirement, except upon reaching age 70½ or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law; and
- 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment or financial hardship.

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:
- Early Withdrawal Charge. See "**FEES – Early Withdrawal Charge.**"
- Annual Maintenance Fee. See "**FEES – Annual Maintenance Fee.**"
- Partial Withdrawal Processing Fee. See "**FEES – Partial Withdrawal Processing Fee.**"
- Fund Redemption Fees. See "**FEES – Fund Redemption Fees.**"
- Tax Penalty. See "**FEDERAL TAX CONSIDERATIONS.**"
- Tax Withholding. See "**FEDERAL TAX CONSIDERATIONS.**"
- Taxation. See "**FEDERAL TAX CONSIDERATIONS.**"

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your registered representative or call us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company.**"

Withdrawal Value: Your account value less any outstanding loan balance and any applicable early withdrawal charge.

The Tax Code and/or your plan may impose other limitations. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility.**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE. We pay withdrawal amounts based on your account value as of the next valuation date after we receive a request for withdrawal in good order at Customer Service.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order. No interest will accrue on amounts represented by uncashed withdrawal checks.

SYSTEMATIC WITHDRAWALS

A systematic withdrawal is a series of automatic partial withdrawals from your account based on a payment method you select. You may elect to withdraw a specified dollar amount or a percentage of the account value on a monthly, quarterly, semiannual or annual basis. The amount of each systematic withdrawal must be at least $100.

Systematic Withdrawal Availability. We reserve the right to modify or discontinue offering systematic withdrawals. However, any such modification or discontinuation will not affect any systematic withdrawals already in effect. We may add additional systematic withdrawal options from time to time.

Requesting a Systematic Withdrawal. To request systematic withdrawals and to assess terms and conditions that may apply, contact your sales representative or us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Features of a Systematic Withdrawal
A systematic withdrawal allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Terminating Systematic Withdrawals. You may discontinue systematic withdrawals at any time by contacting your sales representative or us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Charges. Systematic withdrawals are subject to early withdrawal charges. Although we currently do not impose a processing fee, we reserve the right to charge a processing fee not to exceed the lesser of 2% of each systematic withdrawal payment or $25.

Taxation. Systematic withdrawals and revocations of elections may have tax consequences. Amounts withdrawn may be included in your gross income in the year in which the withdrawal occurs, and withdrawals prior to your reaching age 59½ may also be subject to a 10% additional tax. **See "FEDERAL TAX CONSIDERATIONS."**

LOANS

Loans Available from Certain Qualified Contracts. If allowed by the contracts and the qualified plan for which the contract is issued and subject to approval by the plan sponsor or its delegate, a loan may be available from the account value prior to your election of an income phase payment option or the annuitant's attainment of age 70½. Loans are only allowed from amounts allocated to subaccounts and certain fixed accounts. Loans are not available from nonqualified contracts, IRAs or 457 contracts. Loans are subject to requirements under the Tax Code and related loan regulations, as well as ERISA (if applicable). Further restrictions may apply due to our administrative practices or those administrative practices of a third party administrator selected by your plan sponsor. We reserve the right to deny a loan request if the participant has an outstanding loan in default..

Requests. If you are eligible to obtain a loan, you may request one by properly completing a loan request form and submitting it to Customer Service. Read the terms of the loan agreement before submitting any request.

Charges Associated with Loans:
- Loans are subject to an applicable early withdrawal charge;
- We reserve the right to charge a processing fee not to exceed $25; and
- Interest will be charged on loaned amounts. The difference between the rate charged and the rate credited on loans under your contract is called the loan interest rate spread. The loan interest rate spread is currently 2.5% per annum. For example, if the current interest rate charged on a loan is 6.0% and the loan interest rate spread is 2.5%, the amount of interest credited is 3.5%. The loan interest rate spread is retained by the Company. We reserve the right to apply a loan interest rate spread of up to 3% per annum.

Repayment and Default on Loans. Loans may be repaid as described in the loan agreement, including paid in full at any time. If we do not receive a loan repayment when due, the entire outstanding loan balance will be considered in default. Processing of loan repayments (including pricing of such repayments) may be delayed for administrative reasons, including but not limited to submission of repayment without a proper loan coupon or where the amount of a repayment differs from the amount printed on the loan coupon. We may also refuse to accept certain forms of loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your loan repayment. **Please contact us at the number or address referenced under "CONTRACT OVERVIEW – Questions: Contacting the Company" section for further information.**

To the extent that a loan remains in default and is not repaid in a timely manner as prescribed by Tax Code section 72(p) and applicable regulations, the entire outstanding balance, including accrued interest will be reported as a taxable distribution on IRS Form 1099. The distribution may also be subject to tax penalties under Tax Code section 72(t). To the extent a loan which has been reported as a distribution remains unpaid, it will continue to count against your future loan availability. The loan interest spread will continue to accrue until the loan is offset or you have a distributable event. Additionally, certain other tax rules apply to distributions from the contract. **See "FEDERAL TAX CONSIDERATIONS – Distributions – General" for additional information.**

DEATH BENEFIT

During the Accumulation Phase

When Is a Death Benefit Payable? During the accumulation phase, a death benefit is payable when the contract holder or in certain circumstances, annuitant dies.

Who Receives Death Benefit Proceeds? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries and/or contingent beneficiaries. Unless you have instructed us otherwise, if more than one beneficiary has been named, the payment will be paid in equal shares. If you die and no beneficiary or contingent beneficiary exists or if the beneficiary or contingent beneficiary is not living on the date payment is due, the death benefit will be paid in a lump sum to your estate.

> This section provides information about the death benefit during the accumulation phase. **For death benefit information applicable to the income phase, see "INCOME PHASE."**

Designating Your Beneficiary. You may designate a beneficiary on your application and may change the designated beneficiary at any time before income phase payments begin by sending us a written request. Upon our receipt of your written request in good order **(see "CONTRACT OVERVIEW – Questions: Contacting the Company")**, we will process the change effective the date it was signed. Any change in beneficiary will not affect any payments made or affect any actions taken by us before the request was received. We are not responsible for the validity of any beneficiary change.

Death Benefit Amount. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death. The amount payable will be determined as follows:

- If the annuitant dies before the first day of the month after his or her 80th birthday, the death benefit will be the greatest of:
  - ▷ The account value on the claim date less any outstanding loan balance;
  - ▷ The sum of all purchase payments, adjusted for any amounts deducted from your account (including withdrawals, payments made under an income phase payment option, loans and fees and expenses); or
  - ▷ The account value on the sixth account anniversary immediately preceding your death (i.e., the account value on the latest of the 6th, 12th, 18th, etc. account anniversary) adjusted for purchase payments made and for amounts deducted (including withdrawals, payments made under an income phase payment option, loans and fees and expenses) since that anniversary.
- If the annuitant dies after the first day of the month after his or her 80th birthday, the death benefit will be the account value less any outstanding loan balance.
- If the contract holder dies, the death benefit will equal the account value less any outstanding loan balance, early withdrawal charge and annual maintenance fee as of the claim date.

Payment of the Death Benefit Before Income Phase Payments Begin

The beneficiary may choose one of the following three methods of payment:
- Receive a lump-sum payment equal to all or a portion of the account value;
- Apply some or all of the account value to any of the income phase payment options (in no event may payments to a beneficiary extend beyond the beneficiary's life expectancy or any period certain greater than the beneficiary's life expectancy); or
- Any other distribution method acceptable to us.

Until a death benefit payment request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death and no distributions will be made.

The timing and manner of payment are subject to the Tax Code's distribution rules. **See "FEDERAL TAX CONSIDERATIONS – Distributions – General."** In general, the death benefit must be applied to either an income phase payment option within one year of the contract holder's or annuitant's death or the entire account value must be distributed within five years of the contract holder's or annuitant's date of death. For nonqualified contracts an exception to this provision applies if the designated beneficiary is the surviving spouse, in which case the beneficiary may continue the contract as the successor contract holder and generally may exercise all rights under the contract.

Requests for payment of the death benefit in a lump-sum will be paid within seven calendar days following the next valuation after we receive proof of death and a request for payment. Requests for continuing income phase payments or another form of distribution method must be in writing and received by us within the time period allowed by the Tax Code or the death benefit will be paid in a lump-sum and the contract will be canceled.

Terms to Understand:

Account Year/Account Anniversary – A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date;

Annuitant(s) -- The person(s) on whose life (lives) or life expectancy(ies) the income phase payments are based;

Beneficiary(ies) -- The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract;

Claim Date -- The date proof of death and the beneficiary's right to receive the death benefit are received in good order at Customer Service. Please contact Customer Service to learn what information is required for a request for payment of the death benefit to be in good order; and

Contingent Beneficiary -- The person(s) or entity(ies) designated to receive death benefit proceeds under the contract if no beneficiary is alive when the death benefit is due.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in "**The Retained Asset Account**" below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the FDIC and as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time and these requirements have recently changed generally for deaths after January 1, 2020. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. To start receiving income phase payments, you must notify us in writing of all of the following:
- Payment start date;
- Income phase payment option (see the income phase payment options table in this section); and
- Choice of fixed, variable or a combination of both fixed and variable payments.

Your account will continue in the accumulation phase until you properly initiate income phase payments. If you have not selected an income phase payment option or a required minimum distribution payment method (for qualified contracts) before the payment start date, we will apply the fixed account values to provide fixed annuity payments and the subaccount values to provide variable annuity payments, both in the form of a Life Income with Payments Guaranteed for ten years (120 months), to be automatically effective. You may change the income phase payment option by notifying us in writing before the payment start date. Once an income phase payment option is selected it may not be changed.

> We may have used the following terms in prior prospectuses:
> - **Annuity Provisions**-Income Phase;
> - **Annuity Payout Selection**-Income Phase Payment Option; and
> - **Annuity Payout**-Income Phase Payment.
>
> Also, income phase payments are sometimes referred to as "annuity payments."

What Affects Income Phase Payments. Some of the factors that may affect income phase payments include: your age, gender, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccounts available during the income phase, please contact Customer Service. Payment amounts will vary depending upon the performance of the subaccounts you select. For more information about how variable income phase payments are determined, call us for a copy of the SAI. **See "CONTRACT OVERVIEW – Questions: Contacting the Company."**

Transfers. After income phase payments begin, you may transfer between subaccounts once per year.

Assumed Net Investment Rate. If you elect variable payments, the assumed net investment rate is 3%. If the investment performance of the subaccounts you selected exceeds 3%, your income phase payments will increase. Conversely, if the investment performance of the subaccounts you selected is less than 3%, your income phase payments will decrease.

Minimum Payment Amounts. The income phase payment option you select must result in monthly payments of at least $100. We reserve the right to change the frequency of income phase payments to intervals that will result in payments of at least $100.

If the account value less any outstanding loan balance at the payment start date is less than $5,000, we reserve the right to issue a lump-sum payment and cancel the contract.

Restrictions on Start Dates and the Duration of Payments. Unless otherwise agreed to by us, the start date must be the first business day of any calendar month and the earliest start date is the first business day of the first month that is at least 60 days after issue. If you do not select a start date, or for qualified contracts, if you do not elect a required minimum distribution payment method, the start date will be the annuitant's 85th birthday. The latest start date is the annuitant's 99th birthday. If income phase payments start when the annuitant is at an advanced age, such as over 95, it is possible that the contract will not be considered an annuity for federal tax purposes. You may change the start date by notifying us in writing at least 30 days before the start date currently in effect and the new start date. The new start date must satisfy the requirements for a start date.

For qualified contracts only, income phase payments may not extend beyond:
- The life of the annuitant;
- The joint lives of the annuitant and beneficiary;
- A guaranteed period greater than the annuitant's life expectancy; or
- A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

See "FEDERAL TAX CONSIDERATIONS" for further discussion of rules relating to income phase payments.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables on the following page), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under income phase payment options and is applicable to all income phase payment options, including variable options under which we do not assume a mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of 0.15% annually from amounts held in the subaccounts. We are currently deducting this charge.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following "*Income Phase Payment Options*" table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days following the next valuation date after we receive proof of death acceptable to us and the request for the payment in good order at Customer Service. If continuing income phase payments are elected:

- The beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right; and
- The beneficiary must meet the distribution rules imposed by the Tax Code. These rules recently changed for deaths occurring after January 1, 2020. Failure to meet these rules can result in tax penalties. See **"FEDERAL TAX CONSIDERATIONS –** *Taxation of Qualified Contracts* **– Required Distributions Upon Death"** for the distribution rules imposed by the Tax Code.

We will calculate the value of any death benefit at the next valuation date after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account" for more information about the retained asset account.**

A beneficiary may request additional information about the retained asset account and the draftbook feature or may elect to receive payment of the Proceeds by check rather than through the account's draftbook feature by contacting us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Amounts applied to income phase payments are treated as a withdrawal from the contract, and we reserve the right to deduct any premium taxes not already paid under the contract. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a tax and/or legal adviser before electing this option. The same or a different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

Income Phase Payment Options

Subject to the conditions and requirements of state law, the following table lists the income phase payment options and accompanying death benefits available under the contracts. The Tax Code and/or some contracts may restrict the options and the terms available to you and/or your beneficiary. **See "FEDERAL TAX CONSIDERATIONS."** We may offer other income phase payment options under the contract from time to time.

Once income phase payments begin the income phase payment option selected may not be changed.

Terms to understand:
- **Annuitant(s):** The person(s) on whose life expectancy(ies) the income phase payments are based; and
- **Beneficiary(ies):** The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit – None:** All payments end upon the annuitant's death.
Life Income with Payments Guaranteed for ten Years[*]	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for ten years (120 months). **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income – Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Death Benefit – None:** All payments end upon the death of both annuitants.

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as annuities for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contracts. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contracts described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:
- **Introduction;**
- **Taxation of Nonqualified Contracts;**
- **Taxation of Qualified Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company**

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with non-tax qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Types of Contracts: Nonqualified or Qualified

The contract described in this prospectus may be purchased on a non-tax-qualified basis (nonqualified contracts) or on a tax-qualified basis (qualified contracts).

Nonqualified Contracts. Nonqualified contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your purchase payments to a nonqualified contract. Rather, nonqualified contracts are purchased with after tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

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[*] Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.

Qualified Contracts. Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(b), 408, 408A or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans to contribute after-tax salary contributions to a Roth 403(b) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual) you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until income phase payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to collaterally assign or pledge any portion of the contract value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance with such requirements and rulings, and we reserve the right to modify your contract as necessary to do so;
- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a proportional share of the assets of the separate account;
- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;
- **Non-Natural Owners of a Nonqualified Contract.** If the owner of the contract is not a natural person (in other words, is not an individual), a nonqualified contract generally is not treated as an annuity for federal income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the purchase payments or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and
- **Delayed Income Phase Starting Date.** If the contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs before the contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. A market value adjustment, if applicable, could increase the contract value. Investment in the contract is generally equal to the amount of all purchase payments to the contract, plus amounts previously included in your gross income as the result of certain loans, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified contract may be subject to a penalty tax equal to 10% of the amount treated as income. In general, however, there is no penalty tax on distributions:

- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty tax does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Income Phase Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent income phase payment is subject to tax as ordinary income.

Annuity contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity contract, provided that annuity payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2021, your entire balance must be distributed by August 31, 2025. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies or is changed, the same rules apply as outlined above for the death of a contract owner.

Generally, amounts distributed from a contract because of your death or the death of the annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules may apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:
- If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or
- If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some contracts offer a death benefit that may exceed the greater of the purchase payments and the contract value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Collateral Assignments, Pledges, Gratuitous Transfers and Other Issues. A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the contract value of a nonqualified contract is treated as a distribution of such amount or portion. If the entire contract value is pledged or collaterally assigned, subsequent increases in the contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a nonqualified contract without adequate consideration (a gratuitous transfer) to a person other than the owner's spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the "cash surrender value" and the investment in the contract at the time of the transfer. In such case, the transferee's investment in the contract will be increased to reflect the amount that is included in the transferor's income. The exceptions for transfers to an owner's spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other designations, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Net Investment Income Tax. A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from nonqualified contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact your sales representative or call us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the contract is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the contract or the distribution. The rules relating to FATCA are complex, and a tax adviser should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the contract.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

- **401(a) and (401(k) Plans.** Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees;
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations and public schools to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions;
- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRA qualification requirements;** and
- **457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account.

The Company may offer or have offered the contract for use with certain other types of qualified plans. Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distributions from SIMPLE IRAs made within 2 years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA or eligible plan. Individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors**. 457(b) plans of governmental employers**, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract, and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract holders, sponsoring employers, participants, annuitants and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 401(k), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $58,000 (as indexed for 2021). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), 403(b) or Roth 403(b) plan to generally no more than $19,500 (as indexed for 2021). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) Plans. The total annual contributions (including pre-tax salary reduction contributions) made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $19,500 (as indexed for 2021). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), 403(b), Roth 403(b) or a governmental 457(b) who is at least age 50 by the end of the participant's taxable year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the Age 50 Catch-ups. Specifically, a participant may elect to defer the lesser of: (a) twice the deferral limit ($39,000); or (b) the basic annual limit plus the amount of the basic annual limit not used in prior taxable years (disregarding any deferrals under the Age 50 Catch-up). If a participant is eligible for the special 457 Catch up and the Age 50 Catch-up, the participant can make deferrals up to the greater catch-up limit, but may not make deferrals in excess of the greater catch-up limit. For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2021, the contribution to your traditional IRA cannot exceed the lesser of $6,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2021, the contribution to a Roth IRA cannot exceed the lesser of $6,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments and death benefit proceeds. If a portion of a distribution is taxable will be reported to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Distributions from these plans are generally taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(b) plan (collectively, qualified plans) or Roth IRA and taxable amounts from a governmental 457(b) plan that are attributable to amounts transferred from a qualified plan, or IRA.

Exceptions to the 10% additional tax may apply if:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is a qualified birth or adoption distribution;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters;
- You have unreimbursed medical expenses that are deductible (without regard to whether you itemized deductions);
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses;
- You use the distribution to buy, build or rebuild a first home;
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;

- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions – Roth 403(b) and Roth IRA. A partial or full distribution of purchase payments to a Roth 403(b) or a Roth IRA account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 403(b) or a Roth IRA account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Non-Governmental 457(b) Plans. Compensation deferred under a 457(b) plan of a non-governmental employer is generally includible in income in the first year in which it is paid or otherwise made available to you or your designated beneficiary.

Distributions – Eligibility

Distributions from qualified plans (as described in this prospectus) generally may occur only upon the occurrence of certain events. The terms of your plan will govern when you are eligible to take a distribution from the plan. The following describes circumstances when you may be able to take a distribution from certain more common types of plans.

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions generally may occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 59½; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (for 2018 and earlier, contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Subject to the terms of your 403(b) or Roth 403(b) plan, distribution of certain salary reduction contributions and earnings generally may occur only upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) Plans. Under 457(b) plans, distributions may generally not be made available to you earlier than:
- The calendar year you attain age 59½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 401(k), 403(b), Roth 403(b), 457(b) Plans and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949) or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:

- Under 401(a). 401(k), 403(b) and Roth 403(b) plans that are not governmental or church plans,, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949); or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. You must receive distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code Section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (401(a), 401(k), 403(b), Roth 403(b), 457(b) Plans, IRAs and Roth IRAs)

Upon your death, any remaining interest in a 401(a), 401(k), 403(b), Roth 403(b) or 457(b) plan and IRA or Roth IRA must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Tax Code. The death benefit provisions of your contract will be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act"), which was part of the larger Further Consolidated Appropriations Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.

Prior Law. Under prior law, if an employee under an employer sponsored retirement plan dies prior to the required beginning date, the remaining interest must be distributed (1) within five years after the death (the "five-year rule"), or (2) over the life of the designated beneficiary, or over a period not extending beyond the life expectancy of the designated beneficiary, provided that such distributions commence within one year after death (the "lifetime payout rule"). If the employee dies on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the "at-least-as-rapidly rule").

The New Law. Under the new law, if you die after 2019, and you have a designated beneficiary, any remaining interest must be distributed within ten years after your death, unless the designated beneficiary is an eligible designated beneficiary ("EDB") or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by the employee. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than ten years younger than you. An individual's status as an EDB is determined on the date of your death. This ten-year post-death distribution period applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this ten-year rule, the remaining interest must be distributed within ten years after the EDB's death (i.e., a new ten-year distribution period begins).

Instead of taking distributions under the new ten-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within ten years after the EDB's death (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within ten years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years).

If your beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the five-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries, including special rules allowing a beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. You should consult a professional tax adviser about the federal income tax consequences of your beneficiary designations, particularly if a trust is involved.

More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if you are an employee under a governmental plan, such as a governmental 457(b) plan, the new law applies to your interest in that plan if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies to your interest in that plan if you die after 2021 (unless the collective bargaining agreements terminate earlier).

In addition, the new post-death distribution requirements generally do not apply if the employee died prior to January 1, 2020. However, if the designated beneficiary of the deceased employee dies after January 1, 2020, any remaining interest must be distributed within ten years of the designated beneficiary's death. Hence, this ten-year rule generally will apply to a contract issued prior to 2020 which continues to be held by a designated beneficiary of an employee who died prior to 2020.

It is important to note that under prior law, annuity payments that commenced under a method that satisfied the distribution requirements while the employee was alive could continue to be made under that method after the death of the employee. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than ten years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by us) in order to comply with the new post-death distribution requirements.

Certain transition rules may apply. Please consult your tax adviser.

Start Dates for Spousal Beneficiaries. Under the new law, as under prior law, if your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse's death by transferring the remaining interest tax-free to your surviving spouse's own IRA.

The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

Withholding

Taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), 403(b), Roth 403(b) and Governmental 457(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain other distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Death benefit proceeds are not subject to income tax withholding.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non-Resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 403(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "**Qualified Distributions – Roth 403(b) and Roth IRA**" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), 403(b), Roth 403(b) and 457(b) Plans. Your beneficial interest in the contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p); or
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to take distributions from the contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the contract. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the separate account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against a separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including separate account assets, which are treated as Company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits to the holders of the separate account because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include Company income taxes in the tax charges you pay under the contract. We reserve the right to change these tax practices.

CONTRACT DISTRIBUTION

General. The Company's affiliate, Voya Financial Partners, LLC, serves as the principal underwriter for the contract. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker/dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker/dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment ranges from 0% to a maximum of 6.5% of payments to a contract. Asset-based compensation of up to 1% may also be paid.

Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Commissions and annual payments, when combined, could exceed 6.5% of total purchase payments. These other promotional incentives or payments may not be offered to all distributors and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among selling firms based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company and of its affiliated broker/dealers may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or a specific percentage of the purchase payments received under the contracts or that may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2020, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- GWN Securities, Inc.;
- Lincoln Investment Planning, Inc.;
- Voya Financial Advisors, Inc.;
- CUSO Financial Services, L.P.;
- LPL Financial LLC;
- PlanMember Securities Corporation;
- Equitable Advisors, LLC;
- Royal Alliance Associates, Inc.;
- SagePoint Financial, Inc.;
- Cetera Investment Services LLC;
- Securities America, Inc.;
- Raymond James Financial Services, Inc.;
- GLP Investment Services, LLC;
- Capital Investment Group, Inc.;
- AON Securities LLC;
- Cetera Advisor Networks LLC;
- OneAmerica Securities, Inc.;
- CoreCap Investments, Inc.;
- Centaurus Financial, Inc.;
- T. S. Phillips, Inc.;
- SA Stone Wealth Management, Inc.;
- Cabot Lodge Securities, LLC;
- Woodbury Financial Services, Inc.;
- Oppenheimer & Co. Inc.; and
- Ameritas Investment Company, LLC.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

The OMNI Financial Group, Inc. (OMNI) is a third party administrator which has established a Preferred Provider Program ("P3") and has recommended the Company for inclusion in the P3 program based upon the Company meeting or exceeding the established P3 qualifications and standards. For plans that utilize OMNI services and have enrolled in the P3 program, the Company pays OMNI $36 per year for each actively contributing participant to cover a share of the plan administration fees payable to OMNI.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" or by calling 1-877-884-5050.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or processing these transactions beyond the seven permitted days, under any of the following circumstances:
- On any valuation day when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC; or
- During any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Transfers, Assignments or Exchanges of a Contract

A transfer of ownership or assignment of a contract, the designation of an annuitant, payee or other beneficiary who is not also the contract holder or the exchange of a contract may result in certain tax consequences to the contract holder that are not discussed herein. A contract holder contemplating any such transfer, assignment or exchange of a contract should contact a qualified tax adviser with respect to the potential tax effects of such a transaction.

Involuntary Terminations

Your contract will terminate if:
- The entire account value is withdrawn on or before income phase payments begin;
- The entire account value is paid in a lump sum as a death benefit before income phase payments begin; or
- If permitted by law, the outstanding loan balance equals or exceeds the account value less any early withdrawal charges.

In addition, we reserve the right to terminate a contract if you have not made any purchase payments for a period of two full years and the guaranteed monthly benefit under the life annuity with payments for ten or 20 years would be less than $20 per month when you reach age 71 or at the beginning of the eleventh contract year, whichever is later.

Reports to Owners

At least once in each account year we will provide you with a statement of your account value and, if appropriate, any outstanding loan balance. If you elect to receive your statements electronically, we will send you a notification email informing you that your statement is available online. Otherwise, written statements will be mailed to the last known address of record. Confirmation of every financial transaction made under the contract will be made immediately; however, confirmation of periodic payments made through salary reduction arrangements will be made quarterly.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or one of our affiliates. Call us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" if you need additional copies of financial reports, prospectuses or annual and semi-annual reports or if you would like to receive one copy for each contract in all future mailings.

APPENDIX I
THE FIXED ACCOUNTS

General Disclosure

- Fixed Account A, Fixed Account B and Fixed Account C (collectively, the "fixed accounts") are investment options available during the accumulation phase.
- Amounts allocated to the fixed accounts are held in the Company's general account which supports insurance and annuity obligations.
- All or a portion of your purchase payments may be allocated to the fixed accounts.
- Interests in the fixed accounts have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
- The fixed accounts have not been registered as investment companies under the Investment Company Act of 1940.
- Disclosure in this prospectus regarding the fixed accounts may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
- Disclosure in this appendix regarding the fixed accounts has not been reviewed by the SEC.
- Additional information about the fixed accounts may be found in the contracts.

Interest Rates

- The fixed accounts have an interest rate that is set periodically by the Company. Under this option we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment. The minimum guaranteed interest rate is set forth in the contract. Guaranteed interest rates will never be less than the minimum rate specified in the contract. We may credit interest in excess of the guaranteed rate. Amounts applied to the fixed accounts are guaranteed to earn the interest rate in effect at the time money is applied until the end of the calendar year in which it is received, and subsequent interest rates for that amount are credited with excess interest at the rates then in effect for the then current calendar year. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims paying ability.
- The Company determines excess interest credits, if any, based on a number of factors, including, but not limited to, investment yield rates, taxes, contract persistency, other experience factors and Company profit objectives. In order to encourage new purchase payments or transfers, the Company may at certain times credit a higher initial interest rate to new purchase payments or transfers than it would otherwise credit based on other factors. As the Company resets interest rates beginning the calendar year after a purchase payment or transfer is received, and annually thereafter, any higher initial interest rate credited may be discontinued at any time. The relatively higher initial interest rates are credited with the expectation that over time the Company will lower interest rates, or not raise them as quickly as it otherwise might, on those same purchase payments or transfers. Due to all of these factors, the initial interest rate may be higher than, and not representative of, the rates that will be credited in subsequent years for existing purchase payments or transfers.
- The Company is not aware of any statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in the Company's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various contract holders, contract owners and stockholders.

Transfers from the Fixed Accounts. Subject to the conditions applicable to transfers among subaccounts, transfers of unloaned amounts from Fixed Account A may be made to the subaccounts or to Fixed Account B any time during the accumulation phase. During the income phase transfers into or between the fixed accounts are not allowed.

Transfers of amounts in Fixed Account B to the subaccounts or to Fixed Account A are subject to the following conditions:

- Transfers may only be made during a reallocation period which begins 30 days before and ends 30 days after an account anniversary and only one transfer may be made during such period;
- Your request for transfer must be received by us no more than 30 days before the start of a reallocation period and no later than ten days before the end of a reallocation period;
- Transfer amounts may not exceed the greater of 25% of the Fixed Account B account value or $1,000 (if the balance in Fixed Account B after such transfer would be less than $1,000, the entire account value may be transferred); and
- Transfer amounts may not be less than $250 (if the balance in Fixed Account B is less than $250, the entire account value must be transferred).

Transfers of amounts in Fixed Account C are subject to the following conditions:

- Transfers must begin within 30 days of deposit and must be in substantially equal payments over a 12-month period. Transfers will occur any time before the 29th day of each month ("reallocation date"). You may instruct us on which day you want the transfer to occur;
- If additional purchase payment(s) are received for allocation to Fixed Account C, the balance of Fixed Account C will be adjusted to reflect the subsequent payment(s) and transfers will be recalculated based on the remaining 12-month period;
- You may change the subaccount(s) receiving Fixed Account C transfers by written request before the reallocation date. Only one transfer from Fixed Account C shall take place at any one time;
- If transfers from Fixed Account C are discontinued prior to the end of the 12-month period, the remaining balance of Fixed Account C will be reallocated according to your instructions; and
- Transfers from Fixed Account C to Fixed Account A and Fixed Account B are not permitted.

Transfers into Fixed Account C from any subaccount or from any other fixed option are not allowed.

After the start of the income phase, reserves supporting fixed income phase payments cannot be reallocated. We reserve the right to allow transfers from Fixed Account C in excess of the limits described above on a non-discriminatory basis.

Dollar Cost Averaging. Amounts you invest in the fixed accounts may be automatically transferred into the other investment options. Transfers from Fixed Account C to Fixed Account A and Fixed Account B are not permitted. Transfers from Fixed Account B (other than 100% of interest earned) or to Fixed Account C are not allowed. Transfers from Fixed Account A may be made on a monthly, quarterly, semi-annual or annual basis. Transfers from Fixed Account C may be made on a monthly basis. Interest earned on amounts invested in Fixed Account B may be automatically transferred into the other investment options. **See "TRANSFERS – Dollar Cost Averaging Program."**

Withdrawals. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as provided by federal law.

Withdrawals will be made on a last-in, first-out basis (i.e., the most recent purchase payment and associated earnings on that purchase payment will be the first to be withdrawn from the contract value, followed by the next most recent purchase payment and associated earnings, and so on).

Loans. Loans are not allowed from Fixed Account C. **See "LOANS."**

Charges. We do not make deductions from amounts in the fixed accounts to cover mortality and expense risks. We consider these risks when determining the credited rate. We expect to earn a profit from the determination of the credited rate. If you make a full withdrawal, the amount available from the fixed accounts will be reduced by any applicable early withdrawal charge and annual maintenance fee. **See "FEE TABLE" and "FEES."**

Guarantee. We guarantee that the fixed account value will not be less than the amount of purchase payments and transfers allocated to the fixed account, plus interest at the minimum guaranteed rate disclosed in the annuity contract, compounded annually, plus any additional interest which we may, in our discretion, credit to the fixed accounts less the sum of all annual administrative charges or early withdrawal charges, any applicable premium taxes and any amounts withdrawn or reallocated from the fixed accounts.

APPENDIX II
FUND DESCRIPTIONS

The investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge by contacting us at the address and telephone number referenced under "CONTRACT OVERVIEW – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC's Public Reference Branch. If you received a summary prospectus for any of the funds available through the contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through the contracts, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital and income.
American Funds Insurance Series® – International Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
Fidelity® VIP Contrafund^{SM} Portfolio **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio[SM] **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Government Money Market Portfolio **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
Fidelity® VIP Index 500 Portfolio **Investment Adviser:** Fidelity Management & Research Company LLC **Subadviser:** Geode Capital Management, LLC	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Fidelity® VIP Investment Grade Bond Portfolio **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Seeks as high a level of current income as is consistent with the preservation of capital.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Mutual Advisers, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.
Neuberger Berman AMT Sustainable Equity Portfolio **Investment Adviser:** Neuberger Berman Investment Advisers LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's environmental, social and governance (ESG) criteria.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Pioneer High Yield VCT Portfolio **Investment Adviser:** Amundi Asset Management US, Inc.	Maximize total return through a combination of income and capital appreciation.

Voya Global High Dividend Low Volatility Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth and current income.

Voya Government Liquid Assets Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks high level of current income consistent with the preservation of capital and liquidity.

Voya Growth and Income Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya High Yield Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide investors with a high level of current income and total return.

Voya Index Plus LargeCap Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.

Voya Index Plus MidCap Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.

Voya Index Plus SmallCap Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.

Voya Intermediate Bond Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya International High Dividend Low Volatility Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks maximum total return.

Voya International Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Voya Large Cap Growth Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth.

Voya Large Cap Value Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

Voya Limited Maturity Bond Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.

Voya MidCap Opportunities Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Voya Russell™ Large Cap Growth Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Voya Russell™ Large Cap Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2025 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Strategic Allocation Growth Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide capital appreciation.

Voya Strategic Allocation Moderate Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).

Voya U.S. Stock Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks total return.

VY® American Century Small-Mid Cap Value Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: American Century Investment Management, Inc.
	Seeks long-term capital growth. Income is a secondary objective.

VY® Baron Growth Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: BAMCO, Inc.
	Seeks capital appreciation.

VY® Clarion Global Real Estate Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: CBRE Clarion Securities LLC
	Seeks high total return consisting of capital appreciation and current income.

VY® Columbia Contrarian Core Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Columbia Management Investment Advisers, LLC
	Seeks total return consisting of long-term capital appreciation and current income.

VY® Invesco Comstock Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Invesco Advisers, Inc.
	Seeks capital growth and income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital appreciation.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

APPENDIX III
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2020, the following tables give: (1) the accumulation unit value ("AUV") at the beginning of the period; (2) the AUV at the end of the period; and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Separate Account N available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2020, the "Value at beginning of period" shown is the value at first date of investment. Portfolio name changes after December 31, 2020, are not reflected in the following information.

(Selected data for accumulation units outstanding throughout each period, reflecting total daily separate account charges of 1.40%)

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
AMERICAN FUNDS INSURANCE SERIES® - GROWTH FUND℠ (CLASS 2)										
Value at beginning of period	$25.32	$19.64	$19.97	$15.78	$14.62	$13.87	$12.96	$10.11	$8.69	$9.21
Value at end of period	$37.98	$25.32	$19.64	$19.97	$15.78	$14.62	$13.87	$12.96	$10.11	$8.69
Number of accumulation units outstanding at end of period	784,466	827,850	869,655	920,439	984,897	1,041,886	1,053,091	1,075,152	1,054,796	1,019,402
AMERICAN FUNDS INSURANCE SERIES® - GROWTH-INCOME FUND (CLASS 2)										
Value at beginning of period	$22.00	$17.69	$18.27	$15.14	$13.76	$13.76	$12.61	$9.58	$8.27	$8.54
Value at end of period	$24.64	$22.00	$17.69	$18.27	$15.14	$13.76	$13.76	$12.61	$9.58	$8.27
Number of accumulation units outstanding at end of period	535,960	580,971	606,151	661,974	703,993	741,372	760,043	764,328	767,003	764,356
AMERICAN FUNDS INSURANCE SERIES® - INTERNATIONAL FUND℠ (CLASS 2)										
Value at beginning of period	$13.66	$11.27	$13.16	$10.10	$9.89	$10.51	$10.95	$9.13	$7.85	$9.25
Value at end of period	$15.35	$13.66	$11.27	$13.16	$10.10	$9.89	$10.51	$10.95	$9.13	$7.85
Number of accumulation units outstanding at end of period	640,100	672,897	682,646	737,062	748,413	766,712	762,811	759,377	767,594	757,929
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$75.39	$58.10	$62.94	$52.37	$49.17	$49.53	$44.87	$34.66	$30.19	$31.41
Value at end of period	$97.06	$75.39	$58.10	$62.94	$52.37	$49.17	$49.53	$44.87	$34.66	$30.19
Number of accumulation units outstanding at end of period	961,907	1,077,645	1,190,443	1,305,637	1,412,433	1,512,002	1,622,579	1,741,259	1,891,430	2,069,904
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$45.38	$36.11	$39.93	$35.87	$30.82	$32.54	$30.36	$24.02	$20.77	$20.86
Value at end of period	$47.74	$45.38	$36.11	$39.93	$35.87	$30.82	$32.54	$30.36	$24.02	$20.77
Number of accumulation units outstanding at end of period	557,240	611,406	674,526	767,530	847,892	930,639	1,016,164	1,101,639	1,209,486	1,342,996
FIDELITY® VIP GOVERNMENT MONEY MARKET PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.69	$12.61	$12.58	$12.68	$12.83	$13.01	$13.19	$13.37	$13.54	$13.72
Value at end of period	$12.55	$12.69	$12.61	$12.58	$12.68	$12.83	$13.01	$13.19	$13.37	$13.54
Number of accumulation units outstanding at end of period	407,304	320,783	392,820	412,597	507,938	466,812	496,808	600,247	674,159	668,659
FIDELITY® VIP INDEX 500 PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$60.56	$46.76	$49.65	$41.37	$37.50	$37.53	$33.51	$25.70	$22.48	$22.34
Value at end of period	$70.61	$60.56	$46.76	$49.65	$41.37	$37.50	$37.53	$33.51	$25.70	$22.48
Number of accumulation units outstanding at end of period	1,512,305	1,651,418	1,788,260	1,935,545	2,096,495	2,242,864	2,393,493	2,593,195	2,803,115	3,056,895

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
FIDELITY® VIP INVESTMENT GRADE BOND PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.34	$18.80	$19.17	$18.66	$18.06	$18.43	$17.66	$18.23	$17.46	$16.49
Value at end of period	$21.94	$20.34	$18.80	$19.17	$18.66	$18.06	$18.43	$17.66	$18.23	$17.46
Number of accumulation units outstanding at end of period	556,310	537,544	552,977	590,706	632,416	666,149	712,697	774,940	869,327	881,448
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$26.19	$21.02	$24.47	$22.43	$17.47	$19.13	$19.29	$14.36	$12.30	$12.96
Value at end of period	$27.17	$26.19	$21.02	$24.47	$22.43	$17.47	$19.13	$19.29	$14.36	$12.30
Number of accumulation units outstanding at end of period	160,261	183,264	197,614	211,973	227,384	227,894	259,464	269,522	230,923	228,859
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$19.41	$16.05	$19.16	$18.19	$15.85	$16.70	$15.19	$11.82	$10.46	$11.05
Value at end of period	$19.62	$19.41	$16.05	$19.16	$18.19	$15.85	$16.70	$15.19	$11.82	$10.46
Number of accumulation units outstanding at end of period	101,667	104,908	117,121	124,895	131,549	132,351	136,339	135,885	138,791	138,883
NEUBERGER BERMAN AMT SUSTAINABLE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$34.00	$27.39	$29.46	$25.23	$23.29	$23.73	$21.80	$16.06	$14.68	$15.36
Value at end of period	$40.09	$34.00	$27.39	$29.46	$25.23	$23.29	$23.73	$21.80	$16.06	$14.68
Number of accumulation units outstanding at end of period	117,933	123,301	130,586	148,101	170,275	184,175	208,726	214,146	224,259	223,835
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.11	$14.13	$14.65	$14.33	$13.82	$14.40	$14.17	$15.83	$14.76	$13.40
Value at end of period	$16.64	$15.11	$14.13	$14.65	$14.33	$13.82	$14.40	$14.17	$15.83	$14.76
Number of accumulation units outstanding at end of period	801,840	904,146	983,866	1,043,010	1,075,569	1,204,191	1,156,021	922,577	1,022,967	702,927
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$20.58	$18.23	$19.12	$18.08	$16.05	$16.95	$17.17	$15.54	$13.58	$14.00
Value at end of period	$20.79	$20.58	$18.23	$19.12	$18.08	$16.05	$16.95	$17.17	$15.54	$13.58
Number of accumulation units outstanding at end of period	148,780	175,945	179,551	181,422	183,894	184,608	188,115	175,851	158,788	131,971
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.60	$15.84	$17.24	$15.24	$14.33	$14.81	$14.14	$12.29	$10.96	$11.27
Value at end of period	$20.34	$18.60	$15.84	$17.24	$15.24	$14.33	$14.81	$14.14	$12.29	$10.96
Number of accumulation units outstanding at end of period	27,534	27,878	29,003	31,218	33,947	36,511	39,446	41,243	42,864	52,495
VOYA GLOBAL HIGH DIVIDEND LOW VOLATILITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.85	$10.71	$11.92	$9.77	$9.34	$10.04				
Value at end of period	$12.57	$12.85	$10.71	$11.92	$9.77	$9.34				
Number of accumulation units outstanding at end of period	924,358	1,032,392	1,109,109	1,203,150	1,311,257	1,438,963				
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS I)										
Value at beginning of period	$9.95	$9.90	$9.88	$9.95	$10.07	$10.21	$10.35	$10.49	$10.63	$10.78
Value at end of period	$9.84	$9.95	$9.90	$9.88	$9.95	$10.07	$10.21	$10.35	$10.49	$10.63
Number of accumulation units outstanding at end of period	134,893	162,913	140,343	148,316	152,995	146,858	136,896	144,016	171,824	165,158
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$27.02	$21.26	$22.57	$19.02	$17.57	$18.07	$16.55	$12.85	$11.25	$11.44
Value at end of period	$31.25	$27.02	$21.26	$22.57	$19.02	$17.57	$18.07	$16.55	$12.85	$11.25
Number of accumulation units outstanding at end of period	220,093	233,436	257,208	292,979	317,134	348,628	363,242	386,847	181,444	187,184

Condensed Financial Information (continued)

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
VOYA HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2019)										
Value at beginning of period	$10.43	$10.14								
Value at end of period	$10.90	$10.43								
Number of accumulation units outstanding at end of period	573,724	640,700								
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.38	$27.59	$30.03	$24.43	$22.46	$22.59	$20.12	$15.35	$13.60	$13.80
Value at end of period	$40.44	$35.38	$27.59	$30.03	$24.43	$22.46	$22.59	$20.12	$15.35	$13.60
Number of accumulation units outstanding at end of period	131,194	141,499	152,426	139,378	156,991	164,122	173,233	176,181	190,048	192,015
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$38.37	$30.62	$36.25	$32.37	$27.78	$28.69	$26.55	$20.01	$17.24	$17.69
Value at end of period	$40.96	$38.37	$30.62	$36.25	$32.37	$27.78	$28.69	$26.55	$20.01	$17.24
Number of accumulation units outstanding at end of period	187,065	203,157	217,685	233,476	248,324	255,757	267,415	284,766	310,132	330,868
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.83	$30.66	$35.50	$32.75	$26.09	$27.33	$26.29	$18.68	$16.86	$17.22
Value at end of period	$38.28	$36.83	$30.66	$35.50	$32.75	$26.09	$27.33	$26.29	$18.68	$16.86
Number of accumulation units outstanding at end of period	132,704	138,181	151,586	162,286	174,528	180,941	191,645	194,273	194,457	202,410
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.57	$14.37	$14.66	$14.15	$13.75	$13.86	$13.18	$13.38	$12.41	$11.70
Value at end of period	$16.55	$15.57	$14.37	$14.66	$14.15	$13.75	$13.86	$13.18	$13.38	$12.41
Number of accumulation units outstanding at end of period	1,033,405	1,050,707	1,166,399	1,266,283	1,376,871	1,405,542	300,647	294,043	286,248	241,571
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$15.56	$13.04	$15.35	$12.50	$12.61	$12.93	$13.97	$11.60	$9.93	$11.50
Value at end of period	$16.51	$15.56	$13.04	$15.35	$12.50	$12.61	$12.93	$13.97	$11.60	$9.93
Number of accumulation units outstanding at end of period	102,277	97,089	99,521	93,207	86,145	82,782	75,952	73,391	4,002	3,594
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$29.18	$22.29	$22.94	$17.93	$17.49	$16.67	$14.88	$11.53	$9.90	$9.92
Value at end of period	$37.66	$29.18	$22.29	$22.94	$17.93	$17.49	$16.67	$14.88	$11.53	$9.90
Number of accumulation units outstanding at end of period	1,272,296	1,403,033	1,570,812	1,767,729	1,884,957	2,053,561	2,195,345	1,305,467	1,401,653	1,534,093
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.86	$14.47	$15.92	$14.22	$12.66	$13.44	$12.38	$9.59	$8.48	$8.31
Value at end of period	$18.71	$17.86	$14.47	$15.92	$14.22	$12.66	$13.44	$12.38	$9.59	$8.48
Number of accumulation units outstanding at end of period	219,231	249,605	256,427	277,423	294,186	297,264	255,899	277,618	291,099	286,967
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$11.26	$10.98	$11.01	$11.04	$11.05	$11.14	$11.22	$11.30	$11.29	$11.32
Value at end of period	$11.46	$11.26	$10.98	$11.01	$11.04	$11.05	$11.14	$11.22	$11.30	$11.29
Number of accumulation units outstanding at end of period	332,955	348,945	438,677	475,515	481,622	505,930	554,405	585,472	589,007	594,702
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$23.63	$18.53	$20.31	$16.47	$15.57	$15.71	$14.63	$11.24	$9.99	$10.18
Value at end of period	$32.89	$23.63	$18.53	$20.31	$16.47	$15.57	$15.71	$14.63	$11.24	$9.99
Number of accumulation units outstanding at end of period	1,265,135	1,407,627	1,541,768	1,716,800	1,731,074	1,853,980	2,013,889	2,199,432	2,259,932	2,469,710
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$41.51	$30.99	$31.74	$24.52	$23.33	$21.99	$19.72	$15.15	$13.42	$13.06
Value at end of period	$56.68	$41.51	$30.99	$31.74	$24.52	$23.33	$21.99	$19.72	$15.15	$13.42
Number of accumulation units outstanding at end of period	1,210,261	1,319,011	1,460,024	1,601,516	1,715,895	1,880,715	2,040,061	2,234,001	2,479,163	2,707,204

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$35.67	$27.54	$28.93	$23.94	$21.88	$21.73	$19.52	$14.99	$13.15	$13.00
Value at end of period	$42.86	$35.67	$27.54	$28.93	$23.94	$21.88	$21.73	$19.52	$14.99	$13.15
Number of accumulation units outstanding at end of period	249,520	266,728	300,138	318,886	345,235	372,711	403,092	444,148	495,446	548,635
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
Value at beginning of period	$35.59	$26.83	$28.75	$23.45	$22.26	$22.75	$20.77	$15.61	$13.71	$14.21
Value at end of period	$47.21	$35.59	$26.83	$28.75	$23.45	$22.26	$22.75	$20.77	$15.61	$13.71
Number of accumulation units outstanding at end of period	57,310	66,182	73,222	78,140	81,756	80,229	71,314	70,357	60,255	62,993
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$62.94	$50.78	$61.21	$52.28	$46.75	$47.85	$45.94	$33.50	$29.50	$29.66
Value at end of period	$78.42	$62.94	$50.78	$61.21	$52.28	$46.75	$47.85	$45.94	$33.50	$29.50
Number of accumulation units outstanding at end of period	222,316	243,545	267,612	289,059	307,920	337,346	362,021	404,601	432,742	469,305
VOYA SOLUTION 2025 PORTFOLIO (CLASS I)										
Value at beginning of period	$15.29	$13.10	$14.06	$12.33	$11.78	$11.93	$11.43	$9.95	$8.86	$9.26
Value at end of period	$17.17	$15.29	$13.10	$14.06	$12.33	$11.78	$11.93	$11.43	$9.95	$8.86
Number of accumulation units outstanding at end of period	394,636	412,735	452,601	473,264	511,077	511,705	502,490	520,779	466,624	450,514
VOYA SOLUTION 2035 PORTFOLIO (CLASS I)										
Value at beginning of period	$16.12	$13.38	$14.76	$12.49	$11.90	$12.10	$11.58	$9.73	$8.55	$9.07
Value at end of period	$18.23	$16.12	$13.38	$14.76	$12.49	$11.90	$12.10	$11.58	$9.73	$8.55
Number of accumulation units outstanding at end of period	508,363	530,592	533,551	515,662	478,333	451,425	424,257	363,325	329,327	278,356
VOYA SOLUTION 2045 PORTFOLIO (CLASS I)										
Value at beginning of period	$16.22	$13.24	$14.93	$12.46	$11.85	$12.08	$11.52	$9.44	$8.27	$8.83
Value at end of period	$18.65	$16.22	$13.24	$14.93	$12.46	$11.85	$12.08	$11.52	$9.44	$8.27
Number of accumulation units outstanding at end of period	254,194	244,152	253,515	251,902	241,145	253,528	244,477	222,995	206,259	166,983
VOYA SOLUTION INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.67	$13.12	$13.69	$12.66	$12.25	$12.40	$11.86	$11.21	$10.33	$10.41
Value at end of period	$16.23	$14.67	$13.12	$13.69	$12.66	$12.25	$12.40	$11.86	$11.21	$10.33
Number of accumulation units outstanding at end of period	200,159	254,910	290,555	378,591	445,040	513,826	203,186	220,343	259,677	282,986
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.27	$17.90	$18.92	$17.36	$16.65	$16.92	$16.10	$14.56	$13.15	$13.10
Value at end of period	$22.08	$20.27	$17.90	$18.92	$17.36	$16.65	$16.92	$16.10	$14.56	$13.15
Number of accumulation units outstanding at end of period	285,216	301,076	358,807	386,103	363,389	413,090	436,614	385,002	320,059	306,713
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$25.52	$21.07	$23.31	$20.05	$19.01	$19.51	$18.57	$15.39	$13.57	$14.17
Value at end of period	$28.79	$25.52	$21.07	$23.31	$20.05	$19.01	$19.51	$18.57	$15.39	$13.57
Number of accumulation units outstanding at end of period	426,837	432,273	424,885	444,325	439,554	455,138	456,925	470,099	446,706	433,884
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.07	$19.62	$21.18	$18.76	$17.84	$18.19	$17.29	$15.04	$13.43	$13.70
Value at end of period	$25.65	$23.07	$19.62	$21.18	$18.76	$17.84	$18.19	$17.29	$15.04	$13.43
Number of accumulation units outstanding at end of period	656,664	701,372	700,950	754,738	807,968	826,604	833,597	827,420	760,711	680,704
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$28.80	$22.27	$23.69	$19.77	$17.96	$18.01	$16.11	$12.38	$10.84	$10.80
Value at end of period	$33.55	$28.80	$22.27	$23.69	$19.77	$17.96	$18.01	$16.11	$12.38	$10.84
Number of accumulation units outstanding at end of period	77,267	80,838	80,607	91,323	91,157	80,962	81,938	67,358	66,774	60,635
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$50.08	$38.78	$45.81	$41.68	$33.98	$35.00	$31.48	$24.22	$21.07	$22.02
Value at end of period	$51.28	$50.08	$38.78	$45.81	$41.68	$33.98	$35.00	$31.48	$24.22	$21.07
Number of accumulation units outstanding at end of period	75,038	77,581	87,923	93,659	93,483	92,960	94,395	94,409	91,629	90,789

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
VY® BARON GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$57.32	$41.82	$43.14	$34.04	$32.70	$34.81	$33.77	$24.59	$20.79	$20.58
Value at end of period	$75.48	$57.32	$41.82	$43.14	$34.04	$32.70	$34.81	$33.77	$24.59	$20.79
Number of accumulation units outstanding at end of period	112,613	122,286	130,547	142,550	160,892	174,465	188,171	188,868	187,379	196,822
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.72	$12.78	$14.17	$12.97	$13.04	$13.41	$11.92	$11.63	$9.36	$10.00
Value at end of period	$14.75	$15.72	$12.78	$14.17	$12.97	$13.04	$13.41	$11.92	$11.63	$9.36
Number of accumulation units outstanding at end of period	311,889	333,013	347,079	366,199	378,073	390,549	399,131	414,267	402,324	384,921
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$26.70	$20.35	$22.62	$18.81	$17.56	$17.25	$15.47	$11.60	$10.45	$11.10
Value at end of period	$32.07	$26.70	$20.35	$22.62	$18.81	$17.56	$17.25	$15.47	$11.60	$10.45
Number of accumulation units outstanding at end of period	81,460	87,812	91,131	102,969	117,368	114,653	117,198	119,350	117,006	112,727
VY® INVESCO COMSTOCK PORTFOLIO (CLASS I)										
Value at beginning of period	$33.34	$26.94	$31.10	$26.74	$22.96	$24.70	$22.90	$17.14	$14.63	$15.11
Value at end of period	$32.81	$33.34	$26.94	$31.10	$26.74	$22.96	$24.70	$22.90	$17.14	$14.63
Number of accumulation units outstanding at end of period	172,385	187,601	201,976	217,723	240,070	254,603	294,400	319,027	294,181	331,534
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.80	$19.25	$21.57	$19.72	$17.35	$17.96	$16.72	$13.57	$12.20	$12.51
Value at end of period	$24.73	$22.80	$19.25	$21.57	$19.72	$17.35	$17.96	$16.72	$13.57	$12.20
Number of accumulation units outstanding at end of period	584,643	610,289	692,062	739,868	785,506	835,290	894,784	634,926	672,552	725,696
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.28	$19.74	$23.17	$20.63	$17.45	$18.23	$16.79	$12.71	$11.25	$11.67
Value at end of period	$24.64	$24.28	$19.74	$23.17	$20.63	$17.45	$18.23	$16.79	$12.71	$11.25
Number of accumulation units outstanding at end of period	395,338	420,546	463,667	498,376	526,794	571,703	636,410	677,413	710,744	764,219
VY® INVESCO OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$39.73	$30.57	$35.72	$26.54	$26.85	$26.15	$25.92	$20.67	$17.23	$19.02
Value at end of period	$50.07	$39.73	$30.57	$35.72	$26.54	$26.85	$26.15	$25.92	$20.67	$17.23
Number of accumulation units outstanding at end of period	974,602	1,065,740	1,162,618	1,242,429	1,344,842	1,428,017	1,534,591	1,639,001	1,773,784	1,963,707
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.38	$22.62	$27.56	$19.54	$17.55	$21.13	$21.24	$22.85	$19.45	$24.14
Value at end of period	$38.65	$29.38	$22.62	$27.56	$19.54	$17.55	$21.13	$21.24	$22.85	$19.45
Number of accumulation units outstanding at end of period	322,804	352,777	369,522	388,445	399,268	401,139	417,758	428,479	438,926	460,984
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$44.79	$35.92	$41.38	$36.79	$32.46	$33.86	$29.79	$22.90	$19.30	$19.18
Value at end of period	$44.41	$44.79	$35.92	$41.38	$36.79	$32.46	$33.86	$29.79	$22.90	$19.30
Number of accumulation units outstanding at end of period	154,071	178,340	186,049	207,071	224,603	247,103	265,665	294,027	293,451	308,185
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$34.23	$27.39	$30.98	$27.11	$22.55	$23.69	$22.12	$16.09	$13.72	$14.06
Value at end of period	$39.33	$34.23	$27.39	$30.98	$27.11	$22.55	$23.69	$22.12	$16.09	$13.72
Number of accumulation units outstanding at end of period	611,354	680,618	755,942	836,205	912,473	985,364	1,085,731	1,198,886	1,297,351	1,442,182
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$31.51	$25.69	$25.93	$22.84	$21.44	$20.66	$18.68	$15.50	$13.73	$13.53
Value at end of period	$36.66	$31.51	$25.69	$25.93	$22.84	$21.44	$20.66	$18.68	$15.50	$13.73
Number of accumulation units outstanding at end of period	2,320,101	2,534,480	2,550,286	2,547,162	2,399,903	2,274,755	1,999,215	1,916,150	1,498,629	1,307,712
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$37.09	$27.42	$28.73	$23.35	$22.04	$21.91	$19.87	$14.90	$13.02	$13.71
Value at end of period	$48.22	$37.09	$27.42	$28.73	$23.35	$22.04	$21.91	$19.87	$14.90	$13.02
Number of accumulation units outstanding at end of period	1,392,428	1,561,931	1,717,278	1,911,017	2,070,315	2,234,843	2,421,387	2,668,980	2,920,278	3,227,458

Condensed Financial Information (continued)

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$29.30	$23.46	$26.17	$22.79	$19.40	$21.08	$19.83	$15.47	$13.36	$13.63
Value at end of period	$29.26	$29.30	$23.46	$26.17	$22.79	$19.40	$21.08	$19.83	$15.47	$13.36
Number of accumulation units outstanding at end of period	268,291	272,051	311,904	335,831	349,020	354,696	369,247	378,413	375,450	379,946
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$49.61	$38.45	$39.43	$29.93	$29.90	$27.36	$25.53	$18.59	$15.86	$16.25
Value at end of period	$66.86	$49.61	$38.45	$39.43	$29.93	$29.90	$27.36	$25.53	$18.59	$15.86
Number of accumulation units outstanding at end of period	215,697	234,167	238,210	243,960	243,922	252,067	238,531	226,939	227,193	229,138
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS I)										
Value at beginning of period	$20.85	$16.51	$19.47	$15.40	$15.28	$15.61	$15.96	$14.13	$12.04	$13.88
Value at end of period	$23.59	$20.85	$16.51	$19.47	$15.40	$15.28	$15.61	$15.96	$14.13	$12.04
Number of accumulation units outstanding at end of period	552,737	595,416	631,749	689,799	750,460	801,233	866,725	954,148	1,022,639	1,118,773
WANGER SELECT										
Value at beginning of period	$31.59	$24.78	$28.69	$22.97	$20.55	$20.79	$20.44	$15.40	$13.18	$16.24
Value at end of period	$39.46	$31.59	$24.78	$28.69	$22.97	$20.55	$20.79	$20.44	$15.40	$13.18
Number of accumulation units outstanding at end of period	100,661	117,048	129,844	141,642	150,062	165,612	181,957	198,348	214,471	245,237
WANGER USA										
Value at beginning of period	$35.54	$27.49	$28.29	$23.99	$21.40	$21.84	$21.13	$16.02	$13.54	$14.23
Value at end of period	$43.54	$35.54	$27.49	$28.29	$23.99	$21.40	$21.84	$21.13	$16.02	$13.54
Number of accumulation units outstanding at end of period	109,145	126,805	129,080	135,468	147,143	157,534	165,697	183,797	181,229	194,719

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling Customer Service at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" or by returning this request to Customer Service at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Please tear off, complete and return the form below to order a free SAI for the contracts offered under the prospectus.

Your name _____

Address _____

City _____ State _____ Zip _____

Please send me a copy of the Separate Account N Voya Advantage[SM] Statement of Additional Information (Form No. SAI.100209-21).

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

VOYA ADVANTAGE^{SM}

INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS
ISSUED BY SEPARATE ACCOUNT N
AND
RELIASTAR LIFE INSURANCE COMPANY

Statement of Additional Information Dated May 1, 2021

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus dated May 1, 2021, relating to the individual fixed and variable deferred annuity contracts issued by Separate Account N and ReliaStar Life Insurance Company. A copy of the prospectus may be obtained by contacting Customer Service at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050 or Voya Financial Partners, LLC, at One Orange Way, Windsor, CT 06095-4774.

Read the prospectus before you invest. Capitalized terms used in this Statement of Additional Information that are not otherwise defined herein shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. Prior to October 1, 2002, the contracts were issued by Northern Life Insurance Company ("Northern"), a wholly owned subsidiary of the Company. On October 1, 2002, Northern merged into the Company, and the Company assumed responsibilities for Northern's obligations under the contracts.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

SEPARATE ACCOUNT N

We established Separate Account N (the "separate account") on October 1, 2002, under the insurance laws of the State of Minnesota. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws. Prior to October 1, 2002, the separate account was known as Separate Account One of Northern Life Insurance Company, which was created in 1994 under the insurance laws of the State of Washington. In connection with the merger of Northern Life Insurance Company and the Company, the separate account was transferred to the Company. The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

Purchase payments to accounts under the contract may be allocated to one or more of the available subaccounts and/or to any available fixed account (Fixed Account A, Fixed Account B and/or Fixed Account C). Amounts allocated to a fixed account are held in the Company's general account.

We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

Effective January 1, 2004, the contracts are distributed by Voya Financial Partners, LLC, the principal underwriter for the contracts and an affiliate of the Company. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. Prior to January 1, 2004, the contracts were distributed by Washington Square Securities, Inc., an affiliate of the Company. The contracts are distributed through life insurance agents who are registered representatives of Voya Financial Partners, LLC or of other broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "**PURCHASE AND RIGHTS**" and "**YOUR ACCOUNT VALUE.**"

Compensation paid to the principal underwriter Voya Financial Partners, LLC for the years ending December 31, 2020, 2019 and 2018 amounted to $3,002,070.44, $3,826,240.58 and $4,223,455.88, respectively, in connection with the distribution of all registered variable annuity products issued by Separate Account N of the Company. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Separate Account N of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase **(see "INCOME PHASE" in the prospectus)**, the value of your account is determined using accumulation unit values as of the 10th valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected 3% per annum.

If the actual net investment rate on the assets of the separate account is equal to the assumed investment rate, income phase payments will remain level. If the actual net investment rate exceeds the assumed investment rate, income phase payments will increase. Conversely, if it is less, then the payments will decrease.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next **(see "YOUR ACCOUNT VALUE" in the prospectus)**; such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a seven day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3% per annum.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the seventh valuation preceding the due date of the second monthly income phase payment, dividing this factor by $1.0024331 = 1.0000810 \wedge 30$ (to take into account 30 days of the assumed net investment rate of 3.0% per annum built into the number of annuity units determined above) produces a result of 1.000839. This is then multiplied by the annuity unit value for the prior valuation ($13.400000 from above) to produce an annuity unit value of $13.411237 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.411237, which produces a payment of $273.78.

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, a website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges, if any, and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports the ratings and other information assigned to us by one or more independent rating organizations such as Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as *The Wall Street Journal*, *Money* magazine, *USA Today* and *The VARDS Report*.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Separate Account N as of December 31, 2020, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of the Company as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020 included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is The Frost Tower, Suite 1901, 111 West Houston Street, San Antonio, TX 78205.

FINANCIAL STATEMENTS

Separate Account N of ReliaStar Life Insurance Company

Year Ended December 31, 2020
with Report of Independent Registered Public Accounting Firm

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RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Financial Statements
Year Ended December 31, 2020

Contents

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Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
ReliaStar Life Insurance Company and Contract Owners of Separate
   Account N of ReliaStar Life Insurance Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Separate Account N of ReliaStar Life Insurance Company (the Separate Account), as of December 31, 2020, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the Appendix, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2020, the results of its operations and changes in its net assets for each of the periods indicated in the Appendix, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2020, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Separate Accounts
Auditor since 2001.
April 20, 2021

Appendix
Subaccounts comprising Separate Account N of ReliaStar Life Insurance Company

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Invesco Oppenheimer V.I. Main Street Small Cap Fund – Series I	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Growth Fund – Class 2		
Growth-Income Fund – Class 2		
International Fund – Class 2		
Fidelity® VIP Contrafund® Portfolio – Initial Class		
Fidelity® VIP Index 500 Portfolio – Initial Class		
Fidelity® VIP Government Money Market Portfolio – Initial Class		
Fidelity® VIP Investment Grade Bond Portfolio – Initial Class		
Fidelity® VIP Equity-Income Portfolio – Initial Class		
Franklin Small Cap Value VIP Fund – Class 2		
Lord Abbett Series Fund Mid Cap Stock Portfolio – Class VC		
Neuberger Berman Advisers Management Trust® Sustainable Equity Portfolio – Class I Shares		
PIMCO VIT Real Return Portfolio – Administrative Class		
Pioneer High Yield VCT Portfolio – Class I		
Voya Balanced Portfolio – Class I		
Voya Intermediate Bond Portfolio – Class I		
Voya Government Liquid Assets Portfolio – Class I		
Voya Large Cap Growth Portfolio – Institutional Class		
Voya Large Cap Growth Portfolio – Service Class		
Voya Large Cap Value Portfolio – Institutional Class		
Voya Limited Maturity Bond Portfolio – Service Class		
Voya U.S. Stock Index Portfolio – Institutional Class		
VY® Clarion Global Real Estate Portfolio – Institutional Class		
VY® Invesco Growth and Income Portfolio – Service 2 Class		
VY® Invesco Growth and Income Portfolio – Service Class		
VY® JPMorgan Emerging Markets Equity Portfolio – Service Class		
VY® JPMorgan Small Cap Core Equity Portfolio – Institutional Class		
VY® T. Rowe Price Capital Appreciation Portfolio – Service Class		
VY® T. Rowe Price Equity Income Portfolio – Institutional Class		
VY® T. Rowe Price Equity Income Portfolio – Service Class		
VY® T. Rowe Price International Stock Portfolio – Institutional Class		

Appendix
Subaccounts comprising Separate Account N of ReliaStar Life Insurance Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Voya Government Money Market Portfolio – Class I	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Voya Global Bond Portfolio – Service Class		
Voya International High Dividend Low Volatility Portfolio – Initial Class		
Voya International High Dividend Low Volatility Portfolio – Service Class		
Voya Solution 2025 Portfolio – Initial Class		
Voya Solution 2025 Portfolio – Service Class		
Voya Solution 2035 Portfolio – Initial Class		
Voya Solution 2035 Portfolio – Service Class		
Voya Solution 2045 Portfolio – Initial Class		
Voya Solution 2045 Portfolio – Service Class		
Voya Solution Income Portfolio – Initial Class		
Voya Solution Income Portfolio – Service Class		
VY® American Century Small-Mid Cap Value Portfolio – Initial Class		
VY® American Century Small-Mid Cap Value Portfolio – Service Class		
VY® Baron Growth Portfolio – Initial Class		
VY® Baron Growth Portfolio – Service Class		
VY® Columbia Contrarian Core Portfolio – Initial Class		
VY® Columbia Contrarian Core Portfolio – Service Class		
VY® Invesco Comstock Portfolio – Initial Class		
VY® Invesco Comstock Portfolio – Service Class		
VY® Invesco Equity and Income Portfolio – Initial Class		
VY® Invesco Equity and Income Portfolio – Service Class		
VY® Invesco Oppenheimer Global Portfolio – Initial Class		
VY® Invesco Oppenheimer Global Portfolio – Service Class		
VY® JPMorgan Mid Cap Value Portfolio – Initial Class		
VY® JPMorgan Mid Cap Value Portfolio – Service Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio – Initial Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio – Service Class		
VY® T. Rowe Price Growth Equity Portfolio – Initial Class		
VY® T. Rowe Price Growth Equity Portfolio – Service Class		
Voya Strategic Allocation Conservative Portfolio – Class I		

Appendix
Subaccounts comprising Separate Account N of ReliaStar Life Insurance Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Voya Strategic Allocation Growth Portfolio – Class I	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Voya Strategic Allocation Moderate Portfolio – Class I		
Voya Growth and Income Portfolio – Class I		
Voya Global High Dividend Low Volatility Portfolio – Class I		
Voya Index Plus LargeCap Portfolio – Class I		
Voya Index Plus MidCap Portfolio – Class I		
Voya Index Plus SmallCap Portfolio – Class I		
Voya International Index Portfolio – Class I		
Voya International Index Portfolio – Class S		
Voya Russell™ Large Cap Growth Index Portfolio – Class I		
Voya Russell™ Large Cap Index Portfolio – Class I		
Voya Russell™ Mid Cap Growth Index Portfolio – Class S		
Voya Small Company Portfolio – Class I		
Voya MidCap Opportunities Portfolio – Class I		
Voya SmallCap Opportunities Portfolio – Class I		
Wanger Select		
Wanger USA		
Voya High Yield Portfolio – Institutional Class	For the year ended December 31, 2020	For the year ended December 31, 2020 and the period from August 23, 2019 (commencement of operations) through December 31, 2019

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Growth Fund - Class 2	Growth- Income Fund - Class 2	International Fund - Class 2	Fidelity® VIP Contrafund® Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 353	$ 29,794	$ 13,206	$ 9,826	$ 93,363
Total assets	353	29,794	13,206	9,826	93,363
Net assets	$ 353	$ 29,794	$ 13,206	$ 9,826	$ 93,363
Net assets					
Accumulation units	$ 353	$ 29,794	$ 13,206	$ 9,826	$ 93,363
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 353	$ 29,794	$ 13,206	$ 9,826	$ 93,363
Total number of mutual fund shares (whole number)	12,887	250,013	241,604	417,397	1,938,192
Cost of mutual fund shares	$ 299	$ 18,116	$ 11,293	$ 7,874	$ 57,060

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Government Money Market Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Equity- Income Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Assets					
Investments in mutual funds at fair value	$ 106,784	$ 5,112	$ 12,205	$ 26,603	$ 4,354
Total assets	106,784	5,112	12,205	26,603	4,354
Net assets	$ 106,784	$ 5,112	$ 12,205	$ 26,603	$ 4,354
Net assets					
Accumulation units	$ 106,784	$ 5,112	$ 12,205	$ 26,603	$ 4,354
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 106,784	$ 5,112	$ 12,205	$ 26,603	$ 4,354
Total number of mutual fund shares (whole number)	287,370	5,111,671	866,248	1,113,081	300,296
Cost of mutual fund shares	$ 48,112	$ 5,112	$ 11,300	$ 23,886	$ 4,788

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	Neuberger Berman Advisers Management Trust® Sustainable Equity Portfolio - Class I Shares	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 1,995	$ 4,728	$ 13,343	$ 3,093	$ 560
Total assets	1,995	4,728	13,343	3,093	560
Net assets	$ 1,995	$ 4,728	$ 13,343	$ 3,093	$ 560
Net assets					
Accumulation units	$ 1,995	$ 4,728	$ 13,343	$ 3,093	$ 560
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,995	$ 4,728	$ 13,343	$ 3,093	$ 560
Total number of mutual fund shares (whole number)	82,802	154,055	958,522	332,596	34,087
Cost of mutual fund shares	$ 1,886	$ 3,431	$ 12,142	$ 3,084	$ 423

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Government Liquid Assets Portfolio - Class I	Voya High Yield Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 17,103	$ 1,327	$ 6,254	$ 47,915	$ 2,072
Total assets	17,103	1,327	6,254	47,915	2,072
Net assets	$ 17,103	$ 1,327	$ 6,254	$ 47,915	$ 2,072
Net assets					
Accumulation units	$ 17,103	$ 1,327	$ 6,254	$ 47,915	$ 2,072
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 17,103	$ 1,327	$ 6,254	$ 47,915	$ 2,072
Total number of mutual fund shares (whole number)	1,283,035	1,327,345	627,241	2,092,344	93,753
Cost of mutual fund shares	$ 16,601	$ 1,327	$ 6,131	$ 39,245	$ 1,707

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 4,102	$ 3,816	$ 2,592	$ 4,600	$ 424
Total assets	4,102	3,816	2,592	4,600	424
Net assets	$ 4,102	$ 3,816	$ 2,592	$ 4,600	$ 424
Net assets					
Accumulation units	$ 4,102	$ 3,816	$ 2,592	$ 4,600	$ 424
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 4,102	$ 3,816	$ 2,592	$ 4,600	$ 424
Total number of mutual fund shares (whole number)	358,236	370,093	136,869	436,054	20,297
Cost of mutual fund shares	$ 4,152	$ 3,757	$ 2,040	$ 4,860	$ 471

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 9,741	$ 12,476	$ 24,045	$ 85,055	$ 7,850
Total assets	9,741	12,476	24,045	85,055	7,850
Net assets	$ 9,741	$ 12,476	$ 24,045	$ 85,055	$ 7,850
Net assets					
Accumulation units	$ 9,741	$ 12,476	$ 24,045	$ 85,055	$ 7,850
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,741	$ 12,476	$ 24,045	$ 85,055	$ 7,850
Total number of mutual fund shares (whole number)	461,228	456,007	1,272,873	2,688,208	809,298
Cost of mutual fund shares	$ 11,529	$ 8,411	$ 22,568	$ 73,561	$ 9,831

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class	Voya Government Money Market Portfolio - Class I	Voya Global Bond Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 485	$ 13,039	$ 45	$ 214	$ 4,994
Total assets	485	13,039	45	214	4,994
Net assets	$ 485	$ 13,039	$ 45	$ 214	$ 4,994
Net assets					
Accumulation units	$ 485	$ 13,039	$ 45	$ 214	$ 4,994
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 485	$ 13,039	$ 45	$ 214	$ 4,994
Total number of mutual fund shares (whole number)	49,268	732,120	45,061	18,668	523,464
Cost of mutual fund shares	$ 612	$ 8,981	$ 45	$ 201	$ 5,690

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya International High Dividend Low Volatility Portfolio - Service Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 349	$ 6,776	$ 305	$ 9,267	$ 517
Total assets	349	6,776	305	9,267	517
Net assets	$ 349	$ 6,776	$ 305	$ 9,267	$ 517
Net assets					
Accumulation units	$ 349	$ 6,776	$ 305	$ 9,267	$ 517
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 349	$ 6,776	$ 305	$ 9,267	$ 517
Total number of mutual fund shares (whole number)	36,874	542,072	24,750	736,096	41,598
Cost of mutual fund shares	$ 414	$ 6,152	$ 281	$ 8,750	$ 488

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 4,741	$ 179	$ 3,249	$ 515	$ 3,848
Total assets	4,741	179	3,249	515	3,848
Net assets	$ 4,741	$ 179	$ 3,249	$ 515	$ 3,848
Net assets					
Accumulation units	$ 4,741	$ 179	$ 3,249	$ 515	$ 3,848
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 4,741	$ 179	$ 3,249	$ 515	$ 3,848
Total number of mutual fund shares (whole number)	372,699	14,340	247,417	39,524	316,443
Cost of mutual fund shares	$ 4,359	$ 158	$ 2,850	$ 451	$ 3,738

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Initial Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Initial Class	VY® Columbia Contrarian Core Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 65	$ 8,500	$ 280	$ 2,612	$ 92
Total assets	65	8,500	280	2,612	92
Net assets	$ 65	$ 8,500	$ 280	$ 2,612	$ 92
Net assets					
Accumulation units	$ 65	$ 8,500	$ 280	$ 2,612	$ 92
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 65	$ 8,500	$ 280	$ 2,612	$ 92
Total number of mutual fund shares (whole number)	5,399	269,929	9,712	125,116	4,530
Cost of mutual fund shares	$ 63	$ 7,429	$ 250	$ 2,544	$ 92

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Initial Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 5,656	$ 102	$ 14,458	$ 738	$ 48,798
Total assets	5,656	102	14,458	738	48,798
Net assets	$ 5,656	$ 102	$ 14,458	$ 738	$ 48,798
Net assets					
Accumulation units	$ 5,656	$ 102	$ 14,458	$ 738	$ 48,798
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5,656	$ 102	$ 14,458	$ 738	$ 48,798
Total number of mutual fund shares (whole number)	349,133	6,272	317,833	16,356	2,058,133
Cost of mutual fund shares	$ 5,683	$ 95	$ 14,302	$ 720	$ 33,620

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® Invesco Oppenheimer Global Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 611	$ 6,842	$ 168	$ 67,146	$ 744
Total assets	611	6,842	168	67,146	744
Net assets	$ 611	$ 6,842	$ 168	$ 67,146	$ 744
Net assets					
Accumulation units	$ 611	$ 6,842	$ 168	$ 67,143	$ 744
Contracts in payout (annuitization)	—	—	—	3	—
Total net assets	$ 611	$ 6,842	$ 168	$ 67,146	$ 744
Total number of mutual fund shares (whole number)	27,100	425,252	10,577	4,417,499	51,634
Cost of mutual fund shares	$ 492	$ 7,932	$ 188	$ 46,444	$ 550

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 14,422	$ 971	$ 6,298	$ 12,289	$ 16,843
Total assets	14,422	971	6,298	12,289	16,843
Net assets	$ 14,422	$ 971	$ 6,298	$ 12,289	$ 16,843
Net assets					
Accumulation units	$ 14,422	$ 971	$ 6,298	$ 12,289	$ 16,843
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 14,422	$ 971	$ 6,298	$ 12,289	$ 16,843
Total number of mutual fund shares (whole number)	134,454	9,647	468,221	777,762	1,107,392
Cost of mutual fund shares	$ 11,507	$ 800	$ 5,868	$ 10,275	$ 14,448

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Global High Dividend Low Volatility Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 6,878	$ 11,619	$ 5,306	$ 7,662	$ 5,080
Total assets	6,878	11,619	5,306	7,662	5,080
Net assets	$ 6,878	$ 11,619	$ 5,306	$ 7,662	$ 5,080
Net assets					
Accumulation units	$ 6,878	$ 11,619	$ 5,306	$ 7,662	$ 5,080
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 6,878	$ 11,619	$ 5,306	$ 7,662	$ 5,080
Total number of mutual fund shares (whole number)	230,030	1,112,948	180,275	369,262	237,490
Cost of mutual fund shares	$ 6,586	$ 10,716	$ 4,286	$ 7,480	$ 5,211

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 41	$ 1,689	$ 68,598	$ 10,694	$ 2,706
Total assets	41	1,689	68,598	10,694	2,706
Net assets	$ 41	$ 1,689	$ 68,598	$ 10,694	$ 2,706
Net assets					
Accumulation units	$ 41	$ 1,689	$ 68,598	$ 10,694	$ 2,706
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 41	$ 1,689	$ 68,598	$ 10,694	$ 2,706
Total number of mutual fund shares (whole number)	3,734	153,370	1,219,513	374,193	60,447
Cost of mutual fund shares	$ 37	$ 1,474	$ 22,290	$ 5,418	$ 1,926

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Small Company Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I	Wanger Select	Wanger USA
Assets					
Investments in mutual funds					
at fair value	$ 22	$ 41,614	$ 17,434	$ 3,972	$ 4,752
Total assets	22	41,614	17,434	3,972	4,752
Net assets	$ 22	$ 41,614	$ 17,434	$ 3,972	$ 4,752
Net assets					
Accumulation units	$ 22	$ 41,610	$ 17,434	$ 3,972	$ 4,752
Contracts in payout (annuitization)	—	4	—	—	—
Total net assets	$ 22	$ 41,614	$ 17,434	$ 3,972	$ 4,752
Total number of mutual fund shares (whole number)	1,159	2,244,553	612,364	194,519	192,942
Cost of mutual fund shares	$ 17	$ 29,800	$ 14,950	$ 3,471	$ 4,383

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Growth Fund - Class 2	Growth- Income Fund - Class 2	International Fund - Class 2	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 74	$ 164	$ 55	$ 208
Expenses:					
Mortality and expense risk charges	4	329	170	117	1,171
Total expenses	4	329	170	117	1,171
Net investment income (loss)	(2)	(255)	(6)	(62)	(963)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(10)	975	166	104	3,234
Capital gains distributions	4	551	327	—	435
Total realized gain (loss) on investments					
and capital gains distributions	(6)	1,526	493	104	3,669
Net unrealized appreciation					
(depreciation) of investments	61	8,875	935	1,010	18,778
Net realized and unrealized gain (loss)					
on investments	55	10,401	1,428	1,114	22,447
Net increase (decrease) in net assets					
resulting from operations	$ 53	$ 10,146	$ 1,422	$ 1,052	$ 21,484

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Government Money Market Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Net investment income (loss)					
Investment income:					
Dividends	$ 1,651	$ 14	$ 260	$ 437	$ 59
Expenses:					
Mortality and expense risk charges	1,322	70	165	340	55
Total expenses	1,322	70	165	340	55
Net investment income (loss)	329	(56)	95	97	4
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5,141	—	111	365	(590)
Capital gains distributions	319	—	4	1,145	253
Total realized gain (loss) on investments					
and capital gains distributions	5,460	—	115	1,510	(337)
Net unrealized appreciation					
(depreciation) of investments	9,121	—	664	(512)	414
Net realized and unrealized gain (loss)					
on investments	14,581	—	779	998	77
Net increase (decrease) in net assets					
resulting from operations	$ 14,910	$ (56)	$ 874	$ 1,095	$ 81

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	Neuberger Berman Advisers Management Trust® Sustainable Equity Portfolio - Class I Shares	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 20	$ 25	$ 193	$ 169	$ 12
Expenses:					
Mortality and expense risk charges	24	55	189	44	7
Total expenses	24	55	189	44	7
Net investment income (loss)	(4)	(30)	4	125	5
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	58	234	—	(159)	1
Capital gains distributions	—	170	—	—	14
Total realized gain (loss) on investments					
and capital gains distributions	58	404	—	(159)	15
Net unrealized appreciation					
(depreciation) of investments	(28)	335	1,288	33	28
Net realized and unrealized gain (loss)					
on investments	30	739	1,288	(126)	43
Net increase (decrease) in net assets					
resulting from operations	$ 26	$ 709	$ 1,292	$ (1)	$ 48

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Government Liquid Assets Portfolio - Class I	Voya High Yield Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 582	$ 4	$ 339	$ 204	$ 5
Expenses:					
Mortality and expense risk charges	235	19	86	585	28
Total expenses	235	19	86	585	28
Net investment income (loss)	347	(15)	253	(381)	(23)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	47	—	(50)	343	84
Capital gains distributions	364	1	—	4,710	238
Total realized gain (loss) on investments					
and capital gains distributions	411	1	(50)	5,053	322
Net unrealized appreciation					
(depreciation) of investments	245	—	32	6,360	228
Net realized and unrealized gain (loss)					
on investments	656	1	(18)	11,413	550
Net increase (decrease) in net assets					
resulting from operations	$ 1,003	$ (14)	$ 235	$ 11,032	$ 527

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 85	$ 76	$ 45	$ 263	$ 7
Expenses:					
Mortality and expense risk charges	54	54	32	61	5
Total expenses	54	54	32	61	5
Net investment income (loss)	31	22	13	202	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(105)	2	56	27	(14)
Capital gains distributions	369	—	89	366	33
Total realized gain (loss) on investments					
and capital gains distributions	264	2	145	393	19
Net unrealized appreciation					
(depreciation) of investments	(118)	42	229	(950)	(21)
Net realized and unrealized gain (loss)					
on investments	146	44	374	(557)	(2)
Net increase (decrease) in net assets					
resulting from operations	$ 177	$ 66	$ 387	$ (355)	$ —

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 181	$ 35	$ —	$ 1,006	$ 376
Expenses:					
Mortality and expense risk charges	119	139	280	1,091	95
Total expenses	119	139	280	1,091	95
Net investment income (loss)	62	(104)	(280)	(85)	281
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(409)	92	908	143	(519)
Capital gains distributions	741	662	—	5,961	93
Total realized gain (loss) on investments					
and capital gains distributions	332	754	908	6,104	(426)
Net unrealized appreciation					
(depreciation) of investments	(356)	2,303	2,319	5,564	115
Net realized and unrealized gain (loss)					
on investments	(24)	3,057	3,227	11,668	(311)
Net increase (decrease) in net assets					
resulting from operations	$ 38	$ 2,953	$ 2,947	$ 11,583	$ (30)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class	Voya Government Money Market Portfolio - Class I	Voya Global Bond Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 17	$ 311	$ —	$ 8	$ 171
Expenses:					
Mortality and expense risk charges	6	159	—	4	64
Total expenses	6	159	—	4	64
Net investment income (loss)	11	152	—	4	107
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(19)	199	—	10	(10)
Capital gains distributions	6	265	—	—	582
Total realized gain (loss) on investments					
and capital gains distributions	(13)	464	—	10	572
Net unrealized appreciation					
(depreciation) of investments	(2)	821	—	9	(802)
Net realized and unrealized gain (loss)					
on investments	(15)	1,285	—	19	(230)
Net increase (decrease) in net assets					
resulting from operations	$ (4)	$ 1,437	$ —	$ 23	$ (123)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya International High Dividend Low Volatility Portfolio - Service Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 11	$ 138	$ 6	$ 177	$ 8
Expenses:					
Mortality and expense risk charges	4	87	4	117	7
Total expenses	4	87	4	117	7
Net investment income (loss)	7	51	2	60	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4)	(114)	1	(114)	4
Capital gains distributions	40	246	11	545	30
Total realized gain (loss) on investments					
and capital gains distributions	36	132	12	431	34
Net unrealized appreciation					
(depreciation) of investments	(51)	570	19	632	20
Net realized and unrealized gain (loss)					
on investments	(15)	702	31	1,063	54
Net increase (decrease) in net assets					
resulting from operations	$ (8)	$ 753	$ 33	$ 1,123	$ 55

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 73	$ 3	$ 94	$ 12	$ 56
Expenses:					
Mortality and expense risk charges	55	3	48	7	47
Total expenses	55	3	48	7	47
Net investment income (loss)	18	—	46	5	9
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(102)	(20)	68	8	(95)
Capital gains distributions	239	12	9	1	21
Total realized gain (loss) on investments					
and capital gains distributions	137	(8)	77	9	(74)
Net unrealized appreciation					
(depreciation) of investments	462	19	211	34	129
Net realized and unrealized gain (loss)					
on investments	599	11	288	43	55
Net increase (decrease) in net assets					
resulting from operations	$ 617	$ 11	$ 334	$ 48	$ 64

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Initial Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Initial Class	VY® Columbia Contrarian Core Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ —	$ —	$ 2	$ —
Expenses:					
Mortality and expense risk charges	1	96	3	32	1
Total expenses	1	96	3	32	1
Net investment income (loss)	—	(96)	(3)	(30)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(8)	(193)	(11)	(142)	(1)
Capital gains distributions	—	—	—	68	2
Total realized gain (loss) on investments					
and capital gains distributions	(8)	(193)	(11)	(74)	1
Net unrealized appreciation					
(depreciation) of investments	1	2,334	82	528	15
Net realized and unrealized gain (loss)					
on investments	(7)	2,141	71	454	16
Net increase (decrease) in net assets					
resulting from operations	$ (7)	$ 2,045	$ 68	$ 424	$ 15

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Initial Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 138	$ 2	$ 249	$ 11	$ 475
Expenses:					
Mortality and expense risk charges	72	1	180	9	573
Total expenses	72	1	180	9	573
Net investment income (loss)	66	1	69	2	(98)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	24	6	(209)	(9)	789
Capital gains distributions	156	3	569	30	1,469
Total realized gain (loss) on investments and capital gains distributions	180	9	360	21	2,258
Net unrealized appreciation (depreciation) of investments	(432)	(15)	644	36	7,952
Net realized and unrealized gain (loss) on investments	(252)	(6)	1,004	57	10,210
Net increase (decrease) in net assets resulting from operations	$ (186)	$ (5)	$ 1,073	$ 59	$ 10,112

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® Invesco Oppenheimer Global Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 6	$ 86	$ 2	$ 56	$ 1
Expenses:					
Mortality and expense risk charges	9	89	3	789	11
Total expenses	9	89	3	789	11
Net investment income (loss)	(3)	(3)	(1)	(733)	(10)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	30	(359)	(26)	2,874	79
Capital gains distributions	25	521	15	4,544	65
Total realized gain (loss) on investments					
and capital gains distributions	55	162	(11)	7,418	144
Net unrealized appreciation					
(depreciation) of investments	103	(386)	3	8,909	73
Net realized and unrealized gain (loss)					
on investments	158	(224)	(8)	16,327	217
Net increase (decrease) in net assets					
resulting from operations	$ 155	$ (227)	$ (9)	$ 15,594	$ 207

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 154	$ 222	$ 356
Expenses:					
Mortality and expense risk charges	174	12	82	149	214
Total expenses	174	12	82	149	214
Net investment income (loss)	(174)	(12)	72	73	142
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	129	(3)	(20)	254	401
Capital gains distributions	473	35	212	884	735
Total realized gain (loss) on investments					
and capital gains distributions	602	32	192	1,138	1,136
Net unrealized appreciation					
(depreciation) of investments	3,452	233	244	197	408
Net realized and unrealized gain (loss)					
on investments	4,054	265	436	1,335	1,544
Net increase (decrease) in net assets					
resulting from operations	$ 3,880	$ 253	$ 508	$ 1,408	$ 1,686

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Global High Dividend Low Volatility Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 85	$ 282	$ 72	$ 96	$ 49
Expenses:					
Mortality and expense risk charges	85	157	65	93	59
Total expenses	85	157	65	93	59
Net investment income (loss)	—	125	7	3	(10)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	36	21	275	(66)	(115)
Capital gains distributions	603	—	403	—	52
Total realized gain (loss) on investments and capital gains distributions	639	21	678	(66)	(63)
Net unrealized appreciation (depreciation) of investments	303	(551)	(88)	469	228
Net realized and unrealized gain (loss) on investments	942	(530)	590	403	165
Net increase (decrease) in net assets resulting from operations	$ 942	$ (405)	$ 597	$ 406	$ 155

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 34	$ 347	$ 142	$ 4
Expenses:					
Mortality and expense risk charges	—	19	821	131	33
Total expenses	—	19	821	131	33
Net investment income (loss)	1	15	(474)	11	(29)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	8	4,695	1,096	176
Capital gains distributions	—	—	2,524	352	150
Total realized gain (loss) on investments and capital gains distributions	—	8	7,219	1,448	326
Net unrealized appreciation (depreciation) of investments	2	71	12,088	346	405
Net realized and unrealized gain (loss) on investments	2	79	19,307	1,794	731
Net increase (decrease) in net assets resulting from operations	$ 3	$ 94	$ 18,833	$ 1,805	$ 702

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Small Company Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I	Wanger Select	Wanger USA
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 40	$ —	$ 26	$ —
Expenses:					
Mortality and expense risk charges	1	473	200	49	56
Total expenses	1	473	200	49	56
Net investment income (loss)	—	(433)	(200)	(23)	(56)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(15)	973	75	(276)	(557)
Capital gains distributions	2	1,802	67	389	429
Total realized gain (loss) on investments					
and capital gains distributions	(13)	2,775	142	113	(128)
Net unrealized appreciation					
(depreciation) of investments	18	9,535	3,495	717	1,024
Net realized and unrealized gain (loss)					
on investments	5	12,310	3,637	830	896
Net increase (decrease) in net assets					
resulting from operations	$ 5	$ 11,877	$ 3,437	$ 807	$ 840

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2
Net assets at January 1, 2019	$ 318	$ 17,080	$ 10,723	$ 7,693
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(123)	32	5
Total realized gain (loss) on investments				
and capital gains distributions	17	2,512	1,577	267
Net unrealized appreciation (depreciation)				
of investments	58	2,452	970	1,352
Net increase (decrease) in net assets resulting from operations	71	4,841	2,579	1,624
Changes from principal transactions:				
Premiums	16	966	709	630
Death benefits	—	(25)	(18)	(12)
Surrenders and withdrawals	(68)	(1,890)	(1,466)	(761)
Cost of insurance and administrative charges	(1)	(15)	(10)	(6)
Transfers between Divisions (including fixed account), net	3	4	264	24
Increase (decrease) in net assets derived from				
principal transactions	(50)	(960)	(521)	(125)
Total increase (decrease) in net assets	21	3,881	2,058	1,499
Net assets at December 31, 2019	339	20,961	12,781	9,192
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(255)	(6)	(62)
Total realized gain (loss) on investments				
and capital gains distributions	(6)	1,526	493	104
Net unrealized appreciation (depreciation)				
of investments	61	8,875	935	1,010
Net increase (decrease) in net assets resulting from operations	53	10,146	1,422	1,052
Changes from principal transactions:				
Premiums	17	817	497	454
Death benefits	—	(7)	(2)	(3)
Surrenders and withdrawals	(39)	(1,815)	(1,046)	(740)
Cost of insurance and administrative charges	(1)	(14)	(8)	(5)
Transfers between Divisions (including fixed account), net	(16)	(294)	(438)	(124)
Increase (decrease) in net assets derived from				
principal transactions	(39)	(1,313)	(997)	(418)
Total increase (decrease) in net assets	14	8,833	425	634
Net assets at December 31, 2020	$ 353	$ 29,794	$ 13,206	$ 9,826

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Government Money Market Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Net assets at January 1, 2019	$ 69,165	$ 83,619	$ 4,961	$ 10,396
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(734)	518	26	141
Total realized gain (loss) on investments				
and capital gains distributions	10,375	6,384	—	(7)
Net unrealized appreciation (depreciation)				
of investments	10,139	16,994	—	699
Net increase (decrease) in net assets resulting from operations	19,780	23,896	26	833
Changes from principal transactions:				
Premiums	2,203	2,270	1,880	479
Death benefits	(283)	(437)	(2)	(25)
Surrenders and withdrawals	(8,827)	(9,156)	(867)	(1,242)
Cost of insurance and administrative charges	(36)	(51)	(4)	(7)
Transfers between Divisions (including fixed account), net	(758)	(131)	(1,921)	500
Increase (decrease) in net assets derived from				
principal transactions	(7,701)	(7,505)	(914)	(295)
Total increase (decrease) in net assets	12,079	16,391	(888)	538
Net assets at December 31, 2019	81,244	100,010	4,073	10,934
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(963)	329	(56)	95
Total realized gain (loss) on investments				
and capital gains distributions	3,669	5,460	—	115
Net unrealized appreciation (depreciation)				
of investments	18,778	9,121	—	664
Net increase (decrease) in net assets resulting from operations	21,484	14,910	(56)	874
Changes from principal transactions:				
Premiums	1,586	1,916	300	465
Death benefits	(241)	(360)	(2)	(78)
Surrenders and withdrawals	(7,035)	(6,715)	(893)	(1,095)
Cost of insurance and administrative charges	(31)	(43)	(3)	(6)
Transfers between Divisions (including fixed account), net	(3,644)	(2,934)	1,693	1,111
Increase (decrease) in net assets derived from				
principal transactions	(9,365)	(8,136)	1,095	397
Total increase (decrease) in net assets	12,119	6,774	1,039	1,271
Net assets at December 31, 2020	$ 93,363	$ 106,784	$ 5,112	$ 12,205

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	Neuberger Berman Advisers Management Trust® Sustainable Equity Portfolio - Class I Shares
Net assets at January 1, 2019	$ 24,357	$ 4,154	$ 1,880	$ 3,577
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	152	(16)	(11)	(39)
Total realized gain (loss) on investments				
and capital gains distributions	2,889	552	127	355
Net unrealized appreciation (depreciation)				
of investments	2,956	449	265	524
Net increase (decrease) in net assets resulting from operations	5,997	985	381	840
Changes from principal transactions:				
Premiums	535	198	91	120
Death benefits	(91)	(12)	—	—
Surrenders and withdrawals	(2,932)	(505)	(282)	(314)
Cost of insurance and administrative charges	(13)	(3)	(1)	(2)
Transfers between Divisions (including fixed account), net	(107)	(17)	(33)	(29)
Increase (decrease) in net assets derived from				
principal transactions	(2,608)	(339)	(225)	(225)
Total increase (decrease) in net assets	3,389	646	156	615
Net assets at December 31, 2019	27,746	4,800	2,036	4,192
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	4	(4)	(30)
Total realized gain (loss) on investments				
and capital gains distributions	1,510	(337)	58	404
Net unrealized appreciation (depreciation)				
of investments	(512)	414	(28)	335
Net increase (decrease) in net assets resulting from operations	1,095	81	26	709
Changes from principal transactions:				
Premiums	417	139	74	97
Death benefits	(75)	(105)	—	—
Surrenders and withdrawals	(1,908)	(456)	(101)	(359)
Cost of insurance and administrative charges	(10)	(3)	(1)	(2)
Transfers between Divisions (including fixed account), net	(662)	(102)	(39)	91
Increase (decrease) in net assets derived from				
principal transactions	(2,238)	(527)	(67)	(173)
Total increase (decrease) in net assets	(1,143)	(446)	(41)	536
Net assets at December 31, 2020	$ 26,603	$ 4,354	$ 1,995	$ 4,728

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I
Net assets at January 1, 2019	$ 13,902	$ 3,273	$ 459	$ 16,761
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	123	5	335
Total realized gain (loss) on investments				
and capital gains distributions	(162)	(33)	21	12
Net unrealized appreciation (depreciation)				
of investments	1,067	328	53	1,015
Net increase (decrease) in net assets resulting from operations	941	418	79	1,362
Changes from principal transactions:				
Premiums	788	237	—	855
Death benefits	(31)	(4)	—	(50)
Surrenders and withdrawals	(1,512)	(319)	(19)	(2,792)
Cost of insurance and administrative charges	(14)	(2)	—	(11)
Transfers between Divisions (including fixed account), net	(412)	18	—	235
Increase (decrease) in net assets derived from				
principal transactions	(1,181)	(70)	(19)	(1,763)
Total increase (decrease) in net assets	(240)	348	60	(401)
Net assets at December 31, 2019	13,662	3,621	519	16,360
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	125	5	347
Total realized gain (loss) on investments				
and capital gains distributions	—	(159)	15	411
Net unrealized appreciation (depreciation)				
of investments	1,288	33	28	245
Net increase (decrease) in net assets resulting from operations	1,292	(1)	48	1,003
Changes from principal transactions:				
Premiums	562	196	—	595
Death benefits	(173)	—	(1)	(1)
Surrenders and withdrawals	(1,426)	(596)	(4)	(1,392)
Cost of insurance and administrative charges	(12)	(2)	—	(9)
Transfers between Divisions (including fixed account), net	(562)	(125)	(2)	547
Increase (decrease) in net assets derived from				
principal transactions	(1,611)	(527)	(7)	(260)
Total increase (decrease) in net assets	(319)	(528)	41	743
Net assets at December 31, 2020	$ 13,343	$ 3,093	$ 560	$ 17,103

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Government Liquid Assets Portfolio - Class I	Voya High Yield Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2019	$ 1,389	$ —	$ 35,013	$ 1,889
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	94	(288)	(20)
Total realized gain (loss) on investments				
and capital gains distributions	1	1	6,342	383
Net unrealized appreciation (depreciation)				
of investments	—	91	4,295	173
Net increase (decrease) in net assets resulting from operations	8	186	10,349	536
Changes from principal transactions:				
Premiums	91	147	707	41
Death benefits	—	—	(164)	—
Surrenders and withdrawals	(115)	(202)	(4,603)	(480)
Cost of insurance and administrative charges	(1)	(2)	(22)	(6)
Transfers between Divisions (including fixed account), net	249	6,554	(339)	18
Increase (decrease) in net assets derived from				
principal transactions	224	6,497	(4,421)	(427)
Total increase (decrease) in net assets	232	6,683	5,928	109
Net assets at December 31, 2019	1,621	6,683	40,941	1,998
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	253	(381)	(23)
Total realized gain (loss) on investments				
and capital gains distributions	1	(50)	5,053	322
Net unrealized appreciation (depreciation)				
of investments	—	32	6,360	228
Net increase (decrease) in net assets resulting from operations	(14)	235	11,032	527
Changes from principal transactions:				
Premiums	61	219	531	33
Death benefits	—	—	(56)	(19)
Surrenders and withdrawals	(407)	(600)	(3,288)	(263)
Cost of insurance and administrative charges	(1)	(4)	(19)	(5)
Transfers between Divisions (including fixed account), net	67	(279)	(1,226)	(199)
Increase (decrease) in net assets derived from				
principal transactions	(280)	(664)	(4,058)	(453)
Total increase (decrease) in net assets	(294)	(429)	6,974	74
Net assets at December 31, 2020	$ 1,327	$ 6,254	$ 47,915	$ 2,072

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Institutional Class
Net assets at January 1, 2019	$ 3,711	$ 4,817	$ 1,795	$ 4,436
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	31	8	5	74
Total realized gain (loss) on investments and capital gains distributions	396	(20)	137	106
Net unrealized appreciation (depreciation) of investments	432	120	383	832
Net increase (decrease) in net assets resulting from operations	859	108	525	1,012
Changes from principal transactions:				
Premiums	160	142	160	314
Death benefits	(11)	(19)	—	(2)
Surrenders and withdrawals	(336)	(1,177)	(180)	(456)
Cost of insurance and administrative charges	(3)	(2)	(2)	(3)
Transfers between Divisions (including fixed account), net	78	60	30	(66)
Increase (decrease) in net assets derived from principal transactions	(111)	(996)	8	(213)
Total increase (decrease) in net assets	748	(888)	533	799
Net assets at December 31, 2019	4,458	3,929	2,328	5,235
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	31	22	13	202
Total realized gain (loss) on investments and capital gains distributions	264	2	145	393
Net unrealized appreciation (depreciation) of investments	(118)	42	229	(950)
Net increase (decrease) in net assets resulting from operations	177	66	387	(355)
Changes from principal transactions:				
Premiums	147	100	131	235
Death benefits	(6)	(3)	—	—
Surrenders and withdrawals	(529)	(387)	(182)	(360)
Cost of insurance and administrative charges	(2)	(2)	(2)	(2)
Transfers between Divisions (including fixed account), net	(143)	113	(70)	(153)
Increase (decrease) in net assets derived from principal transactions	(533)	(179)	(123)	(280)
Total increase (decrease) in net assets	(356)	(113)	264	(635)
Net assets at December 31, 2020	$ 4,102	$ 3,816	$ 2,592	$ 4,600

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net assets at January 1, 2019	$ 485	$ 9,153	$ 8,359	$ 20,705
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	98	(134)	(62)
Total realized gain (loss) on investments				
and capital gains distributions	51	1,278	486	6,841
Net unrealized appreciation (depreciation)				
of investments	45	662	2,106	(1,789)
Net increase (decrease) in net assets resulting from operations	100	2,038	2,458	4,990
Changes from principal transactions:				
Premiums	19	256	550	514
Death benefits	—	(105)	(3)	(43)
Surrenders and withdrawals	(127)	(1,054)	(954)	(2,563)
Cost of insurance and administrative charges	(1)	(6)	(5)	(11)
Transfers between Divisions (including fixed account), net	(4)	(71)	(40)	(294)
Increase (decrease) in net assets derived from				
principal transactions	(113)	(980)	(452)	(2,397)
Total increase (decrease) in net assets	(13)	1,058	2,006	2,593
Net assets at December 31, 2019	472	10,211	10,365	23,298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	62	(104)	(280)
Total realized gain (loss) on investments				
and capital gains distributions	19	332	754	908
Net unrealized appreciation (depreciation)				
of investments	(21)	(356)	2,303	2,319
Net increase (decrease) in net assets resulting from operations	—	38	2,953	2,947
Changes from principal transactions:				
Premiums	14	210	405	392
Death benefits	—	(17)	(136)	(36)
Surrenders and withdrawals	(26)	(546)	(813)	(2,082)
Cost of insurance and administrative charges	(1)	(4)	(4)	(8)
Transfers between Divisions (including fixed account), net	(35)	(151)	(294)	(466)
Increase (decrease) in net assets derived from				
principal transactions	(48)	(508)	(842)	(2,200)
Total increase (decrease) in net assets	(48)	(470)	2,111	747
Net assets at December 31, 2020	$ 424	$ 9,741	$ 12,476	$ 24,045

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class
Net assets at January 1, 2019	$ 65,517	$ 7,317	$ 457	$ 10,430
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	63	97	5	(48)
Total realized gain (loss) on investments				
and capital gains distributions	4,643	1,825	92	832
Net unrealized appreciation (depreciation)				
of investments	10,011	(187)	11	1,896
Net increase (decrease) in net assets resulting from operations	14,717	1,735	108	2,680
Changes from principal transactions:				
Premiums	6,379	416	13	367
Death benefits	(73)	(25)	—	(64)
Surrenders and withdrawals	(9,270)	(1,128)	(40)	(1,170)
Cost of insurance and administrative charges	(48)	(4)	(2)	(6)
Transfers between Divisions (including fixed account), net	2,639	(340)	(42)	177
Increase (decrease) in net assets derived from				
principal transactions	(373)	(1,081)	(71)	(696)
Total increase (decrease) in net assets	14,344	654	37	1,984
Net assets at December 31, 2019	79,861	7,971	494	12,414
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(85)	281	11	152
Total realized gain (loss) on investments				
and capital gains distributions	6,104	(426)	(13)	464
Net unrealized appreciation (depreciation)				
of investments	5,564	115	(2)	821
Net increase (decrease) in net assets resulting from operations	11,583	(30)	(4)	1,437
Changes from principal transactions:				
Premiums	3,841	355	11	324
Death benefits	(571)	—	—	(13)
Surrenders and withdrawals	(7,638)	(315)	(4)	(936)
Cost of insurance and administrative charges	(46)	(3)	(1)	(5)
Transfers between Divisions (including fixed account), net	(1,975)	(128)	(11)	(182)
Increase (decrease) in net assets derived from				
principal transactions	(6,389)	(91)	(5)	(812)
Total increase (decrease) in net assets	5,194	(121)	(9)	625
Net assets at December 31, 2020	$ 85,055	$ 7,850	$ 485	$ 13,039

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Global Bond Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Initial Class	Voya International High Dividend Low Volatility Portfolio - Service Class
Net assets at January 1, 2019	$ 28	$ 364	$ 4,747	$ 375
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	4	39	2
Total realized gain (loss) on investments and capital gains distributions	—	3	518	45
Net unrealized appreciation (depreciation) of investments	—	14	152	6
Net increase (decrease) in net assets resulting from operations	1	21	709	53
Changes from principal transactions:				
Premiums	—	24	316	21
Death benefits	—	—	(18)	—
Surrenders and withdrawals	(1)	(71)	(568)	(88)
Cost of insurance and administrative charges	—	(1)	(2)	(1)
Transfers between Divisions (including fixed account), net	—	8	20	2
Increase (decrease) in net assets derived from principal transactions	(1)	(40)	(252)	(66)
Total increase (decrease) in net assets	—	(19)	457	(13)
Net assets at December 31, 2019	28	345	5,204	362
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4	107	7
Total realized gain (loss) on investments and capital gains distributions	—	10	572	36
Net unrealized appreciation (depreciation) of investments	—	9	(802)	(51)
Net increase (decrease) in net assets resulting from operations	—	23	(123)	(8)
Changes from principal transactions:				
Premiums	—	10	310	21
Death benefits	—	—	—	—
Surrenders and withdrawals	—	(153)	(305)	(12)
Cost of insurance and administrative charges	—	(1)	(2)	(1)
Transfers between Divisions (including fixed account), net	17	(10)	(90)	(13)
Increase (decrease) in net assets derived from principal transactions	17	(154)	(87)	(5)
Total increase (decrease) in net assets	17	(131)	(210)	(13)
Net assets at December 31, 2020	$ 45	$ 214	$ 4,994	$ 349

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class
Net assets at January 1, 2019	$ 5,929	$ 733	$ 7,139	$ 484
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	71	1	85	5
Total realized gain (loss) on investments				
and capital gains distributions	157	(15)	626	45
Net unrealized appreciation (depreciation)				
of investments	722	89	742	47
Net increase (decrease) in net assets resulting from operations	950	75	1,453	97
Changes from principal transactions:				
Premiums	376	10	615	12
Death benefits	(3)	—	—	—
Surrenders and withdrawals	(1,134)	(332)	(472)	(19)
Cost of insurance and administrative charges	(4)	(2)	(6)	(2)
Transfers between Divisions (including fixed account), net	197	(216)	(176)	(7)
Increase (decrease) in net assets derived from				
principal transactions	(568)	(540)	(39)	(16)
Total increase (decrease) in net assets	382	(465)	1,414	81
Net assets at December 31, 2019	6,311	268	8,553	565
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	2	60	1
Total realized gain (loss) on investments				
and capital gains distributions	132	12	431	34
Net unrealized appreciation (depreciation)				
of investments	570	19	632	20
Net increase (decrease) in net assets resulting from operations	753	33	1,123	55
Changes from principal transactions:				
Premiums	350	9	457	10
Death benefits	(5)	—	(2)	—
Surrenders and withdrawals	(487)	(7)	(602)	(103)
Cost of insurance and administrative charges	(3)	(1)	(5)	(2)
Transfers between Divisions (including fixed account), net	(143)	3	(257)	(8)
Increase (decrease) in net assets derived from				
principal transactions	(288)	4	(409)	(103)
Total increase (decrease) in net assets	465	37	714	(48)
Net assets at December 31, 2020	$ 6,776	$ 305	$ 9,267	$ 517

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class
Net assets at January 1, 2019	$ 3,357	$ 388	$ 3,812	$ 660
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	2	67	7
Total realized gain (loss) on investments				
and capital gains distributions	301	16	108	18
Net unrealized appreciation (depreciation)				
of investments	418	53	256	43
Net increase (decrease) in net assets resulting from operations	749	71	431	68
Changes from principal transactions:				
Premiums	337	—	126	3
Death benefits	—	—	—	—
Surrenders and withdrawals	(483)	(198)	(686)	(136)
Cost of insurance and administrative charges	(5)	(2)	(2)	(2)
Transfers between Divisions (including fixed account), net	5	1	59	—
Increase (decrease) in net assets derived from				
principal transactions	(146)	(199)	(503)	(135)
Total increase (decrease) in net assets	603	(128)	(72)	(67)
Net assets at December 31, 2019	3,960	260	3,740	593
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	—	46	5
Total realized gain (loss) on investments				
and capital gains distributions	137	(8)	77	9
Net unrealized appreciation (depreciation)				
of investments	462	19	211	34
Net increase (decrease) in net assets resulting from operations	617	11	334	48
Changes from principal transactions:				
Premiums	304	—	43	6
Death benefits	—	—	(84)	—
Surrenders and withdrawals	(241)	(91)	(640)	(131)
Cost of insurance and administrative charges	(4)	(1)	(2)	(1)
Transfers between Divisions (including fixed account), net	105	—	(142)	—
Increase (decrease) in net assets derived from				
principal transactions	164	(92)	(825)	(126)
Total increase (decrease) in net assets	781	(81)	(491)	(78)
Net assets at December 31, 2020	$ 4,741	$ 179	$ 3,249	$ 515

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Initial Class	VY® Baron Growth Portfolio - Service Class
Net assets at January 1, 2019	$ 3,410	$ 134	$ 5,459	$ 207
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	—	(92)	(3)
Total realized gain (loss) on investments				
and capital gains distributions	196	7	3,021	107
Net unrealized appreciation (depreciation)				
of investments	745	28	(941)	(36)
Net increase (decrease) in net assets resulting from operations	943	35	1,988	68
Changes from principal transactions:				
Premiums	285	4	332	8
Death benefits	(17)	—	(3)	—
Surrenders and withdrawals	(601)	(83)	(608)	(41)
Cost of insurance and administrative charges	(2)	—	(3)	(1)
Transfers between Divisions (including fixed account), net	(133)	3	(156)	(5)
Increase (decrease) in net assets derived from				
principal transactions	(468)	(76)	(438)	(39)
Total increase (decrease) in net assets	475	(41)	1,550	29
Net assets at December 31, 2019	3,885	93	7,009	236
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	—	(96)	(3)
Total realized gain (loss) on investments				
and capital gains distributions	(74)	(8)	(193)	(11)
Net unrealized appreciation (depreciation)				
of investments	129	1	2,334	82
Net increase (decrease) in net assets resulting from operations	64	(7)	2,045	68
Changes from principal transactions:				
Premiums	207	2	234	5
Death benefits	—	—	—	—
Surrenders and withdrawals	(144)	(23)	(570)	(14)
Cost of insurance and administrative charges	(1)	—	(3)	(1)
Transfers between Divisions (including fixed account), net	(163)	—	(215)	(14)
Increase (decrease) in net assets derived from				
principal transactions	(101)	(21)	(554)	(24)
Total increase (decrease) in net assets	(37)	(28)	1,491	44
Net assets at December 31, 2020	$ 3,848	$ 65	$ 8,500	$ 280

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Initial Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Invesco Comstock Portfolio - Initial Class	VY® Invesco Comstock Portfolio - Service Class
Net assets at January 1, 2019	$ 1,855	$ 61	$ 5,441	$ 134
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	—	73	1
Total realized gain (loss) on investments and capital gains distributions	755	26	1,574	43
Net unrealized appreciation (depreciation) of investments	(202)	(7)	(392)	(16)
Net increase (decrease) in net assets resulting from operations	572	19	1,255	28
Changes from principal transactions:				
Premiums	122	1	262	3
Death benefits	(23)	—	(9)	—
Surrenders and withdrawals	(137)	—	(673)	(39)
Cost of insurance and administrative charges	(1)	—	(4)	—
Transfers between Divisions (including fixed account), net	(43)	(4)	(17)	1
Increase (decrease) in net assets derived from principal transactions	(82)	(3)	(441)	(35)
Total increase (decrease) in net assets	490	16	814	(7)
Net assets at December 31, 2019	2,345	77	6,255	127
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	(1)	66	1
Total realized gain (loss) on investments and capital gains distributions	(74)	1	180	9
Net unrealized appreciation (depreciation) of investments	528	15	(432)	(15)
Net increase (decrease) in net assets resulting from operations	424	15	(186)	(5)
Changes from principal transactions:				
Premiums	90	1	174	3
Death benefits	—	—	(6)	—
Surrenders and withdrawals	(161)	(2)	(445)	(6)
Cost of insurance and administrative charges	(1)	—	(3)	—
Transfers between Divisions (including fixed account), net	(85)	1	(133)	(17)
Increase (decrease) in net assets derived from principal transactions	(157)	—	(413)	(20)
Total increase (decrease) in net assets	267	15	(599)	(25)
Net assets at December 31, 2020	$ 2,612	$ 92	$ 5,656	$ 102

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® Invesco Oppenheimer Global Portfolio - Service Class
Net assets at January 1, 2019	$ 13,322	$ 639	$ 35,541	$ 650
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	83	3	(364)	(9)
Total realized gain (loss) on investments				
and capital gains distributions	1,045	30	7,538	182
Net unrealized appreciation (depreciation)				
of investments	1,214	81	3,106	8
Net increase (decrease) in net assets resulting from operations	2,342	114	10,280	181
Changes from principal transactions:				
Premiums	656	24	1,040	40
Death benefits	(91)	—	(91)	—
Surrenders and withdrawals	(2,064)	(55)	(3,885)	(187)
Cost of insurance and administrative charges	(10)	(2)	(20)	(2)
Transfers between Divisions (including fixed account), net	(240)	4	(523)	(20)
Increase (decrease) in net assets derived from				
principal transactions	(1,749)	(29)	(3,479)	(169)
Total increase (decrease) in net assets	593	85	6,801	12
Net assets at December 31, 2019	13,915	724	42,342	662
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	69	2	(98)	(3)
Total realized gain (loss) on investments				
and capital gains distributions	360	21	2,258	55
Net unrealized appreciation (depreciation)				
of investments	644	36	7,952	103
Net increase (decrease) in net assets resulting from operations	1,073	59	10,112	155
Changes from principal transactions:				
Premiums	549	18	806	25
Death benefits	(27)	—	(121)	—
Surrenders and withdrawals	(729)	(44)	(3,111)	(180)
Cost of insurance and administrative charges	(9)	(2)	(16)	(2)
Transfers between Divisions (including fixed account), net	(314)	(17)	(1,214)	(49)
Increase (decrease) in net assets derived from				
principal transactions	(530)	(45)	(3,656)	(206)
Total increase (decrease) in net assets	543	14	6,456	(51)
Net assets at December 31, 2020	$ 14,458	$ 738	$ 48,798	$ 611

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2019	$ 6,683	$ 225	$ 47,090	$ 619
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	(1)	(614)	(9)
Total realized gain (loss) on investments				
and capital gains distributions	1,042	30	7,817	88
Net unrealized appreciation (depreciation)				
of investments	596	23	8,914	138
Net increase (decrease) in net assets resulting from operations	1,623	52	16,117	217
Changes from principal transactions:				
Premiums	312	6	1,107	24
Death benefits	(6)	—	(156)	—
Surrenders and withdrawals	(604)	(50)	(5,930)	(31)
Cost of insurance and administrative charges	(3)	(1)	(27)	(2)
Transfers between Divisions (including fixed account), net	(17)	3	(266)	(4)
Increase (decrease) in net assets derived from				
principal transactions	(318)	(42)	(5,272)	(13)
Total increase (decrease) in net assets	1,305	10	10,845	204
Net assets at December 31, 2019	7,988	235	57,935	823
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(1)	(733)	(10)
Total realized gain (loss) on investments				
and capital gains distributions	162	(11)	7,418	144
Net unrealized appreciation (depreciation)				
of investments	(386)	3	8,909	73
Net increase (decrease) in net assets resulting from operations	(227)	(9)	15,594	207
Changes from principal transactions:				
Premiums	175	3	783	16
Death benefits	(13)	—	(760)	—
Surrenders and withdrawals	(531)	(27)	(4,842)	(267)
Cost of insurance and administrative charges	(2)	—	(23)	(2)
Transfers between Divisions (including fixed account), net	(548)	(34)	(1,541)	(33)
Increase (decrease) in net assets derived from				
principal transactions	(919)	(58)	(6,383)	(286)
Total increase (decrease) in net assets	(1,146)	(67)	9,211	(79)
Net assets at December 31, 2020	$ 6,842	$ 168	$ 67,146	$ 744

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2019	$ 9,159	$ 675	$ 6,423	$ 8,952
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(130)	(10)	89	125
Total realized gain (loss) on investments				
and capital gains distributions	2,599	184	385	1,036
Net unrealized appreciation (depreciation)				
of investments	169	9	330	737
Net increase (decrease) in net assets resulting from operations	2,638	183	804	1,898
Changes from principal transactions:				
Premiums	523	16	356	747
Death benefits	(9)	—	—	(47)
Surrenders and withdrawals	(758)	(107)	(1,170)	(534)
Cost of insurance and administrative charges	(6)	(2)	(5)	(14)
Transfers between Divisions (including fixed account), net	70	4	(305)	30
Increase (decrease) in net assets derived from				
principal transactions	(180)	(89)	(1,124)	182
Total increase (decrease) in net assets	2,458	94	(320)	2,080
Net assets at December 31, 2019	11,617	769	6,103	11,032
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(174)	(12)	72	73
Total realized gain (loss) on investments				
and capital gains distributions	602	32	192	1,138
Net unrealized appreciation (depreciation)				
of investments	3,452	233	244	197
Net increase (decrease) in net assets resulting from operations	3,880	253	508	1,408
Changes from principal transactions:				
Premiums	383	10	286	617
Death benefits	(9)	—	—	—
Surrenders and withdrawals	(758)	(32)	(715)	(802)
Cost of insurance and administrative charges	(5)	(2)	(4)	(12)
Transfers between Divisions (including fixed account), net	(686)	(27)	120	46
Increase (decrease) in net assets derived from				
principal transactions	(1,075)	(51)	(313)	(151)
Total increase (decrease) in net assets	2,805	202	195	1,257
Net assets at December 31, 2020	$ 14,422	$ 971	$ 6,298	$ 12,289

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I	Voya Global High Dividend Low Volatility Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2019	$ 13,753	$ 5,468	$ 11,879	$ 4,205
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	201	15	179	9
Total realized gain (loss) on investments				
and capital gains distributions	1,328	639	732	724
Net unrealized appreciation (depreciation)				
of investments	863	758	1,397	406
Net increase (decrease) in net assets resulting from operations	2,392	1,412	2,308	1,139
Changes from principal transactions:				
Premiums	844	158	438	164
Death benefits	—	(7)	(23)	(29)
Surrenders and withdrawals	(1,266)	(662)	(1,253)	(394)
Cost of insurance and administrative charges	(16)	(4)	(8)	(2)
Transfers between Divisions (including fixed account), net	474	(58)	(75)	(77)
Increase (decrease) in net assets derived from				
principal transactions	36	(573)	(921)	(338)
Total increase (decrease) in net assets	2,428	839	1,387	801
Net assets at December 31, 2019	16,181	6,307	13,266	5,006
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	142	—	125	7
Total realized gain (loss) on investments				
and capital gains distributions	1,136	639	21	678
Net unrealized appreciation (depreciation)				
of investments	408	303	(551)	(88)
Net increase (decrease) in net assets resulting from operations	1,686	942	(405)	597
Changes from principal transactions:				
Premiums	645	90	334	131
Death benefits	—	(8)	(117)	—
Surrenders and withdrawals	(1,358)	(392)	(1,028)	(306)
Cost of insurance and administrative charges	(13)	(3)	(6)	(2)
Transfers between Divisions (including fixed account), net	(298)	(58)	(425)	(120)
Increase (decrease) in net assets derived from				
principal transactions	(1,024)	(371)	(1,242)	(297)
Total increase (decrease) in net assets	662	571	(1,647)	300
Net assets at December 31, 2020	$ 16,843	$ 6,878	$ 11,619	$ 5,306

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S
Net assets at January 1, 2019	$ 6,666	$ 4,648	$ 26	$ 1,298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(18)	1	22
Total realized gain (loss) on investments				
and capital gains distributions	837	959	—	22
Net unrealized appreciation (depreciation)				
of investments	814	(48)	5	207
Net increase (decrease) in net assets resulting from operations	1,646	893	6	251
Changes from principal transactions:				
Premiums	360	354	1	89
Death benefits	(28)	(1)	—	—
Surrenders and withdrawals	(704)	(726)	(1)	(112)
Cost of insurance and administrative charges	(4)	(2)	—	(1)
Transfers between Divisions (including fixed account), net	(141)	(77)	3	(14)
Increase (decrease) in net assets derived from				
principal transactions	(517)	(452)	3	(38)
Total increase (decrease) in net assets	1,129	441	9	213
Net assets at December 31, 2019	7,795	5,089	35	1,511
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(10)	1	15
Total realized gain (loss) on investments				
and capital gains distributions	(66)	(63)	—	8
Net unrealized appreciation (depreciation)				
of investments	469	228	2	71
Net increase (decrease) in net assets resulting from operations	406	155	3	94
Changes from principal transactions:				
Premiums	284	264	3	85
Death benefits	(8)	(1)	—	—
Surrenders and withdrawals	(608)	(377)	—	(55)
Cost of insurance and administrative charges	(3)	(2)	—	(1)
Transfers between Divisions (including fixed account), net	(204)	(48)	—	55
Increase (decrease) in net assets derived from				
principal transactions	(539)	(164)	3	84
Total increase (decrease) in net assets	(133)	(9)	6	178
Net assets at December 31, 2020	$ 7,662	$ 5,080	$ 41	$ 1,689

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Small Company Portfolio - Class I
Net assets at January 1, 2019	$ 45,246	$ 8,266	$ 1,965	$ 94
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(223)	26	(19)	(1)
Total realized gain (loss) on investments and capital gains distributions	6,611	1,141	389	15
Net unrealized appreciation (depreciation) of investments	8,296	1,155	248	9
Net increase (decrease) in net assets resulting from operations	14,684	2,322	618	23
Changes from principal transactions:				
Premiums	838	214	154	—
Death benefits	(143)	(2)	—	—
Surrenders and withdrawals	(5,229)	(1,130)	(393)	—
Cost of insurance and administrative charges	(29)	(5)	(1)	—
Transfers between Divisions (including fixed account), net	(615)	(151)	12	(3)
Increase (decrease) in net assets derived from principal transactions	(5,178)	(1,074)	(228)	(3)
Total increase (decrease) in net assets	9,506	1,248	390	20
Net assets at December 31, 2019	54,752	9,514	2,355	114
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(474)	11	(29)	—
Total realized gain (loss) on investments and capital gains distributions	7,219	1,448	326	(13)
Net unrealized appreciation (depreciation) of investments	12,088	346	405	18
Net increase (decrease) in net assets resulting from operations	18,833	1,805	702	5
Changes from principal transactions:				
Premiums	638	161	108	—
Death benefits	(170)	(41)	—	—
Surrenders and withdrawals	(4,072)	(1,232)	(304)	(82)
Cost of insurance and administrative charges	(26)	(4)	(1)	—
Transfers between Divisions (including fixed account), net	(1,357)	491	(154)	(15)
Increase (decrease) in net assets derived from principal transactions	(4,987)	(625)	(351)	(97)
Total increase (decrease) in net assets	13,846	1,180	351	(92)
Net assets at December 31, 2020	$ 68,598	$ 10,694	$ 2,706	$ 22

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I	Wanger Select	Wanger USA
Net assets at January 1, 2019	$ 28,571	$ 13,589	$ 3,218	$ 3,548
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(366)	(212)	(47)	(47)
Total realized gain (loss) on investments				
and capital gains distributions	5,324	2,506	78	469
Net unrealized appreciation (depreciation)				
of investments	2,690	865	819	607
Net increase (decrease) in net assets resulting from operations	7,648	3,159	850	1,029
Changes from principal transactions:				
Premiums	670	410	131	213
Death benefits	(77)	(32)	—	—
Surrenders and withdrawals	(3,113)	(1,580)	(293)	(299)
Cost of insurance and administrative charges	(18)	(9)	(3)	(3)
Transfers between Divisions (including fixed account), net	(416)	(208)	(205)	19
Increase (decrease) in net assets derived from				
principal transactions	(2,954)	(1,419)	(370)	(70)
Total increase (decrease) in net assets	4,694	1,740	480	959
Net assets at December 31, 2019	33,265	15,329	3,698	4,507
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(433)	(200)	(23)	(56)
Total realized gain (loss) on investments				
and capital gains distributions	2,775	142	113	(128)
Net unrealized appreciation (depreciation)				
of investments	9,535	3,495	717	1,024
Net increase (decrease) in net assets resulting from operations	11,877	3,437	807	840
Changes from principal transactions:				
Premiums	475	299	126	147
Death benefits	(255)	(65)	(8)	(3)
Surrenders and withdrawals	(2,516)	(1,112)	(490)	(561)
Cost of insurance and administrative charges	(15)	(7)	(2)	(3)
Transfers between Divisions (including fixed account), net	(1,217)	(447)	(159)	(175)
Increase (decrease) in net assets derived from				
principal transactions	(3,528)	(1,332)	(533)	(595)
Total increase (decrease) in net assets	8,349	2,105	274	245
Net assets at December 31, 2020	$ 41,614	$ 17,434	$ 3,972	$ 4,752

The accompanying notes are an integral part of these financial statements.

1. **Organization**

ReliaStar Life Insurance Company Separate Account N (the "Account") was established by Northern Life Insurance Company ("Northern Life") to support the operations of variable annuity contracts ("Contracts"). In 2002, Northern Life merged with ReliaStar Life Insurance Company ("ReliaStar Life" or the "Company"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. ReliaStar Life provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or a fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ReliaStar Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ReliaStar Life. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ReliaStar Life.

At December 31, 2020, the Account had 80 investment divisions (the "Divisions"), 16 of which invest in independently managed mutual funds and 64 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts ("the Trusts").

The Divisions with asset balances at December 31, 2020, and related Trusts are as follows:

AIM Variable Insurance Funds:
  Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I

American Funds Insurance Series®:
  Growth Fund - Class 2
  Growth-Income Fund - Class 2
  International Fund - Class 2

Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products V:
  Fidelity® VIP Government Money Market Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class

Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value VIP Fund - Class 2

Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC

Neuberger Berman Advisers Management Trust®:
  Neuberger Berman Advisers Management Trust® Sustainable Equity Portfolio - Class I Shares

PIMCO Variable Insurance Trust:
  PIMCO VIT Real Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:
  Pioneer High Yield VCT Portfolio - Class I

Voya Balanced Portfolio, Inc.:
  Voya Balanced Portfolio - Class I

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Investors Trust:

Voya Government Liquid Assets Portfolio - Class I

Voya High Yield Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Service Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Limited Maturity Bond Portfolio - Service Class

Voya U.S. Stock Index Portfolio - Institutional Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Invesco Growth and Income Portfolio - Service 2 Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Institutional Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Institutional Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Partners, Inc.:

Voya Global Bond Portfolio - Service Class

Voya International High Dividend Low Volatility Portfolio - Initial Class

Voya International High Dividend Low Volatility Portfolio - Service Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Initial Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Initial Class

Voya Partners, Inc.: (continued)

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Invesco Comstock Portfolio - Initial Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® Invesco Oppenheimer Global Portfolio - Initial Class

VY® Invesco Oppenheimer Global Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class I

Voya Variable Portfolios, Inc.:

Voya Global High Dividend Low Volatility Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class I

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Small Company Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class I

Wanger Advisors Trust:

Wanger Select

Wanger USA

The names of certain Divisions were changed during 2020. The following is a summary of the current and former names for those Divisions:

Current Name	Former Name
Voya Variable Portfolios, Inc.:	**Voya Variable Portfolios, Inc.:**
Voya Global High Dividend Low Volatility Portfolio - Class I	Voya Global Equity Portfolio - Class I

During 2020, there were no Divisions closed to contract owners.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ReliaStar Life, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ReliaStar Life, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, ReliaStar Life will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ReliaStar Life. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including premiums, surrenders and withdrawals, and cost of insurance and administrative charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ReliaStar Life related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ReliaStar Life).

Subsequent Events

The Account has evaluated all events through the date the financial statements were issued to determine whether any event required either recognition or disclosure in the financial statements. The Account is not aware of any subsequent events that would have a material effect on the financial statements of the Account except as follows:

On January 4, 2021, Voya Financial, Inc. ("Voya Financial") consummated a series of transactions pursuant to a Master Transaction Agreement (the "Resolution MTA") entered into on December 18, 2019 with Resolution Life U.S. Holdings Inc., a Delaware corporation ("Resolution Life US"), pursuant to which Resolution Life US acquired all of the shares of the capital stock of several subsidiaries of Voya Financial including Security Life of Denver Company ("SLD").

Concurrently with the sale, SLD entered into reinsurance agreements with Reliastar Life Insurance Company ("RLI"), ReliaStar Life Insurance Company of New York ("RLNY"), and Voya Retirement Insurance and Annuity Company ("VRIAC"), each of which is a direct or indirect wholly owned subsidiary of Voya Financial. Pursuant to these agreements, RLI and VRIAC reinsured to SLD a 100% quota share, and RLNY reinsured to SLD a 75% quota share, of their respective individual life insurance and annuities businesses. RLI, RLNY, and VRIAC remain subsidiaries of Voya Financial and remain liable to the underlying policyholders, even if SLD defaults on its obligations with respect to the ceded business.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agent or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2020 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2020. The Account had no liabilities as of December 31, 2020.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a. Quoted prices for similar assets or liabilities in active markets;
  b. Quoted prices for identical or similar assets or liabilities in non-active markets;
  c. Inputs other than quoted market prices that are observable; and
  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover ReliaStar Life's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

ReliaStar Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 1.25% to 1.40% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of 0.15% to 0.20% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $35 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed accumulation benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Fees Waived by ReliaStar Life

Certain charges and fees for various types of Contracts may be waived by ReliaStar Life. ReliaStar Life reserves the right to discontinue these waivers at its discretion or to conform with the changes in the law.

5. **Related Party Transactions**

Management fees were paid to VIL, an affiliate of the Company, in its capacity as investment adviser to Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.35% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2020 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	$ 22	$ 59
American Funds Insurance Series®:		
Growth Fund - Class 2	1,608	2,625
Growth-Income Fund - Class 2	871	1,547
International Fund - Class 2	415	896
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	857	10,751
Fidelity® VIP Index 500 Portfolio - Initial Class	3,212	10,700
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Government Money Market Portfolio - Initial Class	3,489	2,450
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	2,282	1,785
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	1,889	2,885
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	424	693
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	154	225
Neuberger Berman Advisers Management Trust®:		
Neuberger Berman Advisers Management Trust® Sustainable Equity Portfolio - Class I Shares	518	551
PIMCO Variable Insurance Trust:		
PIMCO VIT Real Return Portfolio - Administrative Class	784	2,392
Pioneer Variable Contracts Trust:		
Pioneer High Yield VCT Portfolio - Class I	422	824
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	25	13
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	2,679	2,228
Voya Investors Trust:		
Voya Government Liquid Assets Portfolio - Class I	367	661
Voya High Yield Portfolio - Institutional Class	585	996
Voya Large Cap Growth Portfolio - Institutional Class	5,536	5,265
Voya Large Cap Growth Portfolio - Service Class	290	527
Voya Large Cap Value Portfolio - Institutional Class	664	797
Voya Limited Maturity Bond Portfolio - Service Class	405	563
Voya U.S. Stock Index Portfolio - Institutional Class	389	410
VY® Clarion Global Real Estate Portfolio - Institutional Class	852	563
VY® Invesco Growth and Income Portfolio - Service 2 Class	55	68
VY® Invesco Growth and Income Portfolio - Service Class	1,045	750
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	919	1,202

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust: (continued)		
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	$ 157	$ 2,637
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	11,681	12,194
VY® T. Rowe Price Equity Income Portfolio - Institutional Class	840	557
VY® T. Rowe Price Equity Income Portfolio - Service Class	34	22
VY® T. Rowe Price International Stock Portfolio - Institutional Class	781	1,177
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	40	23
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Service Class	26	176
Voya International High Dividend Low Volatility Portfolio - Initial Class	1,041	439
Voya International High Dividend Low Volatility Portfolio - Service Class	65	23
Voya Solution 2025 Portfolio - Initial Class	1,021	1,011
Voya Solution 2025 Portfolio - Service Class	28	11
Voya Solution 2035 Portfolio - Initial Class	1,135	939
Voya Solution 2035 Portfolio - Service Class	54	126
Voya Solution 2045 Portfolio - Initial Class	731	311
Voya Solution 2045 Portfolio - Service Class	15	95
Voya Solution Income Portfolio - Initial Class	164	935
Voya Solution Income Portfolio - Service Class	19	139
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	267	338
VY® American Century Small-Mid Cap Value Portfolio - Service Class	3	25
VY® Baron Growth Portfolio - Initial Class	243	894
VY® Baron Growth Portfolio - Service Class	6	32
VY® Columbia Contrarian Core Portfolio - Initial Class	237	355
VY® Columbia Contrarian Core Portfolio - Service Class	3	3
VY® Invesco Comstock Portfolio - Initial Class	478	669
VY® Invesco Comstock Portfolio - Service Class	7	23
VY® Invesco Equity and Income Portfolio - Initial Class	1,233	1,124
VY® Invesco Equity and Income Portfolio - Service Class	62	74
VY® Invesco Oppenheimer Global Portfolio - Initial Class	2,184	4,468
VY® Invesco Oppenheimer Global Portfolio - Service Class	65	248
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	710	1,111
VY® JPMorgan Mid Cap Value Portfolio - Service Class	19	63
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,770	7,342
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	75	307
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	1,102	1,879
VY® T. Rowe Price Growth Equity Portfolio - Service Class	87	116
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	959	989
Voya Strategic Allocation Growth Portfolio - Class I	1,639	833
Voya Strategic Allocation Moderate Portfolio - Class I	1,669	1,815
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class I	863	632

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc.:		
Voya Global High Dividend Low Volatility Portfolio - Class I	$ 511	$ 1,628
Voya Index Plus LargeCap Portfolio - Class I	821	709
Voya Index Plus MidCap Portfolio - Class I	419	955
Voya Index Plus SmallCap Portfolio - Class I	488	610
Voya International Index Portfolio - Class I	5	1
Voya International Index Portfolio - Class S	221	122
Voya Russell™ Large Cap Growth Index Portfolio - Class I	3,196	6,134
Voya Russell™ Large Cap Index Portfolio - Class I	1,310	1,572
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	364	595
Voya Small Company Portfolio - Class I	2	97
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	1,927	4,086
Voya SmallCap Opportunities Portfolio - Class I	261	1,726
Wanger Advisors Trust:		
Wanger Select	492	659
Wanger USA	630	851

7. Changes in Units

The net changes in units outstanding follow:

| | Year ended December 31 | | | | | |
| | 2020 | | | 2019 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	829	2,217	(1,388)	734	2,725	(1,991)
American Funds Insurance Series®:						
Growth Fund - Class 2	62,494	105,703	(43,209)	60,006	102,040	(42,034)
Growth-Income Fund - Class 2	34,142	78,988	(44,846)	62,013	87,282	(25,269)
International Fund - Class 2	57,885	90,777	(32,892)	65,037	74,602	(9,565)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	32,672	148,475	(115,803)	46,616	159,325	(112,709)
Fidelity® VIP Index 500 Portfolio - Initial Class	76,672	215,787	(139,115)	78,213	215,218	(137,005)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Government Money Market Portfolio - Initial Class	329,419	243,202	86,217	246,888	319,373	(72,485)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	126,173	107,442	18,731	63,943	79,124	(15,181)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	25,419	79,643	(54,224)	18,957	82,080	(63,123)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	10,106	33,084	(22,978)	11,324	25,666	(14,342)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	10,580	13,809	(3,229)	6,079	18,292	(12,213)
Neuberger Berman Advisers Management Trust®:						
Neuberger Berman Advisers Management Trust® Sustainable Equity Portfolio - Class I Shares	12,081	17,437	(5,356)	4,724	12,011	(7,287)
PIMCO Variable Insurance Trust:						
PIMCO VIT Real Return Portfolio - Administrative Class	80,797	183,360	(102,563)	70,416	150,099	(79,683)
Pioneer Variable Contracts Trust:						
Pioneer High Yield VCT Portfolio - Class I	21,127	48,351	(27,224)	17,799	21,348	(3,549)
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	—	331	(331)	—	1,131	(1,131)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	156,598	174,048	(17,450)	107,224	222,609	(115,385)
Voya Investors Trust:						
Voya Government Liquid Assets Portfolio - Class I	40,319	68,338	(28,019)	35,324	12,883	22,441
Voya High Yield Portfolio - Institutional Class	42,443	109,565	(67,122)	663,828	22,947	640,881
Voya Large Cap Growth Portfolio - Institutional Class	51,164	181,958	(130,794)	44,025	211,906	(167,881)

	Year ended December 31					
	2020			2019		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust: (continued)						
Voya Large Cap Growth Portfolio - Service Class	2,679	16,316	(13,637)	2,673	19,102	(16,429)
Voya Large Cap Value Portfolio - Institutional Class	20,103	50,567	(30,464)	27,140	33,867	(6,727)
Voya Limited Maturity Bond Portfolio - Service Class	41,316	57,240	(15,924)	24,094	114,050	(89,956)
Voya U.S. Stock Index Portfolio - Institutional Class	11,290	14,849	(3,559)	9,914	9,669	245
VY® Clarion Global Real Estate Portfolio - Institutional Class	28,577	49,756	(21,179)	29,028	43,093	(14,065)
VY® Invesco Growth and Income Portfolio - Service 2 Class	844	3,127	(2,283)	991	6,229	(5,238)
VY® Invesco Growth and Income Portfolio - Service Class	17,205	42,347	(25,142)	15,721	58,817	(43,096)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	20,668	50,614	(29,946)	30,077	46,824	(16,747)
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	26,121	95,463	(69,342)	27,912	103,334	(75,422)
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	320,767	534,994	(214,227)	359,952	375,195	(15,243)
VY® T. Rowe Price Equity Income Portfolio - Institutional Class	22,879	26,648	(3,769)	23,865	63,732	(39,867)
VY® T. Rowe Price Equity Income Portfolio - Service Class	543	745	(202)	561	2,968	(2,407)
VY® T. Rowe Price International Stock Portfolio - Institutional Class	29,500	72,173	(42,673)	47,537	83,749	(36,212)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	4,065	2,261	1,804	—	95	(95)
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Service Class	1,421	11,677	(10,256)	2,344	5,242	(2,898)
Voya International High Dividend Low Volatility Portfolio - Initial Class	47,373	56,910	(9,537)	48,182	72,340	(24,158)
Voya International High Dividend Low Volatility Portfolio - Service Class	2,552	3,009	(457)	2,600	9,130	(6,530)
Voya Solution 2025 Portfolio - Initial Class	51,012	69,013	(18,001)	50,972	90,690	(39,718)
Voya Solution 2025 Portfolio - Service Class	688	454	234	1,988	33,933	(31,945)
Voya Solution 2035 Portfolio - Initial Class	38,118	60,186	(22,068)	50,348	53,480	(3,132)
Voya Solution 2035 Portfolio - Service Class	1,052	6,409	(5,357)	1,117	1,960	(843)
Voya Solution 2045 Portfolio - Initial Class	32,856	22,753	10,103	26,433	35,909	(9,476)
Voya Solution 2045 Portfolio - Service Class	—	5,036	(5,036)	—	10,371	(10,371)
Voya Solution Income Portfolio - Initial Class	6,343	61,063	(54,720)	16,341	51,953	(35,612)
Voya Solution Income Portfolio - Service Class	383	8,311	(7,928)	198	9,111	(8,913)
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	7,053	9,597	(2,544)	8,271	18,612	(10,341)
VY® American Century Small-Mid Cap Value Portfolio - Service Class	91	1,052	(961)	272	2,820	(2,548)
VY® Baron Growth Portfolio - Initial Class	7,843	17,524	(9,681)	9,484	17,720	(8,236)
VY® Baron Growth Portfolio - Service Class	200	885	(685)	263	1,650	(1,387)
VY® Columbia Contrarian Core Portfolio - Initial Class	7,800	14,143	(6,343)	6,949	10,267	(3,318)
VY® Columbia Contrarian Core Portfolio - Service Class	54	84	(30)	62	151	(89)
VY® Invesco Comstock Portfolio - Initial Class	12,652	27,833	(15,181)	16,532	30,919	(14,387)
VY® Invesco Comstock Portfolio - Service Class	182	1,221	(1,039)	181	1,919	(1,738)

| | Year ended December 31 | | | | | |
| | 2020 | | | 2019 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc.: (continued)						
VY® Invesco Equity and Income Portfolio - Initial Class	39,494	64,981	(25,487)	38,179	119,874	(81,695)
VY® Invesco Equity and Income Portfolio - Service Class	1,442	3,322	(1,880)	1,488	2,900	(1,412)
VY® Invesco Oppenheimer Global Portfolio - Initial Class	36,397	127,375	(90,978)	43,369	140,313	(96,944)
VY® Invesco Oppenheimer Global Portfolio - Service Class	1,352	7,967	(6,615)	1,709	8,503	(6,794)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	8,502	32,768	(24,266)	12,992	20,718	(7,726)
VY® JPMorgan Mid Cap Value Portfolio - Service Class	166	2,442	(2,276)	345	1,938	(1,593)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	38,856	208,395	(169,539)	54,375	210,011	(155,636)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	538	7,533	(6,995)	905	1,270	(365)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	20,583	39,063	(18,480)	22,732	26,749	(4,017)
VY® T. Rowe Price Growth Equity Portfolio - Service Class	1,419	2,760	(1,341)	782	3,616	(2,834)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	39,081	54,901	(15,820)	26,906	84,573	(57,667)
Voya Strategic Allocation Growth Portfolio - Class I	33,096	38,505	(5,409)	37,036	29,703	7,333
Voya Strategic Allocation Moderate Portfolio - Class I	39,721	84,300	(44,579)	67,405	67,109	296
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class I	11,716	25,010	(13,294)	9,273	33,039	(23,766)
Voya Variable Portfolios, Inc.:						
Voya Global High Dividend Low Volatility Portfolio - Class I	60,793	168,540	(107,747)	52,586	129,385	(76,799)
Voya Index Plus LargeCap Portfolio - Class I	13,610	23,907	(10,297)	12,101	23,042	(10,941)
Voya Index Plus MidCap Portfolio - Class I	17,105	33,189	(16,084)	16,140	30,675	(14,535)
Voya Index Plus SmallCap Portfolio - Class I	18,463	23,919	(5,456)	15,188	28,579	(13,391)
Voya International Index Portfolio - Class I	246	21	225	507	259	248
Voya International Index Portfolio - Class S	15,222	10,048	5,174	10,246	12,706	(2,460)
Voya Russell™ Large Cap Growth Index Portfolio - Class I	34,223	142,926	(108,703)	35,709	176,735	(141,026)
Voya Russell™ Large Cap Index Portfolio - Class I	28,676	45,899	(17,223)	9,409	42,805	(33,396)
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	7,114	15,986	(8,872)	8,798	15,842	(7,044)
Voya Small Company Portfolio - Class I	—	3,134	(3,134)		108	(108)
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	35,440	177,825	(142,385)	41,354	175,687	(134,333)
Voya SmallCap Opportunities Portfolio - Class I	10,075	31,314	(21,239)	11,155	35,238	(24,083)
Wanger Advisors Trust:						
Wanger Select	5,634	22,003	(16,369)	6,564	19,380	(12,816)
Wanger USA	9,977	27,631	(17,654)	11,353	13,625	(2,272)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ending December 31, 2020, 2019, 2018, 2017, and 2016, follows:

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I						
2020	10	$34.35	$353	0.58%	1.40%	18.24%
2019	12	$29.05	$339	0.30%	1.40%	24.73%
2018	14	$23.29	$318	0.29%	1.40%	-11.58%
2017	14	$26.34	$365	0.92%	1.40%	12.56%
2016	19	$23.40	$435	0.49%	1.40%	16.42%
Growth Fund - Class 2						
2020	784	$37.98	$29,794	0.29%	1.40%	50.00%
2019	828	$25.32	$20,961	0.76%	1.40%	28.92%
2018	870	$19.64	$17,080	0.46%	1.40%	-1.65%
2017	921	$19.96	$18,381	0.51%	1.40%	26.55%
2016	985	$15.78	$15,542	0.75%	1.40%	7.93%
Growth-Income Fund - Class 2						
2020	536	$24.64	$13,206	1.26%	1.40%	12.00%
2019	581	$22.00	$12,781	1.70%	1.40%	24.36%
2018	606	$17.69	$10,723	1.47%	1.40%	-3.17%
2017	662	$18.27	$12,094	1.40%	1.40%	20.67%
2016	704	$15.14	$10,658	1.45%	1.40%	10.03%
International Fund - Class 2						
2020	640	15.35	9,826	0.58%	1.40%	12.37%
2019	673	$13.66	$9,192	1.48%	1.40%	21.21%
2018	683	$11.27	$7,693	1.71%	1.40%	-14.36%
2017	737	$13.16	$9,700	1.30%	1.40%	30.30%
2016	748	$10.10	$7,559	1.38%	1.40%	2.12%

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)	
Fidelity® VIP Contrafund® Portfolio - Initial Class								
2020	962	$97.06		$93,363	0.24%	1.40%	28.74%	
2019	1,078	$75.39		$81,244	0.47%	1.40%	29.76%	
2018	1,190	$58.10		$69,165	0.74%	1.40%	-7.69%	
2017	1,306	$62.94		$82,177	1.00%	1.40%	20.18%	
2016	1,412	$52.37		$73,969	0.79%	1.40%	6.51%	
Fidelity® VIP Index 500 Portfolio - Initial Class								
2020	1,512	$70.61		$106,784	1.60%	1.40%	16.60%	
2019	1,651	$60.56		$100,010	1.99%	1.40%	29.51%	
2018	1,788	$46.76		$83,619	1.94%	1.40%	-5.82%	
2017	1,936	$49.65		$96,100	1.78%	1.40%	20.01%	
2016	2,097	$41.37		$86,732	1.43%	1.40%	10.32%	
Fidelity® VIP Government Money Market Portfolio - Initial Class								
2020	407	$12.55		$5,112	0.30%	1.40%	-1.10%	
2019	321	$9.81	to $12.69	$4,073	1.90%	1.40%	0.62%	to 0.63%
2018	394	$9.75	to $12.61	$4,961	1.57%	1.40%	0.21%	to 0.24%
2017	414	$9.73	to $12.58	$5,204	0.66%	1.40%	-0.79%	to -0.71%
2016	510	$9.80	to $12.68	$6,460	0.19%	1.40%	-1.21%	to -1.17%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class								
2020	556	$21.94		$12,205	2.25%	1.40%	7.87%	
2019	538	$20.34		$10,934	2.73%	1.40%	8.19%	
2018	553	$18.80		$10,396	2.40%	1.40%	-1.93%	
2017	591	$19.17		$11,324	2.36%	1.40%	2.73%	
2016	633	$18.66		$11,801	2.36%	1.40%	3.32%	
Fidelity® VIP Equity-Income Portfolio - Initial Class								
2020	557	$47.74		$26,603	1.61%	1.40%	5.20%	
2019	611	$45.38		$27,746	2.02%	1.40%	25.67%	
2018	675	$36.11		$24,357	2.25%	1.40%	-9.57%	
2017	768	$39.93		$30,647	1.65%	1.40%	11.32%	
2016	848	$35.87		$30,414	2.21%	1.40%	16.39%	

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
Franklin Small Cap Value VIP Fund - Class 2						
2020	160	$27.17	$4,354	1.29%	1.40%	3.74%
2019	183	$26.19	$4,800	1.07%	1.40%	24.60%
2018	198	$21.02	$4,154	0.96%	1.40%	-14.10%
2017	212	$24.47	$5,187	0.50%	1.40%	9.09%
2016	227	$22.43	$5,100	0.77%	1.40%	28.39%
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC						
2020	102	$19.62	$1,995	0.99%	1.40%	1.08%
2019	105	$19.41	$2,036	0.92%	1.40%	20.93%
2018	117	$16.05	$1,880	0.70%	1.40%	-16.23%
2017	125	$19.16	$2,393	0.60%	1.40%	5.33%
2016	132	$18.19	$2,393	0.51%	1.40%	14.76%
Neuberger Berman Advisers Management Trust® Sustainable Equity Portfolio - Class I Shares						
2020	118	$40.09	$4,728	0.56%	1.40%	17.91%
2019	123	$34.00	$4,192	0.41%	1.40%	24.13%
2018	131	$27.39	$3,577	0.50%	1.40%	-7.03%
2017	148	$29.46	$4,363	0.49%	1.40%	16.77%
2016	170	$25.23	$4,296	0.66%	1.40%	8.33%
PIMCO VIT Real Return Portfolio - Administrative Class						
2020	802	$16.64	$13,343	1.43%	1.40%	10.13%
2019	904	$15.11	$13,662	1.68%	1.40%	6.94%
2018	984	$14.13	$13,902	2.49%	1.40%	-3.55%
2017	1,043	$14.65	$15,280	2.33%	1.40%	2.23%
2016	1,075	$14.33	$15,413	2.30%	1.40%	3.69%
Pioneer High Yield VCT Portfolio - Class I						
2020	149	$20.79	$3,093	5.03%	1.40%	1.02%
2019	176	$20.58	$3,621	4.99%	1.40%	12.89%
2018	180	$18.23	$3,273	4.81%	1.40%	-4.65%
2017	181	$19.12	$3,469	4.64%	1.40%	5.75%
2016	184	$18.08	$3,325	4.92%	1.40%	12.65%

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
Voya Balanced Portfolio - Class I							
2020		28	$20.34	$560	2.22%	1.40%	9.35%
2019		28	$18.60	$519	2.45%	1.40%	17.42%
2018		29	$15.84	$459	2.41%	1.40%	-8.12%
2017		31	$17.24	$538	2.56%	1.40%	13.12%
2016		34	$15.24	$517	1.73%	1.40%	6.35%
Voya Intermediate Bond Portfolio - Class I							
2020		1,033	$16.55	$17,103	3.48%	1.40%	6.29%
2019		1,051	$15.57	$16,360	3.45%	1.40%	8.35%
2018		1,166	$14.37	$16,761	3.57%	1.40%	-1.98%
2017		1,267	$14.66	$18,564	3.35%	1.40%	3.60%
2016		1,377	$14.15	$19,483	2.40%	1.40%	2.91%
Voya Government Liquid Assets Portfolio - Class I							
2020		135	$9.84	$1,327	0.27%	1.40%	-1.11%
2019		163	$9.95	$1,621	1.86%	1.40%	0.51%
2018		140	$9.90	$1,389	1.54%	1.40%	0.20%
2017		148	$9.88	$1,465	0.64%	1.40%	-0.70%
2016		153	$9.95	$1,522	—	1.40%	-1.19%
Voya High Yield Portfolio - Institutional Class							
2020		574	$10.90	$6,254	5.24%	1.40%	4.51%
2019	8/23/2019	641	$10.43	$6,683	(d)	1.40%	(d)
2018		(d)	(d)	(d)	(d)	(d)	(d)
2017		(d)	(d)	(d)	(d)	(d)	(d)
2016		(d)	(d)	(d)	(d)	(d)	(d)
Voya Large Cap Growth Portfolio - Institutional Class							
2020		1,272	$37.66	$47,915	0.46%	1.40%	29.06%
2019		1,403	$29.18	$40,941	0.68%	1.40%	30.91%
2018		1,571	$22.29	$35,013	0.66%	1.40%	-2.83%
2017		1,767	$22.94	$40,552	0.64%	1.40%	27.94%
2016		1,885	$17.93	$33,797	0.55%	1.40%	2.52%

72

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
Voya Large Cap Growth Portfolio - Service Class						
2020	56	$36.70	$2,072	0.25%	1.40%	28.77%
2019	70	$28.50	$1,998	0.41%	1.40%	30.55%
2018	87	$21.83	$1,889	0.38%	1.40%	-3.11%
2017	102	$22.53	$2,300	0.41%	1.40%	27.65%
2016	116	$17.65	$2,045	0.09%	1.40%	2.26%
Voya Large Cap Value Portfolio - Institutional Class						
2020	219	$18.71	$4,102	1.99%	1.40%	4.76%
2019	250	$17.86	$4,458	2.18%	1.40%	23.43%
2018	256	$14.47	$3,711	2.07%	1.40%	-9.11%
2017	277	$15.92	$4,417	2.45%	1.40%	11.95%
2016	294	$14.22	$4,183	2.44%	1.40%	12.32%
Voya Limited Maturity Bond Portfolio - Service Class						
2020	333	$11.46	$3,816	1.96%	1.40%	1.78%
2019	349	$11.26	$3,929	1.51%	1.40%	2.55%
2018	439	$10.98	$4,817	1.47%	1.40%	-0.27%
2017	475	$11.01	$5,235	1.69%	1.40%	-0.27%
2016	482	$11.04	$5,317	1.24%	1.40%	-0.09%
Voya U.S. Stock Index Portfolio - Institutional Class						
2020	77	$33.55	$2,592	1.83%	1.40%	16.49%
2019	81	$28.80	$2,328	1.65%	1.40%	29.32%
2018	81	$22.27	$1,795	1.72%	1.40%	-5.99%
2017	91	$23.68	$2,163	1.79%	1.40%	19.83%
2016	91	$19.77	$1,802	2.14%	1.40%	10.08%
VY® Clarion Global Real Estate Portfolio - Institutional Class						
2020	312	$14.75	$4,600	5.35%	1.40%	-6.17%
2019	333	$15.72	$5,235	3.00%	1.40%	23.00%
2018	347	$12.78	$4,436	5.57%	1.40%	-9.81%
2017	366	$14.17	$5,189	3.74%	1.40%	9.25%
2016	378	$12.97	$4,904	1.39%	1.40%	-0.54%

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
VY® Invesco Growth and Income Portfolio - Service 2 Class							
2020		18	$23.86	$424	1.56%	1.40%	1.32%
2019		20	$23.55	$472	2.09%	1.40%	22.78%
2018		25	$19.18	$485	1.29%	1.40%	-14.91%
2017		27	$22.53	$604	1.81%	1.40%	12.14%
2016		29	$20.10	$590	0.82%	1.40%	18.10%
VY® Invesco Growth and Income Portfolio - Service Class							
2020		395	$24.64	$9,741	1.81%	1.40%	1.48%
2019		421	$24.28	$10,211	2.46%	1.40%	23.00%
2018		464	$19.74	$9,153	1.47%	1.40%	-14.80%
2017		498	$23.17	$11,547	1.98%	1.40%	12.31%
2016		527	$20.63	$10,868	2.15%	1.40%	18.22%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class							
2020		323	$38.65	$12,476	0.31%	1.40%	31.55%
2019		353	$29.38	$10,365	0.01%	1.40%	29.89%
2018		370	$22.62	$8,359	0.60%	1.40%	-17.92%
2017		388	$27.56	$10,706	0.49%	1.40%	41.02%
2016		399	$19.54	$7,802	1.21%	1.40%	11.34%
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class							
2020		611	$39.33	$24,045	—	1.40%	14.90%
2019		681	$34.23	$23,298	1.17%	1.40%	24.97%
2018		756	$27.39	$20,705	0.67%	1.40%	-11.59%
2017		836	$30.97	$25,906	0.68%	1.40%	14.28%
2016		912	$27.11	$24,737	0.74%	1.40%	20.22%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class							
2020		2,320	$36.66	$85,055	1.22%	1.40%	16.34%
2019		2,534	$31.51	$79,861	1.52%	1.40%	22.65%
2018		2,550	$25.69	$65,517	2.22%	1.40%	-0.93%
2017		2,548	$25.92	$66,048	1.27%	1.40%	13.53%
2016		2,400	$22.84	$54,814	1.38%	1.40%	6.53%

74

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
VY® T. Rowe Price Equity Income Portfolio - Institutional Class						
2020	268	$29.26	$7,850	4.75%	1.40%	-0.14%
2019	272	$29.30	$7,971	2.71%	1.40%	24.89%
2018	312	$23.46	$7,317	2.43%	1.40%	-10.36%
2017	336	$26.17	$8,789	2.34%	1.40%	14.83%
2016	349	$22.79	$7,954	2.52%	1.40%	17.47%
VY® T. Rowe Price Equity Income Portfolio - Service Class						
2020	16	$31.26	$485	3.47%	1.40%	-0.48%
2019	16	$31.41	$494	2.52%	1.40%	24.69%
2018	18	$25.19	$457	2.33%	1.40%	-10.61%
2017	17	$28.17	$488	1.96%	1.40%	14.65%
2016	20	$24.58	$502	2.02%	1.40%	17.10%
VY® T. Rowe Price International Stock Portfolio - Institutional Class						
2020	553	$23.59	$13,039	2.44%	1.40%	13.14%
2019	595	$20.85	$12,414	1.01%	1.40%	26.29%
2018	632	$16.51	$10,430	2.00%	1.40%	-15.20%
2017	690	$19.47	$13,430	1.39%	1.40%	26.43%
2016	751	$15.40	$11,557	1.69%	1.40%	0.79%
Voya Government Money Market Portfolio - Class I						
2020	5	$9.82	$45	—	1.40%	-1.11%
2019	3	$9.93	$28	3.57%	1.40%	0.51%
2018	3	$9.88	$28	—	1.40%	0.20%
2017	3	$9.86	$29	0.58%	1.40%	-0.80%
2016	3	$9.94	$31	0.08%	1.40%	-1.19%
Voya Global Bond Portfolio - Service Class						
2020	14	$15.26	$214	2.86%	1.40%	7.31%
2019	24	$14.22	$345	2.54%	1.40%	6.12%
2018	27	$13.40	$364	3.46%	1.40%	-3.53%
2017	28	$13.89	$388	2.49%	1.40%	7.76%
2016	24	$12.89	$307	1.57%	1.40%	4.63%

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
Voya International High Dividend Low Volatility Portfolio - Initial Class						
2,020	471	$10.60	$4,994	3.35%	1.40%	-2.12%
2,019	481	$10.83	$5,204	2.21%	1.40%	15.21%
2,018	505	$9.40	$4,747	2.22%	1.40%	-16.15%
2,017	542	$11.21	$6,080	2.01%	1.40%	20.67%
2,016	553	$9.29	$5,142	3.33%	1.40%	0.43%
Voya International High Dividend Low Volatility Portfolio - Service Class						
2,020	34	$10.26	$349	3.09%	1.40%	-2.29%
2,019	35	$10.50	$362	1.90%	1.40%	14.75%
2,018	41	$9.15	$375	1.85%	1.40%	-16.36%
2,017	45	$10.94	$490	1.74%	1.40%	20.35%
2,016	48	$9.09	$436	3.13%	1.40%	0.22%
Voya Solution 2025 Portfolio - Initial Class						
2020	395	$17.17	$6,776	2.11%	1.40%	12.30%
2019	413	$15.29	$6,311	2.58%	1.40%	16.72%
2018	453	$13.10	$5,929	2.27%	1.40%	-6.83%
2017	473	$14.06	$6,654	2.07%	1.40%	14.03%
2016	511	$12.33	$6,302	2.32%	1.40%	4.67%
Voya Solution 2025 Portfolio - Service Class						
2020	15	$20.50	$305	2.09%	1.40%	11.96%
2019	15	$18.31	$268	1.40%	1.40%	16.48%
2018	47	$15.72	$733	2.14%	1.40%	-7.04%
2017	51	$16.91	$855	2.23%	1.40%	13.64%
2016	77	$14.88	$1,139	2.05%	1.40%	4.42%
Voya Solution 2035 Portfolio - Initial Class						
2020	508	$18.23	$9,267	1.99%	1.40%	13.09%
2019	531	$16.12	$8,553	2.50%	1.40%	20.48%
2018	534	$13.38	$7,139	2.13%	1.40%	-9.35%
2017	516	$14.76	$7,611	1.87%	1.40%	18.17%
2016	478	$12.49	$5,974	2.39%	1.40%	4.96%

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
Voya Solution 2035 Portfolio - Service Class							
	2,020	23	$22.50	$517	1.48%	1.40%	12.90%
	2,019	28	$19.93	$565	2.29%	1.40%	20.21%
	2,018	29	$16.58	$484	1.89%	1.40%	-9.60%
	2,017	31	$18.34	$576	1.56%	1.40%	17.79%
	2,016	31	$15.57	$489	2.10%	1.40%	4.78%
Voya Solution 2045 Portfolio - Initial Class							
	2020	254	$18.65	$4,741	1.68%	1.40%	14.98%
	2019	244	$16.22	$3,960	2.27%	1.40%	22.51%
	2018	254	$13.24	$3,357	1.80%	1.40%	-11.32%
	2017	252	$14.93	$3,761	1.37%	1.40%	19.82%
	2016	241	$12.46	$3,005	1.80%	1.40%	5.15%
Voya Solution 2045 Portfolio - Service Class							
	2020	8	$23.69	$179	1.37%	1.40%	14.67%
	2019	13	$20.66	$260	2.16%	1.40%	22.18%
	2018	23	$16.91	$388	1.62%	1.40%	-11.47%
	2017	25	$19.10	$477	1.10%	1.40%	19.60%
	2016	25	$15.97	$398	1.56%	1.40%	4.86%
Voya Solution Income Portfolio - Initial Class							
	2020	200	$16.23	$3,249	2.69%	1.40%	10.63%
	2019	255	$14.67	$3,740	3.23%	1.40%	11.81%
	2018	291	$13.12	$3,812	2.62%	1.40%	-4.16%
	2017	379	$13.69	$5,183	2.50%	1.40%	8.14%
	2016	445	$12.66	$5,634	1.24%	1.40%	3.35%
Voya Solution Income Portfolio - Service Class							
	2020	29	$17.65	$515	2.17%	1.40%	10.38%
	2019	37	$15.99	$593	2.55%	1.40%	11.58%
	2018	46	$14.33	$660	1.76%	1.40%	-4.40%
	2017	77	$14.99	$1,159	2.19%	1.40%	7.76%
	2016	93	$13.91	$1,287	1.07%	1.40%	3.04%

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
VY® American Century Small-Mid Cap Value Portfolio - Initial Class						
2020	75	$51.28	$3,848	1.45%	1.40%	2.40%
2019	78	$50.08	$3,885	1.48%	1.40%	29.14%
2018	88	$38.78	$3,410	1.30%	1.40%	-15.35%
2017	94	$45.81	$4,291	1.24%	1.40%	9.91%
2016	93	$41.68	$3,896	1.60%	1.40%	22.66%
VY® American Century Small-Mid Cap Value Portfolio - Service Class						
2020	2	$31.76	$65	1.27%	1.40%	2.09%
2019	3	$31.11	$93	1.76%	1.40%	28.87%
2018	6	$24.14	$134	1.22%	1.40%	-15.56%
2017	7	$28.58	$194	0.95%	1.40%	9.58%
2016	9	$26.09	$235	1.34%	1.40%	22.37%
VY® Baron Growth Portfolio - Initial Class						
2020	113	$75.48	$8,500	—	1.40%	31.68%
2019	122	$57.32	$7,009	—	1.40%	37.06%
2018	131	$41.82	$5,459	—	1.40%	-3.06%
2017	143	$43.14	$6,150	0.97%	1.40%	26.73%
2016	161	$34.04	$5,477	—	1.40%	4.10%
VY® Baron Growth Portfolio - Service Class						
2020	6	$43.69	$280	—	1.40%	31.40%
2019	7	$33.25	$236	—	1.40%	36.61%
2018	8	$24.34	$207	—	1.40%	-3.26%
2017	8	$25.16	$201	0.76%	1.40%	26.43%
2016	8	$19.90	$158	—	1.40%	3.86%
VY® Columbia Contrarian Core Portfolio - Initial Class						
2020	81	$32.07	$2,612	0.08%	1.40%	20.11%
2,019	88	$26.70	$2,345	2.33%	1.40%	31.20%
2,018	91	$20.35	$1,855	1.15%	1.40%	-10.04%
2,017	103	$22.62	$2,329	1.15%	1.40%	20.26%
2,016	117	$18.81	$2,208	3.63%	1.40%	7.12%

78

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
VY® Columbia Contrarian Core Portfolio - Service Class						
2,020	3	$29.40	$92	—	1.40%	19.76%
2019	3	$24.55	$77	1.45%	1.40%	31.21%
2018	3	$18.71	$61	1.32%	1.40%	-10.26%
2017	4	$20.85	$91	0.89%	1.40%	19.90%
2016	6	$17.39	$96	3.90%	1.40%	6.88%
VY® Invesco Comstock Portfolio - Initial Class						
2020	172	$32.81	$5,656	2.32%	1.40%	-1.59%
2019	188	$33.34	$6,255	2.67%	1.40%	23.76%
2018	202	$26.94	$5,441	1.64%	1.40%	-13.38%
2017	218	$31.10	$6,771	1.41%	1.40%	16.31%
2016	240	$26.74	$6,419	2.67%	1.40%	16.46%
VY® Invesco Comstock Portfolio - Service Class						
2020	5	$21.86	$102	1.75%	1.40%	-1.89%
2019	6	$22.28	$127	2.30%	1.40%	23.50%
2018	7	$18.04	$134	1.39%	1.40%	-13.60%
2017	7	$20.88	$153	1.15%	1.40%	16.00%
2016	9	$18.00	$154	2.39%	1.40%	16.20%
VY® Invesco Equity and Income Portfolio - Initial Class						
2020	585	$24.73	$14,458	1.76%	1.40%	8.46%
2019	610	$22.80	$13,915	2.04%	1.40%	18.44%
2018	692	$19.25	$13,322	2.04%	1.40%	-10.76%
2017	740	$21.57	$15,959	2.19%	1.40%	9.38%
2016	785	$19.72	$15,490	2.01%	1.40%	13.66%
VY® Invesco Equity and Income Portfolio - Service Class						
2020	31	$23.54	$738	1.50%	1.40%	8.18%
2019	33	$21.76	$724	1.91%	1.40%	18.13%
2018	35	$18.42	$639	1.74%	1.40%	-10.97%
2017	41	$20.68	$852	1.65%	1.40%	9.12%
2016	45	$18.96	$862	1.84%	1.40%	13.40%

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)		
VY® Invesco Oppenheimer Global Portfolio - Initial Class										
2020	975	$50.07			$48,798	1.04%	1.40%	26.03%		
2019	1,066	$39.73			$42,342	0.50%	1.40%	29.96%		
2018	1,163	$30.57			$35,541	1.63%	1.40%	-14.42%		
2017	1,243	$35.72			$44,380	1.11%	1.40%	34.59%		
2016	1,345	$26.54			$35,692	1.18%	1.40%	-1.15%		
VY® Invesco Oppenheimer Global Portfolio - Service Class										
2020	18	$33.36			$611	0.94%	1.40%	25.65%		
2019	25	$26.55			$662	0.15%	1.40%	29.64%		
2018	32	$20.48			$650	1.41%	1.40%	-14.63%		
2017	32	$23.98			$766	0.95%	1.40%	34.25%		
2016	28	$17.87			$503	0.93%	1.40%	-1.38%		
VY® JPMorgan Mid Cap Value Portfolio - Initial Class										
2020	154	$44.41			$6,842	1.16%	1.40%	-0.85%		
2019	178	$44.79			$7,988	1.24%	1.40%	24.69%		
2018	186	$35.92			$6,683	1.38%	1.40%	-13.19%		
2017	207	$41.38			$8,569	0.86%	1.40%	12.48%		
2016	225	$36.79			$8,263	0.89%	1.40%	13.34%		
VY® JPMorgan Mid Cap Value Portfolio - Service Class										
2020	6	$28.22			$168	0.99%	1.40%	-1.09%		
2019	8	$28.53			$235	0.87%	1.40%	24.42%		
2018	10	$22.93			$225	1.12%	1.40%	-13.41%		
2017	12	$26.48			$311	0.58%	1.40%	12.16%		
2016	14	$23.61			$321	0.66%	1.40%	13.07%		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class										
2020	1,392	$46.35	to	$48.22	$67,146	0.09%	1.40%	30.01%		
2019	1,562	$35.65	to	$37.09	$57,935	0.30%	1.40%	35.27%	to	35.29%
2018	1,717	$26.35	to	$27.42	$47,090	0.19%	1.40%	-4.60%	to	-4.56%
2017	1,911	$27.62	to	$28.73	$54,906	0.62%	1.40%	23.04%	to	23.08%
2016	2,071	$22.44	to	$23.35	$48,344	0.31%	1.40%	5.94%	to	5.95%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class						
2020	16	$46.13	$744	0.13%	1.40%	29.62%
2019	23	$35.59	$823	0.28%	1.40%	34.96%
2018	23	$26.37	$619	—	1.40%	-4.80%
2017	25	$27.69	$703	0.46%	1.40%	22.73%
2016	31	$22.57	$706	0.05%	1.40%	5.71%
VY® T. Rowe Price Growth Equity Portfolio - Initial Class						
2020	216	$66.86	$14,422	—	1.40%	34.77%
2019	234	$49.61	$11,617	0.19%	1.40%	29.02%
2018	238	$38.45	$9,159	0.26%	1.40%	-2.49%
2017	244	$39.42	$9,619	0.06%	1.40%	31.74%
2016	244	$29.93	$7,301	—	1.40%	0.10%
VY® T. Rowe Price Growth Equity Portfolio - Service Class						
2020	21	$47.24	$971	—	1.40%	34.47%
2019	22	$35.13	$769	—	1.40%	28.63%
2018	25	$27.31	$675	—	1.40%	-2.71%
2017	23	$28.06	$637	—	1.40%	31.41%
2016	21	$21.36	$447	—	1.40%	-0.14%
Voya Strategic Allocation Conservative Portfolio - Class I						
2020	285	$22.08	$6,298	2.48%	1.40%	8.93%
2019	301	$20.27	$6,103	2.87%	1.40%	13.24%
2018	359	$17.90	$6,423	2.87%	1.40%	-5.39%
2017	386	$18.92	$7,305	2.52%	1.40%	8.99%
2016	363	$17.36	$6,308	2.97%	1.40%	4.26%
Voya Strategic Allocation Growth Portfolio - Class I						
2020	427	$28.79	$12,289	1.90%	1.40%	12.81%
2019	432	$25.52	$11,032	2.67%	1.40%	21.12%
2018	425	$21.07	$8,952	2.12%	1.40%	-9.61%
2017	444	$23.31	$10,357	1.73%	1.40%	16.26%
2016	440	$20.05	$8,813	2.60%	1.40%	5.47%

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
Voya Strategic Allocation Moderate Portfolio - Class I							
2020		657	$25.65	$16,843	2.16%	1.40%	11.18%
2019		701	$23.07	$16,181	2.74%	1.40%	17.58%
2018		701	$19.62	$13,753	2.35%	1.40%	-7.37%
2017		755	$21.18	$15,985	1.92%	1.40%	12.90%
2016		808	$18.76	$15,157	2.58%	1.40%	5.16%
Voya Growth and Income Portfolio - Class I							
2020		220	$31.25	$6,878	1.29%	1.40%	15.66%
2019		233	$27.02	$6,307	1.66%	1.40%	27.09%
2018		257	$21.26	$5,468	1.80%	1.40%	-5.80%
2017		293	$22.57	$6,613	1.83%	1.40%	18.66%
2016		317	$19.02	$6,032	1.95%	1.40%	8.25%
Voya Global High Dividend Low Volatility Portfolio - Class I							
2020		925	$12.57	$11,619	2.27%	1.40%	-2.18%
2019		1,032	$12.85	$13,266	2.86%	1.40%	19.98%
2018		1,109	$10.71	$11,879	5.41%	1.40%	-10.15%
2017		1,203	$11.92	$14,342	2.36%	1.40%	22.01%
2016		1,312	$9.77	$12,811	2.74%	1.40%	4.60%
Voya Index Plus LargeCap Portfolio - Class I							
2020		131	$40.44	$5,306	1.40%	1.40%	14.30%
2019		141	$35.38	$5,006	1.61%	1.40%	28.23%
2018		152	$27.59	$4,205	1.48%	1.40%	-8.13%
2017		139	$30.02	$4,186	1.58%	1.40%	22.92%
2016		157	$24.43	$3,835	1.66%	1.40%	8.77%
Voya Index Plus MidCap Portfolio - Class I							
2020		187	$40.96	$7,662	1.24%	1.40%	6.75%
2019		203	$38.37	$7,795	1.38%	1.40%	25.31%
2018		218	$30.62	$6,666	1.11%	1.40%	-15.53%
2017		233	$36.25	$8,463	1.32%	1.40%	11.99%
2016		248	$32.37	$8,038	0.99%	1.40%	16.52%

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
Voya Index Plus SmallCap Portfolio - Class I							
2020		133	$38.28	$5,080	0.96%	1.40%	3.94%
2019		138	$36.83	$5,089	1.07%	1.40%	20.12%
2018		152	$30.66	$4,648	0.94%	1.40%	-13.63%
2017		162	$35.50	$5,761	0.91%	1.40%	8.40%
2016		175	$32.75	$5,716	0.82%	1.40%	25.53%
Voya International Index Portfolio - Class I							
2020		2	$16.70	$41	2.63%	1.40%	6.44%
2019		2	$15.69	$35	3.28%	1.40%	19.77%
2018		2	$13.10	$26	3.51%	1.40%	-14.99%
2017		2	$15.41	$31	2.51%	1.40%	23.18%
2016		2	$12.51	$27	2.10%	1.40%	-0.56%
Voya International Index Portfolio - Class S							
2020		102	$16.51	$1,689	2.13%	1.40%	6.11%
2019		97	$15.56	$1,511	2.99%	1.40%	19.33%
2018		100	$13.04	$1,298	2.71%	1.40%	-15.05%
2017		93	$15.35	$1,431	2.23%	1.40%	22.80%
2016		86	$12.50	$1,077	2.76%	1.40%	-0.87%
Voya Russell™ Large Cap Growth Index Portfolio - Class I							
2020		1,210	$56.68	$68,598	0.56%	1.40%	36.55%
2019		1,319	$41.51	$54,752	0.98%	1.40%	33.95%
2018		1,460	$30.99	$45,246	1.12%	1.40%	-2.36%
2017		1,602	$31.74	$50,832	1.14%	1.40%	29.45%
2016		1,716	$24.52	$42,074	1.28%	1.40%	5.10%
Voya Russell™ Large Cap Index Portfolio - Class I							
2020		250	$42.86	$10,694	1.41%	1.40%	20.16%
2019		267	$35.67	$9,514	1.72%	1.40%	29.52%
2018		300	$27.54	$8,266	1.70%	1.40%	-4.80%
2017		319	$28.93	$9,225	1.65%	1.40%	20.84%
2016		345	$23.93	$8,265	1.86%	1.40%	9.37%

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
Voya Russell™ Mid Cap Growth Index Portfolio - Class S						
2020	57	$47.21	$2,706	0.16%	1.40%	32.65%
2019	66	$35.59	$2,355	0.60%	1.40%	32.65%
2018	73	$26.83	$1,965	0.38%	1.40%	-6.68%
2017	78	$28.75	$2,247	0.70%	1.40%	22.60%
2016	82	$23.44	$1,917	0.69%	1.40%	5.30%
Voya Small Company Portfolio - Class I						
2020	1	$33.30	$22	1.47%	1.40%	10.74%
2019	4	$30.07	$114	—	1.40%	24.46%
2018	4	$24.16	$94	0.96%	1.40%	-17.03%
2017	4	$29.12	$114	0.33%	1.40%	9.76%
2016	4	$26.53	$105	0.36%	1.40%	22.77%
Voya MidCap Opportunities Portfolio - Class I						
2020	1,265	$32.89 to $59.06	$41,614	0.11%	1.40%	39.19%
2019	1,408	$23.63 to $42.43	$33,265	0.28%	1.40%	27.52% to 27.53%
2018	1,542	$18.53 to $33.27	$28,571	—	1.40%	-8.77% to -8.76%
2017	1,717	$20.31 to $36.47	$34,871	0.14%	1.40%	23.32% to 23.33%
2016	1,731	$16.47 to $29.57	$28,513	—	1.40%	5.78% to 5.80%
Voya SmallCap Opportunities Portfolio - Class I						
2020	222	$78.42	$17,434	—	1.40%	24.59%
2019	244	$62.94	$15,329	—	1.40%	23.95%
2018	268	$50.78	$13,589	—	1.40%	-17.04%
2017	289	$61.21	$17,693	0.08%	1.40%	17.08%
2016	308	$52.28	$16,098	—	1.40%	11.83%
Wanger Select						
2020	101	$39.46	$3,972	0.68%	1.40%	24.91%
2019	117	$31.59	$3,698	0.09%	1.40%	27.48%
2018	130	$24.78	$3,218	0.19%	1.40%	-13.63%
2017	142	$28.69	$4,064	0.17%	1.40%	24.90%
2016	150	$22.97	$3,447	0.17%	1.40%	11.78%

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C]	Total Return[D] (lowest to highest)
Wanger USA							
2020		109	$43.54	$4,752	—	1.40%	22.51%
2019		127	$35.54	$4,507	0.27%	1.40%	29.28%
2018		129	$27.49	$3,548	0.11%	1.40%	-2.83%
2017		135	$28.29	$3,832	—	1.40%	17.92%
2016		147	$23.99	$3,530	—	1.40%	12.10%

(d) As investment Division had no investments until 2019 this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense risks, administrative, and other charges, as defined in the Charges and Fees note.

D Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

85

Report of Independent Auditors

The Board of Directors and Stockholder
ReliaStar Life Insurance Company

We have audited the accompanying statutory-basis financial statements of ReliaStar Life Insurance Company (the Company), which comprise the balance sheets as of December 31, 2020 and 2019, aand the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1 to the statutory-basis financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance, which is a basis of accounting other than U.S. generally accepted accounting principles. The effects on the financial statements of the variances between these statutory accounting practices and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of the Company at December 31, 2020 and 2019, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2020.

Opinion on Statutory-Basis of Accounting

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, on the basis of accounting described in Note 1.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 5, 2021

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

| | December 31 | |
	2020	2019
	(In Thousands)	
Admitted Assets		
Cash and invested assets:		
Bonds	$ 12,199,075	$ 12,133,711
Bonds - securities loaned and pledged	82,256	380,419
Mortgage loans	1,946,419	2,020,813
Contract loans	484,588	523,256
Cash and short term investments	392,244	224,835
Other invested assets	853,318	836,948
Subsidiaries	242,761	303,362
Securities lending collateral	21,594	336,624
Derivatives	17,274	22,759
Preferred stocks	73,875	80,899
Common stocks	20,880	21,094
Land and Real estate:		
Properties occupied by the Company	39,530	40,830
Properties held for sale	162	162
Total cash and invested assets	16,373,976	16,925,712
Deferred and uncollected premiums, less loading (2020-$(13,784); 2019-$(15,698))	(283,917)	(168,068)
Accrued investment income	136,284	144,692
Reinsurance balances recoverable	439,975	320,196
Federal income tax recoverable (including $0 and $12,622 on realized capital losses at December 31, 2020 and 2019, respectively)	—	11,078
Indebtedness from related parties	10,866	5,934
Net deferred tax asset	202,752	182,871
Other assets	130,179	76,116
Separate account assets	2,604,754	2,331,634
Total admitted assets	$ 19,614,869	$ 19,830,165

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31		
	2020		**2019**
	(In Thousands, except share amounts)		
Liabilities and Capital and Surplus			
Liabilities:			
Policy and contract liabilities:			
Life and annuity reserves	$	11,097,931	$	11,386,766
Accident and health reserves		66,904		82,859
Deposit type contracts		794,319		787,095
Policyholders' funds		1,834		2,052
Dividends payable		14,902		16,245
Policy and contract claims		520,612		207,806
Total policy and contract liabilities		12,496,502		12,482,823
Interest maintenance reserve		147,956		113,133
Accounts payable and accrued expenses		115,308		109,003
Reinsurance balances		2,068,598		2,416,590
Current federal income taxes payable (including $2,907 and $0 on realized capital losses at December 31, 2020 and 2019, respectively)		5,868		—
Indebtedness to related parties		41,193		46,165
Contingency reserve		—		405
Asset valuation reserve		188,414		223,368
Net transfers from separate accounts due or accrued		(2,955)		(7,295)
Derivatives		90,580		40,589
Payable for securities lending		21,594		336,624
Other liabilities		240,833		200,845
Separate account liabilities		2,604,754		2,331,634
Total liabilities		18,018,645		18,293,884
Capital and surplus:			
Common stock: authorized 25,000,000 shares of $1.25 par value; 2,000,000 shares issued and outstanding		2,500		2,500
Preferred capital stock		100		100
Special surplus funds		1,387		2,081
Surplus note		100,000		100,000
Paid-in and contributed surplus		497,410		497,410
Unassigned surplus		994,927		934,290
Preferred capital stock, held in treasury		(100)		(100)
Total capital and surplus		1,596,224		1,536,281
Total liabilities and capital and surplus	$	19,614,869	$	19,830,165

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Operations – Statutory Basis

	Year ended December 31		
	2020	2019	2018
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 1,124,486	$ 666,820	$ 1,122,540
Considerations for supplementary contracts with life contingencies	7,795	5,591	4,564
Net investment income	793,969	786,438	820,127
Amortization of interest maintenance reserve	(5,224)	(2,402)	(2,281)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	493,698	395,039	1,629,052
Other revenue	92,891	81,008	93,148
Total premiums and other revenues	2,507,615	1,932,494	3,667,150
Benefits paid or provided:			
Death benefits	478,539	419,907	540,273
Annuity benefits	50,868	52,222	65,761
Surrender benefits and withdrawals	684,495	902,382	1,006,545
Interest and adjustments on contract or deposit-type contract funds	10,422	5,044	72,657
Accident and health benefits	590,572	116,652	88,977
Other benefits	7,051	6,786	8,005
(Decrease) increase in life, annuity and accident and health reserves	(303,787)	(650,787)	659,875
Net transfers from separate accounts	(123,694)	(142,968)	(135,106)
Total benefits paid or provided	1,394,466	709,238	2,306,987
Insurance expenses and other deductions:			
Commissions	256,865	266,959	294,372
General expenses	398,447	380,625	334,567
Insurance taxes, licenses and fees	64,935	61,963	57,968
Other deductions	92,238	399,602	462,291
Total insurance expenses and other deductions	812,485	1,109,149	1,149,198
Gain from operations before policyholder dividends, federal income taxes and net realized capital gains (losses)	300,664	114,107	210,965
Dividends to policyholders	8,960	9,401	24,591
Gain from operations before federal income taxes and net realized capital gains (losses)	291,705	104,706	186,374
Federal income tax expense	42,668	62,132	86,359
Gain from operations before net realized capital gains (losses)	249,037	42,574	100,015
Net realized capital (losses) gains	(43,633)	(7,109)	621
Net income	$ 205,404	$ 35,465	$ 100,636

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

| | Year ended December 31 | | |
	2020	2019	2018
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,500	$ 2,500	$ 2,500
Preferred stock:			
Balance at beginning and end of year	100	100	100
Special surplus funds:			
Balance at beginning of year	2,081	2,773	3,466
Release of gain on sale/leaseback of home property from unassigned surplus	(694)	(692)	(693)
Balance at end of year	1,387	2,081	2,773
Surplus note:			
Balance at beginning and end of year	100,000	100,000	100,000
Paid-in and contributed surplus:			
Balance at beginning of year	497,410	857,410	857,410
Capital contributions returned - extraordinary distribution	—	(360,000)	—
Balance at end of year	497,410	497,410	857,410
Unassigned surplus:			
Balance at beginning of year	934,290	670,253	519,700
Net income	205,404	35,465	100,636
Change in net unrealized capital gains	(96,220)	29,857	30,373
Change in nonadmitted assets	(16,742)	27,720	23,050
Change in liability for reinsurance in unauthorized companies	69	1,635	462
Change in reserve due to change in valuation basis	1,003	—	(1,241)
Change in asset valuation reserve	34,954	(20,434)	(23,681)
Tax on change in valuation basis	75	—	—
Change in net deferred income tax	12,141	264	42,333
Deferred gain on reinsurance of existing business	—	267,613	40,322
Amortization of gain on reinsurance	(83,827)	(77,516)	(65,563)
Release of gain on sale/leaseback of home property to special surplus	694	692	693
Amortization of pension and other post-employment benefits	381	(1,259)	3,169
Separate Account valuation basis change	2,705	—	—
Balance at end of year	994,927	934,290	670,253
Preferred capital stock held in treasury balance at beginning and end of year	(100)	(100)	(100)
Total capital and surplus	$ 1,596,224	$ 1,536,281	$ 1,632,936

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

	Year ended December 31		
	2020	**2019**	**2018**
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 1,408,038	$ 617,860	$ 1,025,561
Net investment income received	918,136	853,212	874,498
Commissions and expenses paid	(909,268)	(860,350)	(772,487)
Benefits paid	(1,612,421)	(1,532,421)	(1,847,502)
Net transfers from separate accounts	130,238	144,295	141,907
Dividends paid to policyholders	(10,303)	(12,467)	(14,513)
Federal income taxes paid	(33,366)	(56,620)	(87,850)
Miscellaneous income	164,745	521,824	383,421
Net cash provided by (used in) operations	55,799	(324,667)	(296,965)
Investment Activities			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	1,791,492	2,167,352	2,169,339
Stocks	50,503	7,469	51
Mortgage loans	156,855	326,905	275,220
Real estate	600	1,655	17,389
Other invested assets	91,892	49,169	247,772
Net gains or (losses) on cash and short term investments	23	11	(10)
Miscellaneous proceeds	29,559	13,834	10,516
Total investment proceeds	2,120,924	2,566,395	2,720,277
Cost of investments acquired:			
Bonds	1,605,200	1,523,373	1,827,057
Stocks	44,933	27,206	21,864
Mortgage loans	83,599	191,226	268,714
Real estate	69	2,680	39,735
Other invested assets	114,705	142,467	355,410
Miscellaneous applications	18,939	29,113	12,807
Total cost of investments acquired	1,867,445	1,916,065	2,525,587
Net decrease (increase) in contract loans	38,675	29,598	(26,615)
Net cash provided by investment activities	292,154	679,928	168,075
Financing and Miscellaneous Activities			
Other cash (applied) provided:			
Capital and surplus paid-out	—	(360,000)	—
Net deposits (withdrawals) on deposit type contracts	7,224	(51,795)	157,243
Dividends paid to stockholder	—	—	—
Funds withheld under reinsurance treaty	(38,635)	(71,538)	(55,559)
Other cash (applied) provided	(149,133)	162,720	(74,513)
Net cash (used in) provided by financing and miscellaneous activities	(180,544)	(320,613)	27,172
Net increase (decrease) in cash and short term investments	167,409	34,648	(101,718)
Cash and short term investments:			
Beginning of year	224,835	190,187	291,905
End of year	$ 392,244	$ 224,835	$ 190,187

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

	Year ended December 31		
	2020	**2019**	**2018**
	(In Thousands)		
Note: Supplemental disclosures of cash flow information for non-cash transactions:			
Reinsurance on Venerable Transaction	$ —	$ —	$ 926,320

The accompanying notes are an integral part of these financial statements.

_____

(Dollar amounts in millions, unless otherwise stated)

1. Organization and Significant Accounting Policies

ReliaStar Life Insurance Company (the "Company") is domiciled in Minnesota and is a wholly owned subsidiary of Voya Holdings Inc. ("Voya Holdings"), a Connecticut holding and management company. Voya Holdings is a wholly owned subsidiary of Voya Financial, Inc., a publicly traded corporation with its common stock listed on the New York Stock Exchange, under the symbol "VOYA."

The Company has two wholly owned insurance subsidiaries, ReliaStar Life Insurance Company of New York ("RNY") and Roaring River, LLC ("RR").

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

On January 4, 2021, the Company's ultimate parent, Voya Financial, Inc., consummated a series of transactions (collectively, the "Individual Life Transaction") pursuant to a Master Transaction Agreement dated December 18, 2019 (the "Resolution MTA") with Resolution Life U.S. Holdings Inc. ("Resolution Life US"), pursuant to which Resolution Life US acquired all of the shares of the capital stock of Security Life of Denver Insurance Company ("SLD" and Security Life of Denver International Limited ("SLDI") as well as several subsidiaries of SLD and a subsidiary of SLDI. The Company reinsured to SLD a 100% quota share, of their respective in-scope individual life insurance and annuities business. The Company remains a subsidiary of Voya Financial, Inc. This transaction resulted in the disposition of substantially all of the Voya Financial, Inc.'s life insurance and legacy non-retirement annuity businesses and related assets. As of January 4, 2021, SLD and SLDI as well as several subsidiaries of SLD and one subsidiary of SLDI are no longer affiliates of the Company.

Description of Business

The Company is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. The Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, and Puerto Rico.

(Dollar amounts in millions, unless otherwise stated)

Use of Estimates

The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Recently Adopted Accounting Principles and Actuarial Guidelines

The Company prospectively adopted Valuation Manual 20: Requirements for Principle-Based Reserves for Life Products ("VM-20") effective January 1, 2020 for new sales of certain employee benefits life insurance policies, as required by the valuation manual.

Commissioners Annuity Reserve Valuation Method ("CARVM") for variable annuities is interpreted in Actuarial Guidance 43 ("AG43") which first became effective on December 31, 2009 for all variable annuity contracts issued on or after January 1, 1981. AG43 was subsequently incorporated in Valuation Manual 21: Requirements for Principle-Based Reserves for Variable Annuities ("VM-21"). VM-21, which was initially very similar to AG 43, is effective for all variable annuity contracts issued on or after January 1, 2017. AG43 was revised in 2019, effective January 1, 1020. As a result of the revisions, AG43 reserve guidance is essentially identical to the VM-21 reserve guidance as to its provisions, but still applies to the same respective eras of contracts. The Company adopted the revisions effective January 1, 2020. The 2020 revisions include provision for an optional phase-in. The Company has not elected the phase-in. The 2020 revisions include a new standard projection amount. Of the two options available for calculation of the standard projection amount, the company has elected the CTE with prescribed assumptions (CTEPA) method. The net impact of the revisions to surplus is an increase of $1.1 including the tax impact of the valuation basis change. The impact to the separate account change in valuation basis is $2.7.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce-Insurance Division, which practices differ from United States Generally Accepted Accounting Principles ("U.S. GAAP"). The more significant variances from U.S. GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on a designation assigned by the National Association of Insurance Commissioners ("NAIC").

(Dollar amounts in millions, unless otherwise stated)

The Company periodically reviews the value of its investments in bonds and mandatorily redeemable preferred stocks. If the fair value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- The Company's intent to sell the security prior to its maturity at an amount below its carrying value.
- The Company's intent and ability to hold the security long enough for it to recover its fair value.

Based on the analysis, the Company makes a judgment as to whether the decline in fair value is other–than-temporary. When an OTTI is recorded because there is intent to sell or the Company does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The interest related OTTI is deferred through the interest maintenance reserve ("IMR") and the non-interest related OTTI is included in the asset valuation reserve ("AVR") in the period that the OTTI is considered to have occurred as prescribed by the NAIC. Losses resulting from OTTI charges, net of transfers to IMR, are recorded within net realized capital gains (losses) in the statements of operations.

The Company invests in structured securities, including residential mortgage backed securities/ collateralized mortgage obligations ("CMO"), asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. Structured securities are reported at amortized cost or fair value based on a designation assigned by the NAIC. They are amortized using the interest method over the period which repayment of principal is expected to occur. For structured securities in unrealized loss positions, the Company determines whether it has the intent to sell or the intent and ability to hold the security for a period of time sufficient to recover the amortized cost. If the Company has the intent and ability to hold the security to recovery, the Company must compare the present value of the expected future cash flows for this security to its carrying value. If the present value of the expected future cash flows for the security is lower than its carrying value, the security is written down to its present value of the expected future cash flows.

Net realized gains and losses on disposed investments are reported in the statements of operations, net of federal income tax and transfers to the IMR.

Under U.S. GAAP, fixed maturities are designated at purchase as held to maturity, trading or available-for-sale, except for those accounted for using the fair value option ("FVO"). Held to maturity investments are reported at amortized cost and the remaining fixed maturity investments are reported at fair value. For those designated as trading, changes in fair value

(Dollar amounts in millions, unless otherwise stated)

are reported in the statements of operations. Available-for-sale securities are reported at fair value with changes in fair value reported as a separate component of other comprehensive income (loss) in shareholder's equity. Using the FVO, securities are reported at fair value with changes in fair value reported in the statements of operations.

When an intent impairment is determined, the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in net realized capital gains (losses) in the statements of operations as an impairment. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that a credit loss, the impairment is bifurcated into the amount representing the present value of the decrease in cash flows expected not to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in net realized capital gains (losses) in the statements of operations. The noncredit impairment is recorded in other comprehensive income (loss) in shareholder's equity.

Asset Valuation Reserve: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Interest Maintenance Reserve: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company reports the net deferral of IMR as a liability on the accompanying balance sheets. When the net deferral of IMR is negative, the amount is reported as a component of other assets and nonadmitted.

Cash and Short-term Investments: Cash and short term investments represent cash balances, demand deposits, and short term fixed maturity investments with initial maturities of one year or less at the date of acquisition.

Under U.S. GAAP, the corresponding caption of cash and cash equivalents includes cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.

Derivatives: The Company follows the hedge accounting guidance in SSAP No. 86, *Derivatives* ("SSAP No. 86") for derivative transactions. Under SSAP No. 86, derivatives that are deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet

(Dollar amounts in millions, unless otherwise stated)

the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract.

Under U.S. GAAP, the effective and ineffective portions of a cash flow hedge are accounted for separately. The effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in other net realized capital gains (losses). For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in other net realized capital gains (losses). An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is reported with the host contract on the balance sheets at fair value, and the change in fair value is recorded in income.

Mortgage Loans: Mortgage loans are reported at amortized cost, less write downs for impairments. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lesser of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains (losses).

Under U.S. GAAP, the Company reports mortgage loans at amortized cost, net of allowance for credit losses. Management estimates the credit loss allowance balance using a factor-based method of probability of default and loss given default which incorporates relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The change in the allowance for credit losses is recorded in net realized capital gains (losses) in the statements of operations. Loans are written off against the allowance when management believes the uncollectability of a loan balance is confirmed.

Deferred Income Taxes: Deferred tax assets and liabilities represent the future tax recoveries or obligations associated with the accumulation of temporary differences between the tax and financial statement bases of the Company's assets and liabilities. Deferred tax assets are provided for and admitted to an amount determined under a standard formula in accordance with SSAP No. 101, *Income Taxes* ("SSAP No. 101"). A valuation allowance is required if

_____

(Dollar amounts in millions, unless otherwise stated)

based on the available evidence; it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. This assessment is determined on a separate reporting entity basis.

After reduction for any valuation allowance, the Company follows the admissibility formula prescribed under SSAP No. 101. These provisions limit the amount of gross deferred tax assets that can be admitted to surplus to those for which ultimate recoverability can be demonstrated. This limitation is based on availability of taxes paid in prior years that could be recovered through carrybacks, the expected timing of reversals for accumulated temporary differences over the next three years to offset future taxes, surplus limits, and the amount of gross deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted.

SSAP No. 101 requires all changes in deferred tax balances to be included as surplus adjustments; under U.S. GAAP, however, most changes in deferred tax balances are recorded in the income statement (with the exception of certain items that are recorded through Other Comprehensive Income or directly to the equity section of the balance sheet) as a component of the total income tax provision.

U.S. GAAP also requires that deferred taxes be included for all jurisdictions that determine taxes based on income. Thus deferred state income taxes must be recorded under U.S. GAAP. SSAP No. 101, however, specifically prohibits establishing deferred state income tax assets and liabilities.

Investments in Real Estate: Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus. Properties held for sale are reported at the lower of depreciated cost or fair value, less encumbrances and estimated costs to sell the property. Any real estate not meeting the appraisal requirements established in SSAP No. 40R, _Real Estate Investments ("SSAP No. 40R")_, shall be nonadmitted until the required appraisals are obtained.

Under U.S. GAAP, property is carried at cost, less accumulated depreciation, and is reported gross of related obligations in other assets on the balance sheets.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred.

Under U.S. GAAP, incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities are capitalized. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. In addition, the outstanding value of in force business acquired is capitalized. For certain traditional life insurance, to the extent recoverable from future gross profits, acquisition costs are amortized over the premium payment period in proportion to the present value of expected gross premium. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized over the estimated lives of the contracts in relation to the emergence of estimated gross profits.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under U.S. GAAP, premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized as revenue when due. Amounts received for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges.

Benefits Paid or Provided: Benefits incurred for universal life and annuity policies represent the total of death benefits paid and the change in policy reserves.

Under U.S. GAAP, benefits and expenses for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium method and Commissioners' Reserve Valuation Method ("CRVM") using statutory rates for mortality and interest. Annuity policy and contract reserves under statutory accounting practices are calculated based upon the Commissioners' Annuity Reserve Valuation Method ("CARVM") using statutory rates for mortality and interest.

Under U. S. GAAP policy reserves for traditional products are based upon the net level premium method utilizing best estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the U.S. GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

_____

(Dollar amounts in millions, unless otherwise stated)

Reinsurance: Commissions allowed by reinsurers on business ceded are reported as income when received. Losses generated in certain reinsurance transactions are recognized immediately in income, with gains reported as a separate component of surplus and amortized over the remaining life of the business. For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus.

Under U.S. GAAP, ceded future policy benefits and contract owner liabilities are reported gross on the balance sheets. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the balance sheets and are stated net of allowances for credit losses, which are charged to earnings. Gains and losses on reinsurance, including commission and expense allowances, are deferred and amortized over the remaining life of the business.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed interest maintenance reserves, non-operating system software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. In addition, non-admitted assets include deferred tax assets that are not admissible under SSAP No. 101. See *Deferred Income Taxes* above.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited U.S. GAAP statements are not available, or expected to be available, are nonadmitted.

Under U.S. GAAP, the accounts and operations of the Company's wholly owned subsidiaries are consolidated. Intercompany transactions and balances are eliminated.

Policyholder Dividends: Policyholder dividends are recognized when declared.

Surplus Notes: Surplus notes issued are reported as a component of surplus on the balance sheets. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Minnesota Department of Commerce-Insurance Division.

Under U.S. GAAP, surplus notes are reported as long-term debt, and the related interest is reported as a change to earnings over the term of the notes.

Participation Fund Account: On January 3, 1989, the Minnesota Department of Commerce-Insurance Division approved a Plan of Conversion and Reorganization ("the Plan"), which provided, among other things, for the conversion of the Company from a combined stock and mutual life insurance company to a stock life insurance company.

_____

(Dollar amounts in millions, unless otherwise stated)

The Plan provided for the establishment of a Participation Fund Account ("PFA") for the benefit of certain participating individual life insurance policies and annuities issued by the Company prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets (approximately $39.7 and $45.7 as of December 31, 2020 and 2019, respectively) with respect to such policies are included in the Company's financial statements, but are segregated in the accounting records of the Company to assure the continuation of policyholder dividend practices.

Reconciliation to U.S. GAAP: The effects of the preceding variances from U.S. GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Certain reclassifications may be made to prior year amounts to maintain comparability of the years presented.

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the constant yield or yield to worst method.

The Company does not have any SVO-Identified investments as defined in SSAP No. 26R, _Bonds-Revised_.

Loan-backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the effective interest method and includes anticipated prepayments. The prospective adjustment method is used to determine the amortized cost for the majority of loan–backed and structured securities as well as securities that have experienced an OTTI. For certain securities, including Agency-backed securities, the retrospective adjustment method is used to determine amortized cost.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value and nonredeemable preferred stocks are reported at fair value or the lower of cost or fair value.

Common stocks are reported at fair value and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes. Federal Home Loan Bank ("FHLB") common stock is priced at par value.

(Dollar amounts in millions, unless otherwise stated)

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial cash and/or non-cash collateral is required at a rate of 102% of the market value of the loaned securities. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty's ability to return securities pledged where collateral is insufficient to cover the loss. Under the securities lending program, the Company also accepts non-cash collateral in the form of securities. The securities retained as collateral may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and Mortgage-Backed Securities pools.

Short term investments are reported at amortized cost which approximates fair value.

Partnership interests, which are included in other invested assets, are reported at the underlying audited U.S. GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Residual collateralized mortgage obligations, which are included in other invested assets on the balance sheet, are reported at amortized cost using the effective interest method.

Surplus notes acquired, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method. See Note 3 for additional information related to an affiliate surplus note.

Realized capital gains and losses are generally determined using the first in first out method.

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The unrealized gains and losses from derivatives not designated as accounting hedges are reported at fair value through surplus. Upon termination, interest related gains and losses on asset hedges are included in IMR and are amortized over the remaining lives of the derivatives; other gains and losses are added to the AVR.

(Dollar amounts in millions, unless otherwise stated)

The Company enters into the following derivatives:

Credit Contracts:

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in replication and non qualifying hedging relationships.

Equity Contracts:

Options: The Company may use equity options to hedge against an increase in various equity indices, and interest rate options to hedge against an increase in the interest rate benchmarking crediting strategies within Fixed Indexed Annuities ("FIA") contracts. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Foreign Exchange Contracts:

Currency forwards: The Company uses currency forward contracts to hedge currency exposure related to its invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships.

Interest Rate Contracts:

Futures: The Company uses interest rate futures contracts to hedge interest rate risks associated with the CMO-B portfolio. Changes in the general level of interest rates can result in the potential for adverse changes in the portfolio. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The

19

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2020

_____
(Dollar amounts in millions, unless otherwise stated)

Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non- qualifying hedging relationships.

Investments in Subsidiary: SSAP No. 97, _Investments in Subsidiary, Controlled and Affiliated Entities_ ("SSAP No. 97"), applies to the Company's subsidiaries, and controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's non-insurance subsidiaries are reported at the underlying audited U.S. GAAP equity amount adjusted to a limited statutory accounting basis as promulgated by the NAIC _Accounting Practices and Procedures Manual_. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited statements are not available or expected to be available are nonadmitted. Management regularly reviews its SCAs to determine if an OTTI has occurred. During this review, management makes a judgment as to whether it is probable that the reporting entity will be unable to recover the carrying amount of the investment or there is evidence indicating inability of the investee to sustain earnings.

Contract Loans: Contract loans are reported at unpaid principal balances but not in excess of the cash surrender value.

(Dollar amounts in millions, unless otherwise stated)

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.00% to 13.25% for 2020.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues. A reserve has been established of $97.1 and $102.1 for any surrender value promised in excess of the reserves as otherwise legally computed reserves at December 31, 2020 and 2019.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Minnesota Department of Commerce-Insurance Division, is $5.6 billion and $5.6 billion at December 31, 2020 and 2019, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $410.9 and $402.7 at December 31, 2020 and 2019, respectively.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54R, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group under Internal Revenue Code ("IRC") Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: one hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

(Dollar amounts in millions, unless otherwise stated)

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations. The Company establishes a receivable for amounts due from reinsurers for claims paid and other amounts recoverable under the terms of the reinsurance contracts.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset, not to exceed three years.

Participating Insurance: Participating business approximates less than 1% of the Company's life insurance in force and less than 2% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales.

Benefit Plans: The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31			
	2020		**2019**	
	(In Thousands)			
Deferred and uncollected premium	$	7,297	$	8,838
Reinsurance recoverable		18,546		—
Health care and other amounts receivable		517		934
Other - suspense and clearing		4,966		4,812
Total nonadmitted assets	$	31,326	$	14,584

(Dollar amounts in millions, unless otherwise stated)

Changes in nonadmitted assets are reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims and claims adjustment expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2020. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2020.

Guaranteed Benefits: For variable annuity guarantees, Valuation Manual 21 ("VM-21") is followed. This guideline interprets how to apply the NAIC Commissioners' Annuity Reserve Valuation Method to Variable Annuities. Both reinsurance and hedging are also reflected. Taxes are not incorporated. All assumptions for the Standard Project Amount are prescribed. Stochastic scenarios, are generated from a prescribed scenario generator ("VM-20"). All other assumptions are set by the actuary using prudent estimates except for prescribed asset defaults and spreads.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company. There are no product classification differences under U.S. GAAP.

2. **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Minnesota Department of Commerce-Insurance Division. The Minnesota Department of Commerce-Insurance Division recognizes only statutory accounting practices prescribed or permitted by the State of Minnesota for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Minnesota Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed practices by the State of Minnesota. The Minnesota Commissioner of Commerce has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Minnesota Department of Commerce-Insurance Division.

_____
(Dollar amounts in millions, unless otherwise stated)

On May 8, 2013, the Company, with the permission of the Minnesota Department of Commerce-Insurance Division, reallocated the gross paid-in and contributed surplus and the unassigned funds components of surplus, computed as of December 31, 2012, similar to the restatement of surplus that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization under SSAP No. 72, *Surplus and Quasi-Reorganizations* ("SSAP No. 72"). The reallocation resulted in a decrease to gross paid-in and contributed surplus and an increase in unassigned surplus of $618.7. This permitted practice had no impact on net income, total capital and surplus or risk-based capital.

For the years ended December 31, 2020, 2019, and 2018, the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3. Investments

Bonds and Equity Securities

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2020				
U.S. Treasury securities and obligations of U.S. government, corporations and agencies	$ 590,193	$ 171,212	$ 4	$ 761,401
States, municipalities, and political subdivisions	454,768	70,133	22	524,879
Foreign other (par value - $2,104,150)	2,098,885	312,428	3,136	2,408,177
Foreign government (par value - $265,134)	263,209	45,214	—	308,423
Corporate securities	6,372,899	1,431,450	4,689	7,799,660
Residential mortgage backed securities	1,157,340	148,521	8,269	1,297,592
Commercial mortgage backed securities	907,973	71,190	7,212	971,951
Other asset backed securities	436,063	21,175	2,870	454,368
Total bonds	12,281,330	2,271,323	26,202	14,526,451
Preferred stocks	73,875	20,318	—	94,193
Common stocks	16,273	4,607	—	20,880
Total equity securities	90,148	24,925	—	115,073
Total	$ 12,371,478	$ 2,296,248	$ 26,202	$ 14,641,524
At December 31, 2019				
U.S. Treasury securities and obligations of U.S. government, corporations and agencies	$ 599,559	$ 95,793	$ 10	$ 695,342
States, municipalities, and political subdivisions	463,008	39,156	72	502,092
Foreign other (par value - $2,210,480)	2,219,459	203,148	3,132	2,419,475
Foreign government (par value - $278,772)	277,296	30,346	—	307,642
Corporate securities	6,529,946	895,092	7,318	7,417,720
Residential mortgage backed securities	1,187,919	129,473	6,284	1,311,108
Commercial mortgage backed securities	772,444	44,100	1,037	815,507
Other asset backed securities	464,499	12,856	4,409	472,946
Total bonds	12,514,130	1,449,964	22,262	13,941,832
Preferred stocks	80,899	11,804	—	92,703
Common stocks	17,521	3,573	—	21,094
Total equity securities	98,420	15,377	—	113,797
Total	$ 12,612,550	$ 1,465,341	$ 22,262	$ 14,055,629

(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of debt securities with unrealized losses and the time period that amortized cost exceeded fair value are as follows:

	Less than 6 Months Below Cost		More than 6 Months and Less than 12 Months Below Cost		More than 12 Months Below Cost		Total	
			(In Thousands)					
At December 31, 2020								
Fair value	$	252,592	$	343,124	$	159,659	$	755,375
Unrealized loss		7,033		13,481		5,687		26,201
At December 31, 2019								
Fair value	$	423,250	$	74,136	$	317,303	$	814,689
Unrealized loss		6,153		1,479		14,631		22,263

The amortized cost and fair value of investments in bonds at December 31, 2020, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		Fair Value	
	(In Thousands)			
Maturity:				
Due in 1 year or less	$	365,935	$	372,351
Due after 1 year through 5 years		1,359,020		1,467,832
Due after 5 years through 10 years		1,859,080		2,131,601
Due after 10 years		6,195,920		7,830,757
		9,779,955		11,802,541
Residential mortgage-backed securities		1,157,340		1,297,592
Commercial mortgage-backed securities		907,973		971,950
Other asset-backed securities		436,063		454,368
Total	$	12,281,331	$	14,526,451

While the Company actively invests in and continues to manage a portfolio of such exposures in the form of securitized investments, the Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A mortgages to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but for which loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

(Dollar amounts in millions, unless otherwise stated)

Pre-2008 vintage subprime and Alt-A mortgage collateral continues to reflect a housing market entrenched in recovery. While collateral losses continue to be realized, the pace and magnitude at which losses are being realized are steadily decreasing. Serious delinquencies and other measures of performance, like prepayments and loan defaults, have also displayed sustained periods of improvement. Reflecting these fundamental improvements, related bond prices and sector liquidity have increased substantially since the credit crisis. More broadly, home prices have moved steadily higher, further supporting bond payment performance. Year-over-year home price measures, while at a lower magnitude than experienced in the years following the trough in home prices, have stabilized at sustainable levels, when measured on a nationwide basis. While certain geographies began to show signs of slowing in the fourth quarter, this backdrop overall remains supportive of continued improvement in overall borrower payment behavior. In managing our risk exposure to subprime and Alt-A mortgages, we take into account collateral performance and structural characteristics associated with our various positions.

The following table summarizes the Company's exposure to subprime mortgage backed securities and Alt-A mortgage backed securities through other investments:

	Actual Cost		Book/Adjusted Carrying Value (excluding interest)		Fair Value		Other Than Temporary Impairment Losses Recognized	
			(In Thousands)					
December 31, 2020								
Residential mortgage-backed securities	$	80,903	$	77,451	$	88,234	$	334
Structured securities		13,875		13,580		15,310		1
Total	$	94,778	$	91,031	$	103,544	$	335
December 31, 2019								
Residential mortgage-backed securities	$	92,008	$	88,135	$	103,293	$	92
Structured securities		16,331		16,429		18,398		—
Total	$	108,339	$	104,564	$	121,691	$	92
December 31, 2018								
Residential mortgage-backed securities	$	101,533	$	98,069	$	111,908	$	169
Structured securities		23,422		23,784		25,974		—
Total	$	124,955	$	121,853	$	137,882	$	169

The Company did not have underwriting exposure to subprime mortgage risk through investments in subprime mortgage loans, mortgage guaranty or financial guaranty insurance coverage as of December 31, 2020 or 2019.

(Dollar amounts in millions, unless otherwise stated)

The following table shows prepayment penalty and acceleration fees at December 31, 2020, 2019, and 2018:

	General Account		Separate Account	
	(In Thousands)			
2020				
Number of CUSIPs		75		—
Aggregate Amount of Investment Income	$	10,941	$	—
2019				
Number of CUSIPs		89		—
Aggregate Amount of Investment Income	$	8,697	$	—
2018				
Number of CUSIPs		73		—
Aggregate Amount of Investment Income	$	8,612	$	—

The following table shows 5GI securities at December 31, 2020 and 2019:

Investment	Number of 5* Securities		Aggregate BACV		Aggregate Fair Value	
	(In Thousands)					
	2020	**2019**	**2020**	**2019**	**2020**	**2019**
Bonds - AC	13	13	$ 167	$ 164	$ 190	$ 176
LB&SS- AC	18	18	3,289	6,298	9,734	8,796
Preferred Stock-AC	—	—	—	—	—	—
Preferred Stock- FV	—	—	—	—	—	—
Total	31	31	$ 3,455	$ 6,462	$ 9,924	$ 8,972

AC- Amortized Cost FV- Fair Value LB- Loan-backed Securities SS- Structured Securities

Mortgage Loans and Real Estate

All mortgage loans are evaluated by seasoned underwriters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system. The Company's mortgage loans on real estate are all commercial mortgage loans, held for investment.

The maximum and minimum lending rates for long-term mortgage loans acquired or made during 2020 were 5.5% and 3.0%.

There were no taxes, assessments or any amounts advanced and not included in the mortgage loan total as of December 31, 2020 and 2019.

_____

(Dollar amounts in millions, unless otherwise stated)

Property insurance is required on all collateral securing commercial real estate mortgage loans. Generally the coverage is "all risk" at a level equal to the replacement cost of the improvements. Additional coverage may be required to cover flood, windstorm and other risks associated with collateral type, use and location.

During 2020, the maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 78.1% on commercial properties.

The following table shows an age analysis of mortgage loans by type and mortgage loans in which the insurer is a participant or co-lender in a mortgage loan agreement as of December 31, 2020 and 2019:

(Dollar amounts in millions, unless otherwise stated)

	Farm	Residential		Commercial		Mezzanine	Total
		Insured	All Other	Insured	All Other		
				(In Thousands)			
December 31, 2020							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$ 1,944,417	$ —	$ 1,944,417
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	2,001	—	2,001
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—	—	—	—	—	—	—
Participant or Co-lender in a Mortgage Loan Agreement							
Recorded Investment	$ —	$ —	$ —	$ —	$ 1,902,081	$ —	$ 1,902,081
December 31, 2019							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$ 2,020,813	$ —	$ 2,020,813
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	—	—	—
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	$—	$—	$—	$—	$—	$—	$ —
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—	—	—	—	—	—	—
Participant or Co-lender in a Mortgage Loan Agreement							
Recorded Investment	$ —	$ —	$ —	$ —	$ 1,765,739	$ —	$ 1,765,739

(Dollar amounts in millions, unless otherwise stated)

The Company had no investments in impaired mortgage loans with or without an allowance for credit losses or in any impaired loans subject to a participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loan as of December 31, 2020 and 2019.

The following table shows investments in impaired mortgage loans held by the Company and the related average recorded investment, the interest income recognized and the investments on nonaccrual status pursuant to SSAP No. 34, *Investment Income Due and Accrued* as of December 31, 2020, 2019 and 2018:

	Farm	Residential Insured	Residential All Other	Commercial Insured	Commercial All Other	Mezzanine	Total
				(In Thousands)			
December 31, 2020							
Average recorded investment	$ —	$ —	$ —	$ —	$ 20,875	$ —	$ 20,875
Interest income recognized	—	—	—	—	771	—	771
Recorded Investments on nonaccrual status	—	—	—	—	2,001	—	2,001
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	777	—	777
December 31, 2019							
Average recorded investment	$ —	$ —	$ —	$ —	$ 1,161	$ —	$ 1,161
Interest income recognized	—	—	—	—	58	—	58
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	65	—	65
December 31, 2018							
Average recorded investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest income recognized	—	—	—	—	—	—	—
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	—	—	—

The Company recognizes interest income on its impaired loans upon receipt.

(Dollar amounts in millions, unless otherwise stated)

The Company has no allowances for credit losses as of December 31, 2020 and 2019.

The Company had no mortgage loans derecognized as a result of foreclosure as of December 31, 2020.

The following table shows mortgage loans derecognized as a result of foreclosure as of December 31, 2019 :

	2019
Aggregate amount of mortgage loans derecognized	$ 1,185
Real estate collateral recognized	—
Other collateral recognized	1,185
Receivables recognized from a government guarantee of the foreclosed mortgage loan	—

In connection with the closing of the Transaction, the Company purchased certain real property used as Voya Financial, Inc. Atlanta Campus from its then affiliate, VIAC. The cost of the property at time of acquisition was $39.7. As of December 31, 2018, the property is classified as Properties occupied by the company in accordance with SSAP No. 40R.

The Company owned a portion of land (1.47 acres) of a whole block (4.28 acres) located at 680 West Peachtree Street in Midtown Atlanta. It was part of a block bounded by Spring Street, Ponce de Leon, West Peachtree Street and Third Street consisting of three other owners of land. Cousins Properties executed a Purchase and Sale Agreement with the owners of the whole block (4.28 acres). On November 13, 2018, the Company sold its portion of the block (1.47 acres) to Cousins 3WPL and LLC, a Georgia Limited Liability Company. The Company received $17.4 net of closing costs. The Company recognized a gain of $12.4. An additional amount of $1.6 was received and recognized as a gain in 2019 as a result of this sale.

The Company owned 2.102 acres located at 5780 Powers Ferry Road in Sandy Springs, Georgia. The Company was contacted by The Georgia Department of Transportation (GDOT) in September 2018 requesting a Permanent Easement and Right of Way for the upcoming widening of an exit ramp on Interstate 285. The Company engaged a local land planner to provide guidance on the potential use of the entire parcel (2.102 acres). The City of Sandy Springs had changed the zoning classification of the land to include the development of town homes. Based on the change in zoning, the land planner determined that 12 town homes could be developed on the parcel and a local appraiser (CBRE) subsequently provided a land value of $0.6 for such a development. In November 2019, the Company replied to GDOT's proposal by offering the entire 2.102 acre parcel for $0.6. On June 17, 2020 GDOT confirmed that they would accept the $0.6 offer. On October 9, 2020, the Company sold the entire parcel to GDOT. The Company recognized a gain of $0.3.

(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains and Losses

Realized capital (losses) gains are reported net of federal income taxes and amounts transferred to the IMR are as follows:

	December 31		
	2020	**2019**	**2018**
	(In Thousands)		
Realized capital (losses)	$ (55)	$ (10,080)	$ (6,614)
Amount transferred to IMR (net of related taxes of			
$9,532 in 2020, $196 in 2019 and $(2,077) in 2018)	(35,860)	(736)	7,815
Federal income tax (expense) benefit	(7,718)	3,707	(580)
Net realized capital (losses) gains	$ (43,633)	$ (7,109)	$ 621

Realized capital (losses)gains include losses of $64.1, $18.0 and $14.7 related to securities that have experienced an other than temporary decline in value during 2020, 2019 and 2018, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $1.2 billion, $1.4 billion and $1.5 billion in 2020, 2019 and 2018, respectively. Gross gains of $89.3, $52.0 and $28.4 and gross losses of $25.6, $20.9 and $32.7 during 2020, 2019 and 2018, respectively, were realized on those sales. A portion of the gains and losses realized in 2020, 2019 and 2018 has been deferred to future periods in the IMR.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, *Loan-backed and Structured Securities* ("SSAP No. 43R") due to intent to sell or inability or lack of intent to hold to recovery in 2020:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 9,782	$ 1,643	$ —	$ 8,139
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total first quarter	$ 9,782	$ 1,643	$ —	$ 8,139
Second quarter:				
Aggregate intent to sell	$ 108,926	$ 9,894	$ —	$ 99,032
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ 108,926	$ 9,894	$ —	$ 99,032
Third quarter:				
Aggregate intent to sell	$ 60,639	$ 1,426	$ —	$ 59,213
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total third quarter	$ 60,639	$ 1,426	$ —	$ 59,213
Fourth quarter:				
Aggregate intent to sell	$ 32,104	$ 624	$ —	$ 31,480
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ 32,104	$ 624	$ —	$ 31,480
Total	N/A	$ 13,587	$ —	N/A

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in aggregate the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R due to intent to sell or inability or lack of intent to hold to recovery in 2019:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 267	$ 44	$ —	$ 223
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total first quarter	$ 267	$ 44	$ —	$ 223
Second quarter:				
Aggregate intent to sell	$ 6,821	$ 1,559	$ —	$ 5,262
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ 6,821	$ 1,559	$ —	$ 5,262
Third quarter:				
Aggregate intent to sell	$ 20,691	$ 163	$ —	$ 20,528
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total third quarter	$ 20,691	$ 163	$ —	$ 20,528
Fourth quarter:				
Aggregate intent to sell	$ 60,304	$ 1,529	$ —	$ 58,775
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ 60,304	$ 1,529	$ —	$ 58,775
Total	N/A	$ 3,295	$ —	N/A

35

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in aggregate the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R due to intent to sell or inability or lack of intent to hold to recovery in 2018.

	Amortized Cost Basis Before OTTI	Other-than-Temporary Impairments		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 1,685	$ 374	$ —	$ 1,311
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total first quarter	$ 1,685	$ 374	$ —	$ 1,311
Second quarter:				
Aggregate intent to sell	$ 654	$ 85	$ —	$ 569
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ 654	$ 85	$ —	$ 569
Third quarter:				
Aggregate intent to sell	$ 7,040	$ 1,650	$ —	$ 5,390
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total third quarter	$ 7,040	$ 1,650	$ —	$ 5,390
Fourth quarter:				
Aggregate intent to sell	$ 10,495	$ 2,532	$ —	$ 7,963
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ 10,495	$ 2,532	$ —	$ 7,963
Total	N/A	$ 4,641	$ —	N/A

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in detail the OTTI's due to present value of cash flows being less than amortized cost recognized by the Company in accordance with structured securities subject to SSAP No. 43R, exclusive of intent impairments, in 2020:

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than-Temporary Impairment	Amortized Cost After Other-Than-Temporary Impairment	Fair Value at Time of OTTI
			(In Thousands)		
12667GTM5	$ 156	$ 156	$ —	$ 156	$ 140
12669GUL3	127	106	21	106	99
17307GE87	875	853	23	853	819
225458PN2	330	325	5	325	301
362341FQ7	1,636	1,629	7	1,629	1,437
362341XE4	720	710	10	710	709
36242DT52	2,629	2,544	85	2,544	2,207
46627MBY2	2,925	2,895	30	2,895	2,589
57643MMM3	166	146	20	146	146
75116CAA4	182	176	6	176	158
761118JH2	220	213	7	213	213
761118VY1	99	94	5	94	92
92913BAL2	111	47	65	47	47
94983JAC6	418	410	8	410	394
05948KN70	363	361	2	361	361
12667GTM5	148	148	1	148	140
12669EEH5	152	53	99	53	53
12669GJB8	89	87	2	87	82
225458PN2	313	308	5	308	303
46627MBY2	2,769	2,708	61	2,708	2,698
92915KAC0	425	220	205	220	220
92915XAE8	1,149	605	544	605	605
92916NAB5	996	450	546	450	450
92916PAC8	442	237	205	237	237
92916UAB9	428	245	182	245	245
92916YAE5	347	171	176	171	171
92917TAE5	547	342	206	342	342
12667GTM5	140	134	6	134	134
12669EEH5	74	52	22	52	52
12669GJB8	83	79	4	79	79
225458PN2	299	295	4	295	295
36242DT52	2,390	2,299	92	2,299	2,231
59020UDN2	66	63	3	63	63
93935EAC8	162	162	—	162	158
12667GTM5	125	125	—	125	125
12669EEH5	150	52	98	52	52
2254582D9	192	180	12	180	180

(Dollar amounts in millions, unless otherwise stated)

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than-Temporary Impairment	Amortized Cost After Other-Than-Temporary Impairment	Fair Value at Time of OTTI
			(In Thousands)		
225458PN2	280	279	1	279	280
3623417S2	2,227	2,218	8	2,218	2,218
36242DT52	2,241	2,237	4	2,237	2,191
			$ 2,780		

Securities with no amount disclosed represents an OTTI of less than $1.

The total amount of OTTI's recognized by the Company arising from the present value of expected cash flows being less than the amortized cost of structured securities subject to SSAP No. 43R was $2.8, $0.3 and $0.3 in 2020, 2019 and 2018, respectively.

The following table discloses, in the aggregate, all structured securities in an unrealized loss position for which an OTTI has not been recognized in accordance with the requirements of SSAP No. 43R. This includes securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains:

	December 31, 2020	
	Aggregate Amount of Unrealized Losses	Aggregate Fair Value of Securities with Unrealized Losses
	(In Thousands)	
Less than 12 months	$ 13,342	$ 412,784
Greater than 12 months	5,009	144,599
Total	$ 18,351	$ 557,383

	December 31, 2019	
	Aggregate Amount of Unrealized Losses	Aggregate Fair Value of Securities with Unrealized Losses
	(In Thousands)	
Less than 12 months	$ 6,694	$ 432,758
Greater than 12 months	5,036	166,405
Total	$ 11,730	$ 599,163

Impairments on joint venture, partnerships and limited liability company holdings are taken when the market value is less than 90% of book value, and it is determined that the decline below book value is not recoverable. The fair value of these investments is based upon the Company's overall proportional ownership interest in the underlying partnership. The

(Dollar amounts in millions, unless otherwise stated)

investment and the amount of the impairments for the years ended December 31, 2020, 2019 and 2018 are as follows:

Description	2020	2019	2018
		Year ended December 31	
		(In Thousands)	
ABRY PARTNERS VII LP	$ —	$ 119	$ —
AEOLUS PROP CATA KEYSTONE PF FUND	5	—	—
AMERICAN SECURITIES PARTNERS VIII LP	101	17	—
APOLLO HYBRID VALUE FUND LP	—	2	—
APOLLO INVESTMENT FUND IX LP	—	33	—
BERKSHIRE FUND IX LP	—	616	—
BLACKSTONE EQ MANAGED ACCT PORT LP	120	—	—
BLACKSTONE GRP FUND	—	—	353
BOSTON MILLENNIA FUND II, LP PRVT	—	—	111
CARLYLE REALTY PARTNERS VIII LP	—	49	—
CERBERUS RM FUND	31	—	—
CHAMBERS ENERGY CAPITAL III	1,962	198	—
CHARLESBANK CAP PTNS IX LP	—	24	—
CHARLESBANK CAP PTNS IX OVERAGE PR	—	5	—
CLARION CAPITAL PARTNERS III	—	25	—
CORVEX PARTNERS LP	—	629	—
CVC CREDIT PARTNERS EURO MID MARKET	479	—	—
DYAL CAPITAL PARTNERS IV	90	29	—
EAST LODDGE EUROPEAN ABS FUND	215	—	—
ENCAP ENERGY CAPITAL FUND XI LP	—	75	—
ENERGY CAPITAL PARTNERS, LP PRVT	31	129	1,845
EQT INFRASTRUCTURE IV	—	36	—
ESG CROSS BORDER EQUITY FUND LP	—	—	1,251
FS EQUITY PARTNERS VIII LP	—	20	—
FUNDAMENTAL PARTNERS L.P. PRVT	—	—	517
GCG INVESTORS IV LP	—	100	—
GENERAL ATLANTIC INV PTNS 2019	43	—	—
GENSTAR CAPITAL PARTNERS IX	—	9	—
HARVEST PARTNERS VII LP	342	—	—
J. W. CHILDS EQUITY PARTNERS II, L PRVT	—	—	49
KAYNE SENIOR CREDIT FUND III	199	20	—
KAYNE SENIOR CREDIT FUND IV	183	—	—
KINDERHOOK CAPITAL FUND V-B	282	—	—
KKR GLOBAL INFRASTRUCR INVEST III	—	21	—
MACHINE ZONE COMMON STOCK	1,022	205	—
MACHINE ZONE SERIES D	1,692	322	—
MARANON SR CREDIT STRATEGIES FND V	250	77	—

(Dollar amounts in millions, unless otherwise stated)

	Year ended December 31		
Description	2020	2019	2018
	(In Thousands)		
OAKTREE REDF II FUND	235	—	—
PEAK ROCK CAP CREDIT FUND II	—	15	—
POMONA VOYA HOLDINGS II LP	—	148	—
QUAD-C PARTNERS IX	1	—	—
QUANTUM ENERGY PARTNERS VII	433	—	—
SILVER OAK SVS PARTNERS III LP	484	254	—
SHELTER GROWTH OPPOR FUND LTD	846	—	—
SOLOUS LLC	2,090	—	—
TAILWIND CAPITAL PARTNERS III LP	—	33	—
THOMA BRAVO FUND XIII	—	9	—
TRICADIA CS	—	—	30
VISIUM BALANCED FUND	—	29	8
VISTA EQUITY PARTNERS FUND VII LP	—	27	—
Total	$ 11,136	$ 3,275	$ 4,164

Investment Income

Major categories of net investment income are summarized as follows:

	Year ended December 31		
	2020	2019	2018
	(In Thousands)		
Income:			
Equity securities	$ 5,895	$ 4,687	$ 4,127
Bonds	615,438	633,372	642,790
Mortgage loans	87,124	101,997	103,293
Derivatives	1,234	6,762	10,339
Contract loans	25,284	25,123	28,906
Real estate	7,044	7,032	5,862
Other	99,032	58,427	71,086
Total investment income	841,051	837,400	866,403
Investment expenses	(47,082)	(50,962)	(46,276)
Net investment income	$ 793,969	$ 786,438	$ 820,127

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. As of December 31, 2020 and 2019, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $21.2 and $48.9, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company had loaned securities, which are reflected as invested assets on the balance sheets, with a fair value of approximately $41.4 and $372.0 at December 31, 2020 and 2019, respectively.

The aggregate fair value amount of collateral received, by specific time period, for securities lending agreements at December 31, 2020 and 2019 are shown below:

	2020	2019
	(In Thousands)	
Open	$ 21,594	$ 336,624
30 days or less	—	—
31 to 60 days	—	—
61 to 90 days	—	—
Greater than 90 days	—	—
Securities received	—	—
Total collateral received	$ 21,594	$ 336,624

The Company uses cash collateral received for income generation and general liquidity purposes. At the end of the loan term, the Company will take back its securities, and the counterparty will receive the amount loaned, together with the agreed upon interest.

The aggregate amount of collateral reinvested, by specific time period, for securities lending agreements at December 31, 2020 and 2019 are shown below:

	2020		2019	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Open	$ —	$ —	$ —	$ —
30 days or less	15,432	15,432	137,036	137,040
31 to 60 days	6,162	6,162	50,970	50,974
61 to 90 days	—	—	25,789	25,792
91 to 120 days	—	—	21,725	21,732
121 to 180 days	—	—	53,039	53,040
181 to 365 days	—	—	48,065	48,080
1 to 2 years	—	—	—	—
2 to 3 years	—	—	—	—
Greater than 3 years	—	—	—	—
Securities received	—	—	—	—
Total collateral reinvested	$ 21,594	$ 21,594	$ 336,624	$ 336,658

The maturity dates of the liabilities appropriately match the invested assets in the securities lending program.

(Dollar amounts in millions, unless otherwise stated)

There were no amounts held as collateral for transactions that extend beyond one year at December 31, 2020 and 2019.

Federal Home Loan Bank Agreements

The Company is a member of the FHLB of Des Moines. The Company has determined the estimated maximum borrowing capacity from the FHLB as $5.9 billion at December 31, 2020. The Company has the ability to obtain funding from the FHLB based on a percentage of the value of its assets and subject to the availability of eligible collateral. The limit across all programs is 30% of the general and separate accounts total assets of the Company, one quarter in arrears.

The amount of FHLB capital stock held by the Company is as follows:

	2020			2019		
	General Account	Separate Account	Total	General Account	Separate Account	Total
	(In Thousands)					
Membership stock - Class A	$ —	$ —	$ —	$ —	$ —	$ —
Membership stock - Class B	10,000	—	10,000	10,000	—	10,000
Activity stock	—	—	—	—	—	—
Excess stock	—	—	—	—	—	—
Aggregate total	$ 10,000	$ —	$ 10,000	$ 10,000	$ —	$ 10,000

(Dollar amounts in millions, unless otherwise stated)

All FHLB membership stock is not eligible for redemption.

The amount of collateral pledged to FHLB at the end of the reporting period, and the maximum amount that was pledged to FHLB during the reporting period is as follows:

	Amount Pledged at End of Reporting Period			Maximum Amount Pledged During Reporting Period		
	Fair Value	Carrying Value	Aggregate Total Borrowing	Fair Value	Carrying Value	Aggregate Total Borrowing
	(In Thousands)					
As of December 31, 2020						
General account	$ 389,481	$ 335,250	$ —	$ 389,481	$ 335,250	$ —
Separate account	$ —	$ —	$ —	$ —	$ —	$ —
Total	$ 389,481	$ 335,250	$ —	$ 389,481	$ 335,250	$ —
As of December 31, 2019						
General account	$ 123,390	$ 111,388	$ —	$ 123,390	$ 111,388	$ —
Separate account	$ —	$ —	$ —	$ —	$ —	$ —
Total	$ 123,390	$ 111,388	$ —	$ 123,390	$ 111,388	$ —

(Dollar amounts in millions, unless otherwise stated)

Restricted Assets

The following table shows assets pledged as collateral or restricted at December 31, 2020:

	Gross (Admitted & Nonadmitted) Restricted										
Restricted Asset Category	General Account		Separate Account							Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
	Total Assets	Supporting Separate Account Activity*	Total Assets	Supporting General Account Activity**	Total Assets	Total From Prior Year	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted		
				(In Thousands)							
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	— %	— %
Collateral held under security lending agreements	36,582	—	—	—	36,582	335,096	(298,514)	—	36,582	0.2 %	0.2 %
Letter stock or securities restricted as to sale - excluding FHLB capital stock	—	—	—	—	—	—	—	—	—	— %	— %
FHLB capital stock	10,000	—	—	—	10,000	10,000	—	—	10,000	0.1 %	0.1 %
On deposit with states	30,147	—	—	—	30,147	27,050	3,097	—	30,147	0.2 %	0.2 %
On deposit with other regulatory bodies	—	—	—	—	—	—	—	—	—	— %	0.0 %
Pledged collateral to FHLB (including assets backing funding agreements)	335,250	—	—	—	335,250	111,388	223,862	—	335,250	1.7 %	1.7 %
Derivative Pledged Collateral	45,673	—	—	—	45,673	45,323	350	—	45,673	0.2 %	0.2 %
Total restricted assets	$457,652	$ —	$ —	$ —	$457,652	$528,857	$ (71,205)	$ —	$457,652	2.4 %	2.4 %

* Subset of Total General Account Gross Restricted Assets

There were no restricted assets within the separate accounts at December 31, 2020.

(Dollar amounts in millions, unless otherwise stated)

The following table shows assets pledged as collateral or restricted at December 31, 2019:

Restricted Asset Category	Gross (Admitted & Nonadmitted) Restricted								
	General Account							Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
	Total Assets	Supporting Separate Account Activity*	Total Assets	Total From Prior Year	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted		
				(In Thousands)					
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	$ —	— %	— %
Collateral held under security lending agreements	335,096	—	335,096	399,583	(64,487)	—	335,096	1.7 %	1.7 %
Letter stock or securities restricted as to sale - excluding FHLB capital stock	—	—	—	—	—	—	—	— %	— %
FHLB capital stock	10,000	—	10,000	10,000	—	—	10,000	0.1 %	0.1 %
On deposit with states	27,050	—	27,050	78,773	(51,723)	—	27,050	0.1 %	0.1 %
On deposit with other regulatory bodies	—	—	—	—	—	—	—	— %	— %
Pledged collateral to FHLB (including assets backing funding agreements)	111,388	—	111,388	—	111,388	—	111,388	0.6 %	0.6 %
Derivative pledged collateral	45,323	—	45,323	40,594	4,729	—	45,323	0.2 %	0.2 %
Total restricted assets	$ 528,857	$ —	$ 528,857	$ 528,950	$ (93)	$ —	$ 528,857	2.7 %	2.7

* Subset of Total General Account Gross Restricted Assets

There were no restricted assets within the separate accounts at December 31, 2019.

(Dollar amounts in millions, unless otherwise stated)

The following table shows collateral received and reflected as assets at December 31, 2020:

Collateral Assets	Book/Adjusted Carrying Value (BACV)		Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)*	% of BACV to Total Admitted Assets**
	(In Thousands)				
Cash, Cash Equivalents and Short-Term Investments	$	13,920	$ 13,920	0.08	0.08
Reinvested collateral assets owned		21,594	21,594	0.13	0.13
Total collateral Assets	$	35,514	$ 35,514	0.21 %	0.21 %

*BACV divided by total assets excluding Separate Accounts

**BACV divided by total admitted assets excluding Separate Accounts

	Amount		% of Liability to Total Liabilities
	(In Thousands)		
Recognized Obligation to Return Collateral Asset (General Account)*	$	35,514	0.23 %
Recognized Obligation to Return Collateral Asset (Separate Account)**	$	—	— %

*BACV divided by total liabilities excluding Separate Accounts

**BACV divided by total liabilities on Separate Accounts

_____

(Dollar amounts in millions, unless otherwise stated)

The following table shows collateral received and reflected as assets at December 31, 2019:

Collateral Assets	Book/Adjusted Carrying Value (BACV)		Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)*	% of BACV to Total Admitted Assets**
	(In Thousands)				
Cash, Cash Equivalents and Short-Term Investments	$	23,922	$ 23,952	0.14 %	0.14 %
Reinvested collateral assets owned		336,624	336,657	1.94	1.94
Total collateral assets	$	360,546	$ 360,609	2.08 %	2.08 %

*BACV divided by total assets excluding Separate Accounts

**BACV divided by total admitted assets excluding Separate Accounts

	Amount	% of Liability to Total Liabilities*
	(In Thousands)	
Recognized Obligation to return Collateral Asset (General Account)*	$ 360,546	2.28 %
Recognized Obligation to Return Collateral Asset (Separate Account)**	$ —	— %

*BACV divided by total liabilities excluding Separate Accounts

**BACV divided by total liabilities on Separate Accounts

Troubled Debt Restructuring

The Company has a high quality, well performing, portfolio of commercial mortgage loans and private placement debts. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

_____

(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2020, the Company held 1 private placement troubled restructuring loan with a carrying value of $18.2. As of December 31, 2019, the Company held 1 private placement troubled restructuring loan with a carrying value of $17.3.

For the years ended December 31, 2020 and 2019, the Company's total recorded investment in restructured debts was $18.2 and $17.3, respectively. The Company realized losses related to these investments of $0.0, $11.2, and $0.0 during 2020, 2019, and 2018, respectively.

The Company has no contractual commitments to extend credit to debtors owing receivables whose terms have been modified in troubled debt restructurings.

The Company accrues interest income on impaired loans to the extent it is deemed collectible, that is delinquent less than 90 days, and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans is generally recognized on a cash basis.

_____
(Dollar amounts in millions, unless otherwise stated)

4. Derivative Financial Instruments Held for Purposes Other than Trading

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk.   The Company enters into the following type of derivatives: Credit Contracts, Equity Contracts, Foreign Exchange Contracts and Interest Rate Contracts. The Company's use and hedging strategy of derivatives is detailed in Note 1.

Upfront fees paid or received on derivative contracts are included on the balance sheets as an asset or liability and are being amortized to investment income over the remaining terms of the contracts.

Periodic payments from such contracts are included in investment income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or accrued investment income on the balance sheet. Gains or losses realized as a result of early terminations are recognized in income in the statement of operations or deferred into IMR and amortized into investment income.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported on the balance sheet.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's types and amounts of collateral held, pledged and delivered related to OTC derivative contracts and cleared derivative contracts:

Collateral Type:	As of December 31, 2020		As of December 31, 2019	
	(In Thousands)			
Cash				
Held - OTC contracts	$	717	$	2,963
Held - cleared contracts		—		—
Pledged- Cleared Contracts		104,053		38,039
Securities				
Delivered		45,673		45,323

The table below summarizes the Company's derivative contracts, which are reflected as invested assets and a liability on the balance sheets, at December 31, 2020 and 2019:

	Notional Amount		Carrying Value		Fair Value	
			(In Thousands)			
December 31, 2020						
Derivative contracts:						
Credit contracts	$	33,165	$	(524)	$	(311)
Equity contracts		43,062		847		847
Foreign exchange contracts		144,852		(8,856)		(6,354)
Interest rate contracts		6,174,160		(64,773)		(103,907)
Total derivatives	$	6,395,239	$	(73,306)	$	(109,725)
December 31, 2019						
Derivative contracts:						
Credit contracts	$	51,044	$	(284)	$	(284)
Equity contracts		44,274		861		861
Foreign exchange contracts		123,104		(1,734)		(1,085)
Interest rate contracts		4,974,062		(16,673)		(39,410)
Total derivatives	$	5,192,484	$	(17,830)	$	(39,918)

The Company does not have any derivative contracts with financing premiums.

_____
(Dollar amounts in millions, unless otherwise stated)

5. Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $618.1 and $547.9 and an aggregate market value of $689.2 and $579.9 at December 31, 2020 and 2019, respectively. Those holdings amounted to 5.0% and 4.4% of the Company's investments in bonds and 3.6% and 3.2% of total admitted assets at December 31, 2020 and 2019, respectively. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds with a carrying value of $135.5 and $21.3 with an aggregate fair value of $146.8 and $21.9 at December 31, 2020 and 2019, respectively. The carrying value of these holdings amounted to 1.1% and 0.2% of the Company's investment in bonds and 0.8% and 0.1% of the Company's total admitted assets at December 31, 2020 and 2019.

The Company's commercial mortgage loan portfolio is diversified by geographic region and property type to manage concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. This review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The Company rates all commercial mortgages to quantify the level of risk. The Company places those loans with higher risk on a watch list and closely monitors these loans for collateral deficiency or other credit events that may lead to a potential loss of principal and/or interest.

(Dollar amounts in millions, unless otherwise stated)

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of commercial mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income (loss) to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above. LTV and DSC ratios as of the dates indicated are presented below:

	2020		2019	
	Carrying Value	**%**	**Carrying Value**	**%**
	(In Thousands)		_(In Thousands)_	
Origination Loan-to-Value				
0% - 50%	$ 225,125	11.6 %	$ 269,088	13.3 %
50% - 60%	501,931	25.8 %	478,735	23.7 %
60% - 70%	1,109,214	56.9 %	1,093,754	54.1 %
70% - 80%	110,149	5.7 %	173,418	8.6 %
80% - 90%	—	— %	5,818	0.3 %
Total	$ 1,946,419	100.0 %	$ 2,020,813	100.0 %
Debt Service Coverage Ratio				
Greater than 1.5x	$ 1,550,275	79.6 %	$ 1,632,897	80.9 %
1.25x to 1.5x	208,167	10.7 %	192,596	9.5 %
1.0x to 1.25x	123,824	6.4 %	136,245	6.7 %
Less than 1.0x	64,153	3.3 %	59,075	2.9 %
Not Applicable*	—	— %	—	— %
Total	$ 1,946,419	100.0 %	$ 2,020,813	100.0 %

*Commercial mortgage loans secured by land or construction loans

If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's mortgage loan portfolio diversification by property type:

Property Type	As of December 31, 2020		As of December 31, 2019	
	Carrying Value	%	Carrying Value	%
	(In Thousands)		*(In Thousands)*	
Apartments	$ 518,117	26.6	$ 538,241	26.6 %
Hotel/Motel	50,670	2.6	55,410	2.7 %
Industrial	389,232	20.0	392,089	19.4 %
Mixed Use	16,590	0.9	17,264	0.9 %
Office	291,334	15.0	286,386	14.2 %
Other	115,747	5.9	121,246	6.0 %
Retail	564,729	29.0	610,177	30.2 %
Total	$ 1,946,419	100.0	$ 2,020,813	100.0 %

The following table shows the Company's mortgage loan portfolio diversification by region:

Region	As of December 31, 2020		As of December 31, 2019	
	Carrying Value	%	Carrying Value	%
	(In Thousands)		*(In Thousands)*	
Pacific	$ 603,165	31.0	$ 620,049	30.7 %
South Atlantic	424,137	21.8	439,152	21.7 %
West South Central	165,030	8.5	181,475	9.0 %
East North Central	157,118	8.1	154,302	7.6 %
Middle Atlantic	289,486	14.9	301,602	14.9 %
Mountain	188,296	9.7	200,104	9.9 %
West North Central	59,847	3.1	63,575	3.1 %
New England	28,420	1.5	33,151	1.6 %
East South Central	30,920	1.6	27,403	1.4 %
Total	$ 1,946,419	100.0	$ 2,020,813	100.0 %

(Dollar amounts in millions, unless otherwise stated)

The following table shows the carrying value of the Company's mortgage loan portfolio breakdown by year of origination:

Year of Origination		2020		2019
		(In Thousands)		
2020	$	78,004	$	—
2019		188,123		186,774
2018		128,230		138,387
2017		182,582		190,928
2016		239,095		246,163
2015		227,965		243,317
2014 and prior		902,421		1,015,244
Total	$	1,946,419	$	2,020,813

(Dollar amounts in millions, unless otherwise stated)

6. Reserves

At December 31, 2020 and 2019, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	General Account	Separate Account with Guarantees	Separate Account Non-Guaranteed	Total	Percent of Total
December 31, 2020		*(In Thousands)*			
Individual Annuities:					
Subject to discretionary withdrawal:					
With market value adjustment	$ 36,251	$ 16,230	$ —	$ 52,481	0.9 %
At book value less current surrender charge of 5% or more	57,698	—	—	57,698	0.9
At fair value	—	—	1,101,453	1,101,453	17.9
Total with market value adjustment or at fair value	93,949	16,230	1,101,453	1,211,632	19.7
Subject to discretionary withdrawal (without adjustment):					
At book value without adjustment (minimal or no charge or adjustment)	4,756,372	—	—	4,756,372	77.2
Not subject to discretionary withdrawal	193,878	—	82	193,960	3.1
Total gross individual annuities reserves	5,044,199	16,230	1,101,535	6,161,964	100.0 %
Less reinsurance ceded	575,732	—	—	575,732	
Total net individual annuities reserves	$ 4,468,467	$ 16,230	$ 1,101,535	$ 5,586,232	
Amount at book value with surrender charge in the current year that will move to at book value without adjustment for the first time within the year after the statement date	$ 22,633	$ —	$ —	$ 22,633	
Group Annuities:					
Subject to discretionary withdrawal:					
With market value adjustment	$ —	$ —	$ —	$ —	— %
At book value less current surrender charge of 5% or more	1,116	—	—	1,116	—
At fair value	—	—	—	—	—
Total with market value adjustment or at fair value	1,116	—	—	1,116	—
Subject to discretionary withdrawal (without adjustment):					
At book value without adjustment (minimal or no charge or adjustment)	2,133,279	—	—	2,133,279	93.9
Not subject to discretionary withdrawal	138,013	—	—	138,013	6.1
Total gross group annuities reserves	2,272,408	—	—	2,272,408	100.0 %
Less reinsurance ceded	35,974	—	—	35,974	
Total net group annuities reserves	$ 2,236,434	$ —	$ —	$ 2,236,434	
the current year that will move to at book value without adjustment for the first time within the year after the statement date	$ 502	$ —	$ —	$ 502	

(Dollar amounts in millions, unless otherwise stated)

	General Account	Separate Account with Guarantees	Separate Account Non-guaranteed	Total	Percent of Total
Deposit Type Contracts (no life contingencies):					
Subject to discretionary withdrawal:					
With market value adjustment	$ —	$ —	$ —	$ —	— %
At book value less current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—
Total with market value adjustment or at fair value	—	—	—	—	—
Subject to discretionary withdrawal (without adjustment):					
At book value without adjustment (minimal or no charge or adjustment)	575,366	—	—	575,366	71.9
Not subject to discretionary withdrawal	225,003	—	—	225,003	28.1
Total gross deposit type contracts reserves	800,369	—	—	800,369	100.0 %
Less reinsurance ceded	6,048	—	—	6,048	
Total net deposit type contracts reserves	$ 794,321	$ —	$ —	$ 794,321	
Amount at book value with surrender charge in the current year that will move to at book value without adjustment for the first time within the year after the statement date	$ —	$ —	$ —	$ —	

(Dollar amounts in millions, unless otherwise stated)

	General Account		Separate Account with Guarantees		Separate Account Non-Guaranteed		Total		Percent of Total
December 31, 2019					*(In Thousands)*				
Individual Annuities:									
Subject to discretionary withdrawal:									
With market value adjustment	$	83,473	$	18,115	$	—	$	101,588	1.6 %
At book value less current surrender charge of 5% or more		23,065		—		—	$	23,065	0.4
At fair value		—		—		1,000,907	$	1,000,907	16.1
Total with market value adjustment or at fair value		106,538		18,115		1,000,907		1,125,560	18.1 %
At book value without adjustment (minimal or no charge or adjustment)		4,879,552		—		—		4,879,552	78.3
Not subject to discretionary withdrawal		225,603		—		2,483		228,086	3.6
Total gross individual annuities reserves		5,211,693		18,115		1,003,390		6,233,198	100.0 %
Less reinsurance ceded		657,822		—		—		657,822	
Total net individual annuities reserves	$	4,553,871	$	18,115	$	1,003,390	$	5,575,376	
Amount at book value with surrender charge in the current year that will move to at book value without adjustment in the year after the statement date	$	10,379	$	—	$	—	$	10,379	
Group Annuities:									
Subject to discretionary withdrawal:									
At book value less current surrender charge of 5% or more	$	17,011	$	—	$	—	$	17,011	0.7
Total with market value adjustment or at fair value		17,011		—		—		17,011	0.7 %
At book value without adjustment (minimal or no charge or adjustment)		2,166,547		—		—		2,166,547	93.1
Not subject to discretionary withdrawal		144,744		—		—		144,744	6.2
Total gross group annuities reserves		2,328,302		—		—		2,328,302	100.0%
Less reinsurance ceded		—		—		—		—	
Total net group annuities reserves	$	2,328,302	$	—	$	—	$	2,328,302	
Amount at book value with surrender charge in the current year that will move to at book value without adjustment in the year after the statement date	$	4,279	$	—	$	—	$	4,279	

(Dollar amounts in millions, unless otherwise stated)

	General Account	Separate Account with Guarantees	Separate Account Non-Guaranteed	Total	Percent of Total
			(In Thousands)		
Deposit-Type Contracts (no life contingencies):					
Subject to discretionary withdrawal:					
At book value without adjustment (minimal or no charge or adjustment)	$ 570,770	$ —	$ —	$ 570,770	71.9 %
Not subject to discretionary withdrawal	222,549	—	—	222,549	28.1
Total gross deposit-type contract reserves	793,319	—	—	793,319	100.0 %
Less reinsurance ceded	6,224	—	—	6,224	
Total net deposit-type contract reserves	$ 787,095	$ —	$ —	$ 787,095	
Amount at book value with surrender charge in the current year that will move to at book value without adjustment in the year after the statement date	$ —	$ —	$ —	$ —	

(Dollar amounts in millions, unless otherwise stated)

At December 31, 2020 and 2019, the Company's life insurance reserves, including those held in separate accounts that are subject to discretionary withdrawal and not subject to discretionary withdrawal provisions are summarized as follows:

	Account Value	Cash Value	Reserve
	(In Thousands)		
December 31, 2020			
General Account			
Subject to discretionary withdrawal, surrender values, or policy loans:			
Term Policies with Cash Value	$ —	$ 96,731	$ 632,163
Universal Life	1,060,936	1,079,364	1,474,447
Universal Life with Secondary Guarantees	1,249,358	1,226,776	2,397,542
Indexed Universal Live	—	—	—
Indexed Universal Life with Secondary Guarantees	—	—	—
Indexed Life	—	—	—
Other Permanent Cash Value life Insurance	303,780	651,248	1,089,082
Variable Life	2,836	2,836	2,721
Variable Universal life	153,251	152,854	143,733
Miscellaneous Reserves	—	—	2,148
Not subject to discretionary withdrawal			
Term Policies without Cash Value	XXX	XXX	7,935,012
Accidental Death Benefits	XXX	XXX	914
Disability- Active Lives	XXX	XXX	30,595
Disability- Disabled Lives	XXX	XXX	286,816
Miscellaneous Reserves	XXX	XXX	622,063
Total gross life insurance reserves	2,770,161	3,209,809	14,617,236
Less reinsurance ceded	505,811	527,872	10,225,736
Total net life insurance reserves	$ 2,264,350	$ 2,681,937	$ 4,391,500
Separate Account with Guarantees			
Subject to discretionary withdrawal, surrender values, or policy loans:			
Term Policies with Cash Value	$ —	$ —	$ —
Universal Life	—	—	—
Universal Life with Secondary Guarantees	—	—	—
Indexed Universal Live	—	—	—
Indexed Universal Life with Secondary Guarantees	—	—	—
Indexed Life	—	—	—
Other Permanent Cash Value life Insurance	—	—	—
Variable Life	—	—	—
Variable Universal life	—	—	—
Miscellaneous Reserves	—	—	—

(Dollar amounts in millions, unless otherwise stated)

	Account Value	Cash Value	Reserve
Not subject to discretionary withdrawal			
Term Policies without Cash Value	XXX	XXX	—
Accidental Death Benefits	XXX	XXX	—
Disability- Active Lives	XXX	XXX	—
Disability- Disabled Lives	XXX	XXX	—
Miscellaneous Reserves	XXX	XXX	—
Total gross life insurance reserves	—	—	—
Less reinsurance ceded	—	—	—
Total net separate account with guaranteed life insurance reserves	$ —	$ —	$ —
Separate Account Non-guaranteed			
Subject to discretionary withdrawal, surrender values, or policy loans:			
Term Policies with Cash Value	$ —	$ —	$ —
Universal Life	—	—	—
Universal Life with Secondary Guarantees	—	—	—
Indexed Universal Live	—	—	—
Indexed Universal Life with Secondary Guarantees	—	—	—
Indexed Life	—	—	—
Other Permanent Cash Value life Insurance	—	—	—
Variable Life	31,138	31,138	31,138
Variable Universal life	1,452,056	1,449,165	1,447,374
Miscellaneous Reserves	—	—	—
Not subject to discretionary withdrawal			
Term Policies without Cash Value	XXX	XXX	—
Accidental Death Benefits	XXX	XXX	—
Disability- Active Lives	XXX	XXX	—
Disability- Disabled Lives	XXX	XXX	—
Miscellaneous Reserves	XXX	XXX	—
Total gross life insurance reserves	1,483,194	1,480,303	1,478,512
Less reinsurance ceded	—	—	—
Total net separate account with non-guaranteed life insurance reserves	$ 1,483,194	$ 1,480,303	$ 1,478,512

(Dollar amounts in millions, unless otherwise stated)

	General Account			Separate Account- Guaranteed and Nonguaranteed		
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
			(In Thousands)			
December 31, 2019						
Subject to discretionary withdrawal, surrender values, or policy loans:						
Term Policies with Cash Value	$ —	$ 75,444	$ 570,404	$ —	$ —	$ —
Universal Life	1,113,191	1,124,167	1,584,800	—	—	—
Universal Life with Secondary Guarantees	1,314,147	1,278,783	2,380,009	—	—	—
Other Permanent Cash Value life Insurance	313,803	668,848	1,120,581	—	—	—
Variable Life	3,105	3,105	2,976	28,924	28,924	28,924
Variable Universal life	155,487	154,800	145,400	1,280,764	1,275,959	1,274,181
Miscellaneous Reserves	—	—	2,338	—	—	—
Not subject to discretionary withdrawal						
Term Policies without Cash Value	XXX	XXX	7,915,644	XXX	XXX	—
Accidental Death Benefits	XXX	XXX	905	XXX	XXX	—
Disability- Active Lives	XXX	XXX	30,912	XXX	XXX	—
Disability- Disabled Lives	XXX	XXX	293,240	XXX	XXX	—
Miscellaneous Reserves	XXX	XXX	613,322	XXX	XXX	—
Total gross life insurance reserves	2,899,733	3,305,147	14,660,531	1,309,688	1,304,883	1,303,105
Less reinsurance ceded	528,104	534,332	10,166,708	—	—	—
Total net life insurance reserves	$ 2,371,629	$ 2,770,815	$ 4,493,823	$ 1,309,688	$ 1,304,883	$ 1,303,105

(Dollar amounts in millions, unless otherwise stated)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2020 and 2019 are as follows:

Type	Gross		Net of Loading	
	(In Thousands)			
December 31, 2020				
Ordinary new business	$	2,121	$	57
Ordinary renewal		(30,947)		(31,634)
Group Life		(89,792)		(93,149)
Totals	$	(118,618)	$	(124,726)
December 31, 2019				
Ordinary new business	$	2,239	$	(15)
Ordinary renewal		(19,743)		(24,053)
Group Life		(94,900)		(98,381)
Totals	$	(112,404)	$	(122,449)

(Dollar amounts in millions, unless otherwise stated)

7. Employee Benefit Plans

Defined Benefit Plan: Voya Services Company ("VSC") sponsors the Voya Retirement Plan (the "Qualified Plan"). The Qualified Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). The Qualified Plan operates under a cash balance plan where participants earn a credit equal to 4% of eligible pay. The accrued vested balance is portable. The costs allocated to the Company for its employees' participation in the Qualified Plan were $4.3, $5.3 and $5.1 for 2020, 2019 and 2018, respectively. VSC is responsible for all Qualified Plan liabilities.

Defined Contribution Plans: VSC sponsors the Voya 401(k) Savings Plan (the "Savings Plan"). Substantially all employees of VSC and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation ("PBGC"). The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. VSC matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $7.3, $6.4 and $5.6 for 2020, 2019 and 2018, respectively.

The Omnibus Plan: Certain employees of the Company participate in the Voya Financial, Inc. 2013, 2014 and 2019 Omnibus Employee Incentive Plans (the "Omnibus Plans"). The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.The costs allocated to the Company under these holding company arrangements for employee participation were $16.3, $14.5 and $14.5 for 2020, 2019 and 2018, respectively.

The Company also offers deferred compensation plans for eligible employees and certain other individuals who meet the eligibility criteria. The Company's deferred compensation commitment for employees is recorded on the balance sheet in other liabilities and totaled $34.6 and $29.6 for the years ended December 31, 2020 and 2019, respectively.

As of August 1, 2009, Voya's Postretirement Welfare Plans are no longer eligible for the Medicare Retiree Drug Subsidy ("RDS") that was being shared with retirees and beneficiaries.

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with VSC, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible

(Dollar amounts in millions, unless otherwise stated)

dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly health reimbursement arrangement ("HRA") contribution.

A summary of assets, obligations and assumptions of the non-qualified defined benefit and other postretirement benefit plans are as follows:

	Overfunded		Underfunded	
	2020	**2019**	**2020**	**2019**
	(In Thousands)			
Pension Benefits				
Benefit obligation at beginning of year	$ —	$ —	$ 26,692	$ 26,640
Service cost	—	—	—	—
Interest cost	—	—	856	1,133
Contribution by plan participants	—	—	—	—
Actuarial (gain) loss	—	—	1,258	1,898
Foreign currency exchange rate changes	—	—	—	—
Benefits paid	—	—	(2,754)	(2,979)
Plan amendments	—	—	—	—
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ 26,051	$ 26,692
Postretirement Benefits				
Benefit obligation at beginning of year	$ —	$ —	$ 3,936	$ 3,946
Service cost	—	—	—	—
Interest cost	—	—	97	162
Contribution by plan participants	—	—	223	497
Actuarial (gain) loss	—	—	(338)	228
Foreign currency exchange rate changes	—	—	—	—
Benefits paid	—	—	(557)	(897)
Plan amendments	—	—	—	—
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ 3,361	$ 3,936

(Dollar amounts in millions, unless otherwise stated)

	Overfunded		Underfunded	
	2020	**2019**	**2020**	**2019**
	(In Thousands)			
Special or Contractual Benefits Per SSAP No. 11				
Benefit obligation at beginning of year	$ —	$ —	$ —	$ —
Service cost	—	—	—	—
Interest cost	—	—	—	—
Contribution by plan participants	—	—	—	—
Actuarial (gain) loss	—	—	—	—
Foreign currency exchange rate changes	—	—	—	—
Benefits paid	—	—	—	—
Plan amendments	—	—	—	—
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ —

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

	Pension Benefits		Postretirement Benefits		Special or Contractual Benefits Per SSAP No. 11	
	2020	**2019**	**2020**	**2019**	**2020**	**2019**
	(In Thousands)					
Fair value of plan assets at beginning of year	$ —	$ —	$ —	$ —	$ —	$ —
Actual return on plan assets	—	—	—	—	—	—
Foreign currency exchange rate changes	—	—	—	—	—	—
Reporting entity contribution	2,754	2,979	334	400	—	—
Plan participants' contributions	—	—	223	497	—	—
Benefits paid	(2,754)	(2,979)	(557)	(897)	—	—
Business combinations, divestitures and settlements	—	—	—	—	—	—
Fair value of plan assets at end of year	$ —	$ —	$ —	$ —	$ —	$ —

(Dollar amounts in millions, unless otherwise stated)

The funded status of the plans are as follows:

	Pension Benefits		Postretirement Benefits	
	2020	**2019**	**2020**	**2019**
	(In Thousands)			
Components:				
Prepaid benefit costs	$ —	$ —	$ —	$ —
Overfunded plan assets	—	—	—	—
Accrued benefit costs	18,322	18,123	7,339	8,374
Liability for pension benefits	7,729	8,569	(3,978)	(4,437)
Assets and Liabilities recognized:				
Assets (nonadmitted)	$ —	$ —	$ —	$ —
Liabilities recognized	26,051	26,692	3,361	3,936
Unrecognized liabilities	$ —	$ —	$ —	$ —

The amount of the net periodic benefit cost recognized is shown below:

	Pension Benefits			Postretirement Benefits			Special or Contractual Benefits Per SSAP No. 11		
	2020	**2019**	**2018**	**2020**	**2019**	**2018**	**2020**	**2019**	**2018**
	(In Thousands)								
Service cost	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest cost	856	1,133	1,097	97	162	153	—	—	—
Expected return on plan assets	—	—	—	—	—	—	—	—	—
Transition asset or obligation	821	821	821	—	—	—	—	—	—
Gains and losses	1,276	834	1,721	(271)	(246)	(246)	—	—	(10)
Prior service cost or credit	—	—	—	(527)	(542)	(758)	—	—	—
Gain or loss recognized due to a settlement or curtailment	—	—	—	—	—	—	—	—	—
Total net periodic benefit cost	$ 2,953	$ 2,788	$ 3,639	$ (701)	$ (626)	$ (851)	$ —	$ —	$ (10)

(Dollar amounts in millions, unless otherwise stated)

The amounts in unassigned funds (surplus) recognized as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2020	2019	2018	2020	2019	2018
	(In Thousands)					
Items not yet recognized - prior year	$ 8,569	$ 8,326	$ 12,149	$ (4,437)	$ (5,453)	$ (6,209)
Net transition asset or obligation recognized	(821)	(821)	(821)	—	—	—
Net prior service cost or credit arising during the period	—	—	—	—	—	—
Net prior service cost or credit recognized	—	—	—	527	542	758
Net gain and loss arising during period	1,258	1,898	(1,281)	(338)	228	(248)
Net gain and loss recognized	(1,276)	(834)	(1,721)	271	246	246
Items not yet recognized - current year	$ 7,730	$ 8,569	$ 8,326	$ (3,977)	$ (4,437)	$ (5,453)

The amounts in unassigned funds (surplus) that have not yet been recognized as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2020	2019	2018	2020	2019	2018
	(In Thousands)					
Net transition asset or obligation	$ —	$ 821	$ 1,643	$ —	$ —	$ —
Net prior service cost or credit	—	—	—	(1,421)	(1,948)	(2,490)
Net recognized gains and losses	7,729	7,748	6,683	(2,557)	(2,489)	(2,963)

Assumptions used in determining year-end liabilities for the defined benefit plans as of December 31, 2020 and 2019 were as follows:

	2020	2019
Weighted average discount rate	2.67 %	3.36 %

The weighted-average discount rate used to determine year-end liabilities of other benefit plans was 1.98% and 2.96% as of December 31 2020 and 2019, respectively.

Assumptions used in determining expense for the defined benefit plans as of January 1, 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Weighted average discount rate	3.36 %	4.46 %	3.85 %

The weighted-average discount rate used to determine expense of other benefit plans was 2.96%, 4.18% and 3.64% as of January 1, 2020, 2019, and 2018 respectively.

_____

(Dollar amounts in millions, unless otherwise stated)

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 6.50%, decreasing gradually to 5.00% over five years.

The amount of accumulated benefit obligation for defined benefit pension plans was $26.1 and $26.7 as of December 31, 2020 and 2019, respectively.

The Company expects to pay the following benefits in future years:

Year ending December 31,	Benefits
	(In Thousands)
2021	$ 2,677
2022	2,616
2023	2,526
2024	2,416
2025	2,323
2026 through 2030	10,013

The Company's expected future contributions are equal to its expected future benefit payments.

The Company has multiple postretirement welfare benefit plans. The medical plans are contributory, with plan premiums and participants' contributions adjusted annually. The life insurance plan for retirees is contributory based on retirement date.

The Company does not have any regulatory contribution requirements for 2021, and the Company currently intends to make voluntary contributions of $2.7 to the defined benefit pension plan for 2021.

_____

(Dollar amounts in millions, unless otherwise stated)

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

The general nature and characteristics of the separate accounts business is as follows:

	Indexed	Nonindexed Guarantee Less Than/ Equal to 4%	Nonindexed Guarantee More Than 4%	Non-Guaranteed Separate Accounts	Total
			(In Thousands)		
December 31, 2020					
Premium, consideration or deposits for the year	$ —	$ —	$ —	$ 64,208	$ 64,208
Reserves for separate accounts with assets at:					
Fair value	$ —	$ 16,230	$ —	$ 2,585,558	$ 2,585,558
Amortized cost	—	—	—	—	—
Total reserves	$ —	$ 16,230	$ —	$ 2,585,558	$ 2,585,558
Reserves for separate accounts by withdrawal characteristics:					
Subject to discretionary withdrawal:					
With market value adjustment	$ —	$ 16,230	$ —	$ —	$ —
At book value without market value adjustment and with					
current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	2,585,476	2,585,476
At book value without market value adjustment and with					
current surrender charge less than 5%	—	—	—	—	—
Subtotal	—	—	—	2,585,476	2,585,476
Not subject to discretionary withdrawal	—	—	—	81,759	82
Total separate account aggregate reserves	$ —	$ —	$ —	$ 2,585,558	$ 2,585,558

(Dollar amounts in millions, unless otherwise stated)

	Indexed	Nonindexed Guarantee Less Than/ Equal to 4%	Nonindexed Guarantee More Than 4%	Non-Guaranteed Separate Accounts	Total
			(In Thousands)		
December 31, 2019					
Premium, consideration or deposits for the year	$ —	$ —	$ —	$ 73,707	$ —
Reserves for separate accounts with assets at:					
Fair value	$ —	$ 18,115	$ —	$ 2,306,495	$ —
Total reserves	$ —	$ 18,115	$ —	$ —	$ —
Reserves for separate accounts by withdrawal characteristics:					
Subject to discretionary withdrawal:					
With market value adjustment	$ —	$ 18,115	$ —	$ —	$ —
At fair value	—	—	—	2,304,012	—
Subtotal	—	18,115	—	—	—
Not subject to discretionary withdrawal	—	—	—	2,483	—
Total separate account aggregate reserves	$ —	$ 18,115	$ —	$ —	$ —

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business. For the years ended December 31, 2020 and 2019, the Company reported assets and liabilities from Individual Annuity, Individual Life and Market Value Adjustment ("MVA") product lines in separate accounts.

Assets in the separate account are considered legally insulated from the general account, providing protection of such assets from being available to satisfy claims resulting in the general account. The assets legally and not legally insulated from the general account are summarized in the following table, by product or transaction type, as of December 31, 2020 and 2019:

Product or Transaction	Legally Insulated Assets	Not Legally Insulated Assets
	(In Thousands)	
December 31, 2020		
Individual Annuity	$ 1,107,081	$ —
Individual Life	1,480,238	—
MVA	17,435	—
	$ 2,604,754	$ —
December 31, 2019		
Individual Life	$ 1,306,604	$ —
Individual Annuity	1,007,427	—
MVA	17,603	—
	$ 2,331,634	$ —

70

(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2020 and 2019 separate account assets for products registered with the SEC totaled $2.6 billion and $2.3 billion, respectively.

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. To compensate the general account for the risk taken, the separate account paid the following amounts in risk charges:

Year ended	Risk Charges
	(In Thousands)
2020	$ 12,302
2019	12,114
2018	12,499
2017	12,107
2016	11,068

Total separate account guarantees paid by the Company's general account are as follows:

Year ended	Guarantees Paid
	(In Thousands)
2020	$ 452
2019	487
2018	246
2017	307
2016	275

The Company does not engage in securities lending transactions within the separate account.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31		
	2020	**2019**	**2018**
	(In Thousands)		
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:			
Transfers to separate accounts	$ 63,552	$ 73,359	$ 79,632
Transfers from separate accounts	(187,246)	(216,327)	(214,738)
Transfers as reported in the Statements of Operations	$ (123,694)	$ (142,968)	$ (135,106)

_____

(Dollar amounts in millions, unless otherwise stated)

Assets supporting separate accounts with additional insurance benefits and minimum investment return guarantees are comprised of fixed maturities, equity securities, including mutual funds, and other invested assets. The aggregate fair value of the invested assets as of December 31, 2020 and 2019 was $2.6 billion and $2.3 billion, respectively.

The Company has separate account accounts for which less than 100% of investment proceeds, net of contract fees and assessments, are attributable to a contract holder. The reinvestment of investment proceeds within the separate account did not result in the Company having a combined investment portfolio that exceeded the state investment limitations imposed on the general account.

(Dollar amounts in millions, unless otherwise stated)

9. Federal Income Taxes

The Company has entered into a federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The federal tax sharing agreement provides that Voya Financial, Inc. will pay its subsidiaries for the tax benefits of ordinary and capital losses only to the extent the consolidated tax group actually uses the tax benefit of losses generated.

The following is a list of all affiliated companies that participate in the filing of this consolidated federal income tax return:

IIPS of Florida, LLC	Voya Financial Advisors, Inc.
ILICA LLC	Voya Financial Holdings I, LLC
Langhorne I, LLC	Voya Financial Holdings II, LLC
Midwestern United Life Insurance Company	Voya Financial Partners, LLC
Pen-Cal Administrators, Inc.	Voya Financial Products Company, Inc.
Pomona Management LLC	Voya Financial, Inc.
Rancho Mountain Properties, Inc.	Voya Funds Services, LLC
ReliaStar Life Insurance Company	Voya Holdings Inc.
ReliaStar Life Insurance Company of New York	Voya Institutional Plan Services, LLC
Roaring River, LLC	Voya Institutional Trust Company
Roaring River II, Inc.	Voya Insurance Solutions, Inc.
Roaring River IV Holding, LLC	Voya International Nominee Holdings, Inc.
Roaring River IV, LLC	Voya Investment Management Alternative Assets LLC
Security Life Assignment Corp.	Voya Investment Management Co. LLC
Security Life of Denver Insurance Company	Voya Investment Management LLC
Security Life of Denver International Limited	Voya Investment Trust Company
SLD America Equities, Inc.	Voya Investments Distributor, LLC
SLDI Georgia Holdings, Inc.	Voya Investments, LLC
Voya Alternative Asset Management LLC	Voya Payroll Management, Inc.
Voya Benefits Company, LLC	Voya Pomona Holdings LLC
Voya Capital, LLC	Voya Realty Group LLC
Voya Custom Investments LLC	Voya Retirement Advisors, LLC
Voya II Custom Investments LLC	Voya Retirement Insurance and Annuity Company
Voya Special Investments, Inc.	Voya Services Company

(Dollar amounts in millions, unless otherwise stated)

Under the intercompany tax sharing agreement, the Company had a (payable)/receivable of $(5.9) at December 31, 2020 and $11.1 at December 31, 2019, respectively, to/from Voya Financial, Inc., an affiliate, for federal income taxes.

Current income taxes incurred consisted of the following major components:

| | Year ended December 31 | | |
	2020	2019	2018
	(In Thousands)		
Federal tax expense on operations	$ 42,668	$ 62,132	$ 86,359
Federal tax (benefit) expense on capital gains and losses	7,718	(3,707)	580
Total current tax expense incurred	$ 50,386	$ 58,425	$ 86,939

The components of deferred tax asset and deferred tax liability that make up a Net Deferred Tax Asset (DTA) at December 31, 2020 and 2019 are as follows:

| | 12/31/2020 | | | 12/31/2019 | | | Change | | |
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In Thousands)								
Gross DTAs	$ 273,969	$ 37,020	$ 310,989	$ 253,685	$ 28,515	$ 282,200	$ 20,284	$ 8,505	$ 28,789
Statutory Valuation Allowance Adjustments	—	—	—	—	—	—	—	—	—
Adjusted gross DTAs	273,969	37,020	310,989	253,685	28,515	282,200	20,284	8,505	28,789
Defered Tax Assets Nonadmitted	—	—	—	—	—	—	—	—	—
Admitted Adjusted Gross DTAs	273,969	37,020	310,989	253,685	28,515	282,200	20,284	8,505	28,789
Gross Deferred tax liabilities	71,216	37,020	108,236	70,814	28,515	99,329	402	8,505	8,907
Net Admitted Adjusted Gross DTAs	$ 202,753	$ —	$ 202,753	$ 182,871	$ —	$ 182,871	$ 19,882	$ —	$ 19,882

(Dollar amounts in millions, unless otherwise stated)

The admission calculation components by tax character of admitted adjusted gross deferred tax assets as the result of the application of SSAP No. 101 as of December 31, 2020 and 2019 are as follows:

	12/31/2020			12/31/2019			Change		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In Thousands)								
a. Federal income taxes paid in prior years recoverable through loss carrybacks	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
b. Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from (a)) after application of the threshold limitation (the lesser of (b)1 and (b)2 below)	209,021	—	209,021	203,011	—	203,011	6,010	—	6,010
1. Adjusted gross DTAs expected to be realized following the balance sheet date	238,507	37,020	275,527	226,680	28,515	255,195	11,827	8,505	20,332
2. Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	209,021	XXX	XXX	203,011	XXX	XXX	6,010
c. Adjusted gross DTAs (excluding the amount of DTAs from (a) and (b) above) offset by gross deferred tax liabilities	64,948	37,020	101,968	50,673	28,515	79,188	14,275	8,505	22,780
d. Deferred tax assets admitted as the result of application SSAP No. 101 Total	$ 273,969	$ 37,020	$ 310,989	$ 253,684	$ 28,515	$ 282,199	$ 20,285	$ 8,505	$ 28,790

The ratio percentage and the amount of adjusted capital and surplus used to determine the recovery period and threshold limitation are as follows:

	2020	2019
	(Amounts in Thousands)	
Ratio percentage used to determine recovery period and threshold limitation amount	886.65 %	883.20 %
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$ 1,591,746	$ 1,586,791

(Dollar amounts in millions, unless otherwise stated)

Below shows the calculation to determine the impact of tax planning strategies on adjusted gross and net admitted DTAs:

	12/31/2020		12/31/2019		Change	
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	(Amounts in Thousands)					
Adjusted gross DTAs	$ 273,969	$ 37,020	$ 253,685	$ 28,515	$ 20,284	$ 8,505
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net Admitted Adjusted Gross DTAs	$ 273,969	$ 37,020	$ 253,685	$ 28,515	$ 20,284	$ 8,505
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	69.96%	0.00%	20.79%	0.00%	49.17%	0.00%

The Company's tax planning strategies do not include the use of reinsurance.

(Dollar amounts in millions, unless otherwise stated)

The significant components of deferred tax assets and deferred tax liabilities are as follows:

	12/31/2020	12/31/2019	Change
		(In Thousands)	
Deferred Tax Assets			
Ordinary:			
Discounting of unpaid losses	$ 321	$ 321	$ —
Unearned premium reserve	26	26	—
Policyholder reserves	75,379	78,205	(2,826)
Investments	57,253	42,997	14,256
Deferred acquisition costs	106,277	100,794	5,483
Policyholder dividends accrual	3,130	3,412	(282)
Compensation and benefits accrual	10,178	9,279	899
Pension accrual	5,567	6,763	(1,196)
Receivables - nonadmitted	6,578	3,063	3,515
Net operating loss carry-forward	1,413	1,413	—
Tax credit carry-forward	4,597	4,507	90
Other (including items <5% of total ordinary tax assets)	3,248	2,904	344
Subtotal	273,967	253,684	20,283
Admitted ordinary deferred tax assets	$ 273,967	$ 253,684	$ 20,283
Capital:			
Investments	$ 37,020	$ 28,515	$ 8,505
Subtotal	37,020	28,515	8,505
Admitted capital deferred tax assets	$ 37,020	$ 28,515	$ 8,505
Admitted deferred tax assets	$ 310,987	$ 282,199	$ 28,788
Deferred Tax Liabilities			
Ordinary:			
Investments	$ 32,187	$ 24,775	$ 7,412
Fixed assets	1,144	1,034	110
Deferred and uncollected premiums	12,569	17,256	(4,687)
Pension Accrural	181	—	181
Policyholder reserves	8,657	9,665	(1,008)
Other (including items <5% of total ordinary tax liabilities)	219	305	(86)
Subtotal	$ 54,957	$ 53,035	$ 1,922
Capital:			
Investments	$ 53,280	$ 46,294	$ 6,986
Subtotal	$ 53,280	$ 46,294	$ 6,986
Total deferred tax liabilities	$ 108,237	$ 99,329	$ 8,908
Net deferred tax assets/liabilities	$ 202,750	$ 182,870	$ 19,880

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2020 and 2019, the Company had no valuation allowances.

(Dollar amounts in millions, unless otherwise stated)

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes.

The significant items causing this difference are as follows:

	Year Ended December 31					
	2020		**2019**		**2018**	
	Amount	**Effective Tax Rate**	**Amount**	**Effective Tax Rate**	**Amount**	**Effective Tax Rate**
	(Amounts In Thousands)					
Ordinary income (loss)	$ 291,705		$ 104,706		$ 186,375	
Capital gains (losses)	(35,915)		(10,815)		1,201	
Total pretax income (loss)	255,790		93,891		187,576	
Expected tax expense (benefit) at 21% for 2020, 2019 and 2018	53,716	21.0 %	19,717	21.0 %	39,391	21.0 %
Increase (decrease) in actual tax reported resulting from:						
a. Dividends received deduction	(1,640)	(0.6)%	(1,677)	(1.7)%	(2,949)	(1.6)%
b. Interest maintenance reserve	7,313	2.8 %	514	0.5 %	12,842	6.8 %
c. Reinsurance	(17,604)	(6.9)%	39,920	42.5 %	(5,301)	(2.8)%
d. Prior year tax	—	— %	—	— %	(354)	(0.2)%
f. Other	(118)	— %	(189)	(0.2)%	241	0.2 %
Total income tax reported	$ 41,667	16.3 %	$ 58,285	62.1 %	$ 43,870	23.4 %
Current income taxes incurred	$ 50,387	19.7 %	$ 58,425	62.3 %	$ 86,939	46.4 %
Change in deferred income tax*	(8,720)	(3.4)%	(140)	(0.1)%	(43,069)	(23.0)%
Total income tax reported	$ 41,667	16.3 %	$ 58,285	62.2 %	$ 43,870	23.4 %

*   Excluding tax on unrealized gains (losses) and other surplus items.

(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2020, the Company's tax credits and net operating loss carryforward originated and expires as follows:

	Year of Origination	Year of Expiration	Amount
			(In Thousands)
Low Income Housing Tax Credit	2013	2033	$ 3,904
Low Income Housing Tax Credit	2014	2034	2
Low Income Housing Tax Credit	2015	2035	2
Total Low Income Housing Credit			$ 3,908
Foreign Tax Credit	2018	2028	$ 341
Foreign Tax Credit	2019	2029	147
Foreign Tax Credit	2020	2030	200
Total Foreign Tax Credit			$ 688
Net operating Loss	2017	2032	$ 6,729

There are no amounts of federal income tax incurred that will be available for recoupment in the event of future net losses from 2020, 2019, and 2018.

There were no deposits admitted under Section 6603 of the Internal Revenue Code as of December 31, 2020 and 2019.

The Company has no unrecorded tax liability as of December 31, 2020 and 2019.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The Company's transferable state tax credit assets at December 31, 2020 and 2019 are as follows:

Method of Estimating Utilization of Remaining Transferable State Tax Credit	State	Carrying Value	Unused Credit Remaining
		(In Thousands)	
December 31, 2020			
Fixed Credit at time of purchase	AL	$ 118	$ —
Total State Tax Credits		$ 118	$ —
December 31, 2019			
Fixed credit at time of purchase	AL	$ 157	$ —
Fixed credit at time of purchase	NC	605	640
Total State Tax Credits		$ 762	$ 640

(Dollar amounts in millions, unless otherwise stated)

The Company does not have any non-transferable or nonadmitted state tax credit assets at December 31, 2020 or 2019.

The Company estimated the utilization of the remaining transferable and non-transferable state tax credits by projecting future premiums taking into account policy growth and rate changes, projecting future tax liability based on projected premiums, tax rates and tax credits, and comparing projected future tax liability to the availability of remaining transferable tax credits.

A reconciliation of the change in the tax contingencies tax benefits is as follows:

	2020	2019	2018
	(In Thousands)		
Balance at beginning of year	$ —	$ —	$ 4,151
Additions for tax positions related to current year	—	—	—
Reduction for tax positions related to prior year	—	—	4,151
Balance at end of year	$ —	$ —	$ —

The Company had $0.0, $0.0 and $0.0 of tax contingencies as of December 31, 2020, 2019 and 2018, respectively.

The Company recognizes accrued interest and penalties related to tax contingencies in Federal income taxes and Federal income tax expense on the balance sheet and statements of operation, respectively. The Company had no accrued interest or penalties as of December 31, 2020, 2019 and 2018.

For the tax years 2017 through 2020, Voya Financial, Inc. participates in the IRS Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial, Inc. for the period ended December 31, 2018. For the periods ended December 31, 2019 and December 31, 2020, the IRS has determined that Voya Financial, Inc. would be in the Compliance Maintenance Bridge (Bridge) phase of CAP. In the Bridge phase, the IRS does not intend to conduct any review, or provide any letters of assurance for the tax year.

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act, which became effective on March 27, 2020 and the Consolidated Appropriations Act, which became effective on December 27, 2020, have not had any material impact on corporate income taxes.

80

_____

(Dollar amounts in millions, unless otherwise stated)

10. Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries at December 31, 2020 and 2019, RNY and RR.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31			
	2020		**2019**	
	(In Thousands)			
Common stock (cost - $283,016 in 2020 and $283,016 in 2019)	$	242,761	$	303,362
Limited liability companies (cost - $28,250 in 2020 and $21,750 in 2019)		—		—
	$	242,761	$	303,362

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

	December 31					
	2020		**2019**		**2018**	
	(In Thousands)					
Revenues	$	316,241	$	307,434	$	324,303
(Loss) Income before net realized gains and losses		(54,647)		13,649		(17,715)
Net (loss) income		(48,152)		(11,404)		(15,240)
Admitted assets		3,325,113		3,360,435		3,301,782
Liabilities		3,012,492		2,991,836		2,961,316

Asset and liability amounts for the year ended December 31, 2020, 2019, and 2018 for RNY and RR are included in the above table, however the Company's carrying amount for RR is zero.

The Company received no cash dividends from RNY during years ended December 31, 2020, 2019 and 2018.

(Dollar amounts in millions, unless otherwise stated)

On September 12, 2008, the Company created a Missouri domiciled, wholly owned subsidiary, RR, as a limited liability company. RR received its licensure as a Captive pursuant to Missouri Revised Statutes Chapter 379 Sections 379.1353 to 379.1421 and the rules, regulations and interpretations of the Missouri Department of Insurance. After receiving all required and customary regulatory approvals, RR commenced doing business as a Captive on January 1, 2009. The following table summarizes key financial information related to RR:

	December 31		
	2020	**2019**	**2018**
	(In Thousands)		
Carrying Value of RR	$ —	$ —	$ —
Contributed Capital to RR	6,500	—	—
Return of Capital from RR	—	—	7,500
Ceded Premium to RR	38,083	40,521	42,984
Ceded Reserves to RR	457,651	432,114	405,974
Ceded Insurance In Force to RR	28,698,543	29,374,938	30,177,568

The Company's share of losses in RR exceeds its investment in the entity for the years ended December 31, 2020 and 2019:

Year	Reporting Entity's Share of Net Income (Loss)	Accumulated Share of Net Income (Losses)	*Reporting Entity's Share of Equity, Including Negative Equity*	Guaranteed Obligation/ Commitment for Financial Support (Yes/No)	Reported Value
	(In Thousands)				
2020	$ (29,308)	$ (377,747)	$ (362,497)	No	$ —
2019	$ (25,352)	$ (348,812)	$ (327,062)	No	$ —

(Dollar amounts in millions, unless otherwise stated)

11. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from the reinsurer insolvencies, the Company evaluates the financial condition of the reinsurer and monitors concentrations of credit risk.

Effective January 1, 2019, the Company recaptured a block of 2013 Individual Term Life business previously ceded to FNL Insurance Company, Ltd. Concurrent with the recapture, the Company ceded the business to SLDI, an affiliate. The approximate effects of the transaction on the Company's 2019 financial statements was a decrease in net income of $129.4 and an increase in surplus of $10.8; the result of $140.2 of a deferred gain.

Effective October 1, 2019, the Company ceded certain life business to New Re, a Swiss reinsurer being part of the Munich Re Group and a certified reinsurer in the state of Minnesota. The Company ceded $248.5 in premiums to New Re; the approximate effects of the transaction on the Company's 2019 financial statements was an increase in pre-tax income of $29.3 and an increase in surplus of $127.4; the result of a deferred gain.

In connection with the closing of the Transaction, the Company reinsured certain of its fixed annuity business to two wholly owned subsidiaries of Athene. The business being reinsured includes substantially all in-force individual fixed and fixed index deferred and fixed payout annuities of the Company. As a result of the Transaction, the Company no longer issues fixed annuity or fixed indexed annuity contracts. The impact of the reinsurance transaction on the Company's 2018 financial statement was a decrease in net income of approximately $12.0 primarily due to the ceding commission the Company paid to Athene.

Effective December 31, 2018 the Company and its affiliate SLD entered into an Automatic Retrocession Agreement whereby SLD assumed certain life insurance business from the Company on a modified coinsurance basis. The Company ceded $872.8 in premiums to SLD; the approximate effects of the transaction on the Company's 2018 financial statements was an increase in pre-tax income $10.6 and an increase in surplus of $40.3; the result of a deferred gain.

Assumed premiums amounted to $94.7, $88.5 and $1,213.7 for 2020, 2019 and 2018, respectively.

_____

(Dollar amounts in millions, unless otherwise stated)

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	2020	2019	2018
	(In Thousands)		
Premiums for the year ended	$ 2,086,674	$ 2,502,311	$ 3,041,384
Benefits paid or provided for the year ended	1,892,597	2,228,698	1,960,684
Policy and contract liabilities at year end	11,518,475	11,890,454	11,475,126

The amount of reinsurance credits taken for new agreements executed since January 1, 2020 to include policies or contracts that were in force or which had existing reserves established by the Company were $0.

The Company has reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement. The aggregate reduction in surplus of a unilateral cancellation by the reinsurer which results in a net obligation of the reporting entity to the reinsurer is $0.1 as of December 31, 2020, and the total amount of reinsurance credits taken for these agreements is $0.4 and $0.4 as of December 31, 2020 and 2019, respectively.

The Company estimates that an aggregate reduction in surplus of $7.8 billion would occur in the event that all reinsurance agreements were terminated, by either party, as of December 31, 2020. The amount estimated as of December 31, 2019 and 2018 was $8.0 billion and $7.4 billion, respectively. This excludes any agreements under which the reinsurer may unilaterally cancel for reasons other than nonpayment of premium or other similar credits.

_____

(Dollar amounts in millions, unless otherwise stated)

12. Capital and Surplus

Under Minnesota insurance regulations, the Company is required to maintain a minimum total capital and surplus of $2.0. Under Minnesota insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the greater of (1) 10% of the insurer's policyholder surplus as of the preceding December 31 or (2) the insurer's net gain from operations for the twelve-month period ended the preceding December 31, in each case determined in accordance with statutory accounting principles. In addition, under Minnesota insurance law, no dividend or other distribution exceeding an amount equal to an insurance company's earned surplus may be paid without the domiciliary insurance regulator's prior approval.   An extraordinary dividend or distribution cannot be paid without the prior approval of the Minnesota Department of Commerce-Insurance Division.

The Company's surplus notes as of December 31, 2020:

Date Issued	Interest Rate	Original Issue Amount of Note	Is Surplus Note Holder a Related Party (Y/N)	Carrying Value of Note Prior Year	Carrying Value of Note Current Year*	Unapproved Interest And/ Or Principal
12/1/2001	1.17%	$ 100,000	Y	$ 100,000	$ 100,000	$ 528
XXX	XXX	$ 100,000	XXX	$ 100,000	$ 100,000	$ 528

Current year Interest Expense Recognized	Life-To-Date Interest Expense Recognized	Current Year Interest Offset Percentage (not including amounts paid to a 3rd party liquidity provider).	Current Year Principal Paid	Life-To-Date Principal Paid	Date of Maturity
$ 2,295	$ 66,383	—%	$ —	$ —	9/15/2021
$ 2,295	$ 66,383	XXX	$ —	$ —	XXX

Are Surplus Note payments contractually linked? (Y/N)	Surplus Note payments subject to administrative offsetting provisions? (Y/N)	Were Surplus Notes proceeds used to purchase an asset directly from the holder of the surplus note? (Y/N)	Is Asset Issuer a Related Party (Y/N)	Type of Assets Received Upon Issuance
N	N	N	N	
XXX	XXX	XXX	XXX	XXX

Principal Amount of Assets Received Upon Issuance	Book/Adjusted Carry Value of Assets	Is Liquidity Source a Related Party to the Surplus Note Issuer? (Y/N)
$ —	$ —	N
$ —	$ —	XXX

_____

(Dollar amounts in millions, unless otherwise stated)

A surplus note with a carrying value and par value of $100.0 was issued by the Company to Voya Holdings on December 1, 2001 with September 15, 2021 as the date of maturity. On November 25, 2009, the surplus note transferred beneficial ownership from Voya Holdings to SLDI Georgia Holdings, Inc.("SGH"). For the years ended December 31, 2020, 2019 and 2018, interest paid totaled $2.3, $3.1 and $2.6, respectively. There is no accrued interest for the years ended December 31, 2020 and 2019. The interest rate associated with this surplus debenture varies. The amount of unapproved interest and/or principal associated with this surplus debenture is $0.5, $0.9, and $0.8 as of December 31, 2020, 2019 and 2018, respectively.

Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Minnesota Insurance Commissioner.

Capital Contributions and Extraordinary Dividends

On August 11, 2020, the Company paid a capital contribution in the amount of $6.5 to its subsidiary, RR.

On April 4, 2019, the Company declared an extraordinary distribution, which has been recorded as a reduction to paid in capital, in the amount of $360.0 to its sole shareholder, Voya Holdings Inc., for ultimate distribution to Voya Financial, Inc., subject to approval of the Minnesota Department of Commerce-Insurance Division, which was paid on April 30, 2019, after receipt of such approval.

On December 21, 2018, the Company received a return of capital of $7.5 from RR.

The Company did not receive any capital contributions from Voya Holdings during 2020, 2019 and 2018.

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

_____
(Dollar amounts in millions, unless otherwise stated)

13. Fair Values of Financial Instruments

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes more significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The Company's composition of asset mix can change from period to period and all assets described below may not be held at December 31, 2020.

The following methods and assumptions are used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes there to:

Cash, cash equivalents and short term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

(Dollar amounts in millions, unless otherwise stated)

Bonds and equity securities: The Company utilizes a number of valuation methodologies to determine the fair values of its bonds, preferred stocks and common stocks reported herein in conformity with the concepts of "exit price" and the fair value measurement as prescribed in SSAP No. 100R, *Fair Value* ("SSAP No. 100R"). Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Fair values for actively traded marketable bonds are determined based upon quoted market prices and are classified as Level 1 assets. Corporate bonds, ABS, U.S. agency bonds, and foreign securities use observable pricing method such as matrix pricing, market corroborated pricing or inputs such as yield curves and indices. These investments are classified as Level 2. All other bonds are classified as level 2 or 3.

For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0.7% and 8.4% over the total portfolio. The Company's statutory fair values represent the amount that would be received to sell securities at the measurement date (i.e. "exit value" concept).

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

_____

(Dollar amounts in millions, unless otherwise stated)

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or for certain bonds and preferred stock when carried at the lower of cost or market.

Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices and London Interbank Offered Rates ("LIBOR") and Overnight Index Swap Rates ("OIS"). For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Derivatives which qualify for special hedge accounting treatment are reported in a manner that is consistent with the accounting for the hedged asset or liability.

The Company's financial assets and liabilities have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the balance sheets are categorized as follows:

▪   Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

▪   Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
   a)   Quoted prices for similar assets or liabilities in active markets;
   b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
   c)   Inputs other than quoted market prices that are observable; and
   d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

_____

(Dollar amounts in millions, unless otherwise stated)

- ▪ Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Bonds and other invested assets: Securities that are carried at fair value on the balance sheet are classified as Level 2 or Level 3. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. Fair value for privately placed bonds and other invested assets is determined using a matrix-based pricing model and are classified as Level 2 assets. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. The Company's level 3 fair value measurements of its bonds and other invested assets are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis.

Preferred and common stock: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Certain preferred stock and common stock prices are obtained through commercial pricing services and are classified as Level 2 assets. Other equity securities, typically private equities or equity securities not traded on an exchange are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash equivalents and short-term investments: The fair values for cash equivalents and short-term investments are generally determined based on most quoted market prices.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. The underlying instruments in bonds have valuations that are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policies described above for bonds.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Certain derivatives are carried at fair value (on the balance sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data, such as yield curves, exchange rates, S&P 500 Index prices, LIBOR, and OIS, which are obtained from third party

90

(Dollar amounts in millions, unless otherwise stated)

sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. The Company's own credit risk is monitored by comparison of credit ratings from national rating services. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company also has certain swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. Futures and TBA forwards are valued based on quoted prices and listed as level 1. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Mortgage loans: The fair values for mortgage loans are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans are classified as Level 3.

Contract loans: The fair value of policy loans approximates the carrying value of the loans. Contract loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Deposit type contracts: Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

For certain deposit type contracts, fair value is estimated by discounting cash flows at rates that are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

Supplementary contracts and immediate annuities: Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 2 and 3.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2020:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
			(In Thousands)		
Assets:					
Bonds, including securities pledged	$ 14,526,452	$ 12,281,330	$ 529,046	$ 13,246,810	$ 750,596
Preferred stock	94,193	73,875	6,942	5,916	81,335
Common stock	20,880	20,880	41	10,000	10,840
Mortgage loans	2,099,753	1,946,419	—	—	2,099,753
Contract loans	484,588	484,588	—	484,588	—
Other invested assets	288,053	206,127	—	288,053	—
Cash equivalents and short-term investments	32,563	32,323	28,116	4,447	—
Derivatives					
Equity contracts	4,673	4,673	—	4,673	—
Foreign exchange contracts	734	286	—	734	—
Interest rate contracts	12,700	12,315	624	12,076	—
Separate account assets	2,604,754	2,604,754	2,594,055	9,945	754
Total Assets	$ 20,169,343	$ 17,667,570	$ 3,158,824	$ 14,067,242	$ 2,943,278
Liabilities:					
Supplementary contracts and immediate annuities	$ 73,883	$ 103,665	$ —	$ —	$ 73,883
Deposit type contracts	680,076	680,076	—	680,076	—
Derivatives					
Credit contracts	311	524	—	311	—
Equity contracts	3,826	3,826	—	3,826	—
Foreign exchange contracts	7,088	9,142	—	7,088	—
Interest rate contracts	116,608	77,088	35	116,573	—
Total Liabilities	$ 881,792	$ 874,321	$ 35	$ 807,874	$ 73,883

The Company did not have any financial instruments for which it was not practicable to estimate fair value or measured and reported at net asset value (NAV) as of December 31, 2020.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2019:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
			(In Thousands)		
Assets:					
Bonds, including securities pledged	$ 13,941,832	$ 12,514,130	$ 489,570	$ 12,887,924	$ 564,338
Preferred stock	92,703	80,899	6,632	5,579	80,492
Common stock	21,093	21,094	36	10,000	11,057
Mortgage loans	2,148,258	2,020,813	—	—	2,148,258
Contract loans	523,256	523,256	—	523,256	—
Other invested assets	264,590	204,773	—	264,590	—
Cash equivalents and short-term investments	29,844	29,846	29,794	50	—
Derivatives					
Equity contracts	2,813	2,813	—	2,813	—
Foreign exchange contracts	1,626	1,301	—	1,626	—
Interest rate contracts	18,972	18,645	489	18,483	—
Separate account assets	2,331,634	2,331,634	2,320,047	10,607	980
Total Assets	$ 19,376,621	$ 17,749,204	$ 2,846,568	$ 13,724,928	$ 2,805,125
Liabilities:					
Supplementary contracts and immediate annuities	$ 89,223	$ 103,584	$ —	$ —	$ 89,223
Deposit type contracts	683,511	683,511	—	683,511	—
Derivatives					
Credit contracts	284	284	—	284	—
Equity contracts	1,952	1,952	—	1,952	—
Foreign exchange contracts	2,710	3,035	—	2,710	—
Interest rate contracts	58,382	35,318	79	58,303	—
Total Liabilities	$ 836,062	$ 827,684	$ 79	$ 746,760	$ 89,223

The Company did not have any financial instruments for which it was not practicable to estimate fair value or measured and reported at net asset value (NAV) as of December 31, 2019.

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
		(In Thousands)		
Assets:				
Common stock	$ 41	$ 10,000	$ 10,840	$ 20,880
Derivatives				
Equity contracts	—	4,673	—	4,673
Interest rate contracts	624	11,691	—	12,315
Separate account assets	2,594,055	9,945	754	2,604,754
Total assets	$ 2,594,720	$ 36,309	$ 11,594	$ 2,642,622
Liabilities:				
Supplementary contracts and immediate annuities	$ —	$ —	$ 40,817	$ 40,817
Deposit type contracts	—	680,076	—	680,076
Derivatives				
Credit contracts	—	318	—	318
Equity contracts	—	3,826	—	3,826
Foreign exchange contracts	—	1,028	—	1,028
Interest rate contracts	—	77,088	—	77,088
Total liabilities	$ —	$ 762,336	$ 40,817	$ 803,153

94

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Assets:				
Common stock	$ 36	$ 10,001	$ 11,057	$ 21,094
Derivatives				
Equity contracts	—	2,813	—	2,813
Interest rate contracts	478	18,166	—	18,644
Separate account assets	2,320,047	10,607	980	2,331,634
Total assets	$ 2,320,561	$ 41,587	$ 12,037	$ 2,374,185
Liabilities:				
Deposit type contracts	$ —	$ 683,511	$ —	$ 683,511
Supplementary contracts and immediate annuities	—	—	40,599	40,599
Derivatives				
Credit contracts	—	284	—	284
Equity contracts	—	1,952	—	1,952
Foreign exchange contracts	—	433	—	433
Interest rate contracts	—	35,318	—	35,318
Total liabilities	$ —	$ 721,498	$ 40,599	$ 762,097

95

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2020:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
				(In Thousands)						
Assets										
Bonds										
Common Stock	$ 11,057	$ —	$ —	$ (3,182)	$ 1,155	$ 2,949	$ —	$ —	$ (1,140)	$ 10,839
Separate accounts	980	—	—	—	(151)	—	—	—	(75)	754
Total	$ 12,037	$ —	$ —	$ (3,182)	$ 1,004	$ 2,949	$ —	$ —	$ (1,215)	$ 11,593
Liabilities										
Supplementary contracts and immediate annuities	40,599	—	—	—	—	—	—	—	218	$ 40,817
Total	$ 40,599	$ —	$ —	$ —	$ —	$ —	$ —	$ —	218	$ 40,817

There were no transfers into or out of Level 3 during the year ended December 31, 2020. The Company's policy is to recognize transfers in and transfers out as of the beginning of the most recent quarterly reporting period.

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2019:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
				(In Thousands)						
Common Stock	$ 3,808	$ —	$ —	$ (8,696)	$ 3,262	$ 12,683	$ —	$ —	$ —	$ 11,057
Separate accounts	71	—	(57)	—	16	1,000	—	—	(50)	980
Total	$ 3,879	$ —	$ (57)	$ (8,696)	$ 3,278	$ 13,683	$ —	$ —	$ (50)	$ 12,037
Liabilities										
Supplementary contracts and immediate annuities	$ —	$ 42,426	$ —	$ —	$ —	$ —	$ —	$ —	$ (1,827)	$ 40,599
Total	$ —	$ 42,426	$ —	$ —	$ —	$ —	$ —	$ —	$ (1,827)	$ 40,599

Transfers into or out of Level 3 during the year ended December 31, 2019 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes, when prices are not available from one of the commercial pricing services, are reflected as transfers into Level 3. These securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

_____

(Dollar amounts in millions, unless otherwise stated)

Transfers into Level 3 during the year ended December 31, 2019 are the result of a re-evaluation of certain supplementary contracts and immediate annuities previously classified as Level 2. Based on this evaluation, Level 3 classification has been deemed appropriate.

14. Commitments and Contingencies

Operating Leases: The Company is party to certain cost sharing agreements with other affiliated Voya Financial, Inc. companies. Included in those cost sharing arrangements is rent expense, which is allocated to the Company in accordance with systematic cost allocation arrangements. During the years ended December 31, 2020, 2019 and 2018, rent expense totaled $1.7, $1.9 and $1.8, respectively.

Legal Proceedings - The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. The Company's litigation includes *Henkel of America v. ReliaStar Life Insurance Company* (USDC District of Connecticut, No. 1:18-cv-00965) (filed June 8, 2018). Plaintiff alleges that the Company breached the terms of a stop loss policy it issued to Plaintiff by refusing to reimburse Plaintiff for more than $47.0 in claims incurred by participants in prior years and submitted for coverage under the stop loss policy. Plaintiff alleges a breach of contract claim or, in the alternative, that the stop loss policy be declared to cover the submitted claims, and also asserts that the Company engaged in unfair trade practices and unfair insurance practices in violation of state statutes, and did so willfully and intentionally to warrant an award of punitive damages under state law. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

In addition, the life insurance industry, including the Company, has experienced litigation alleging, for example, that insurance companies have breached the terms of their life insurance policies by increasing the insurance rates of the applicable policies inappropriately or by factoring into rate adjustments elements not disclosed under the terms of the applicable policies, and, consequently, unjustly enriched themselves. This litigation is generally known as cost of insurance litigation. While it is not possible to forecast the outcome of such lawsuits or arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits or arbitrations will not have a material adverse effect on the Company's operations or financial position. Cost of insurance litigation for the Company includes *Advance Trust & Life Escrow Services, LTA v. ReliaStar Life Insurance Company* (USDC District of Minnesota, No. 1:18-cv-02863) (filed October 5, 2018), a putative class action in which Plaintiff alleges that the Company's universal life insurance policies only permitted the Company to rely upon the policyholders' expected future mortality experience to establish the cost of insurance, and that as projected

(Dollar amounts in millions, unless otherwise stated)

mortality experience improved, the policy language required the Company to decrease the cost of insurance. Plaintiff alleges that the Company did not decrease the cost of insurance as required, thereby breaching its contract with the policyholders, and seeks class certification. The Company denies the allegations in the complaint, believes the complaint to be without merit, and will defend the lawsuit vigorously.

Regulatory Matters - As with many financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Some of the investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of such regulatory action is difficult to predict, but could subject the Company to adverse consequences, including, but not limited to, additional payments to beneficiaries, settlement payments, penalties, fines and other financial liability, and changes to the Company's policies and procedures. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position. It is the practice of the Company to cooperate fully in these matters.

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase private placements and commercial mortgages of $28.3 and $30.3 at December 31, 2020 and 2019, respectively. The Company is also committed to provide additional capital contributions of $327.0 and $336.6 at December 31, 2020 and 2019, respectively, in partnerships.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, death benefits, withdrawals, surrenders and dividends to its parent.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. In addition, the investment portfolio is primarily composed of high quality fixed income investments, which include holdings of U.S. Government securities, high quality corporate bonds and agency backed residential mortgage backed securities. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows.

_____
(Dollar amounts in millions, unless otherwise stated)

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the general account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

15. Financing Agreements

The Company has entered into a reciprocal loan agreement with Voya Financial, Inc. to promote efficient management of cash and liquidity and to provide for unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2030, the Company and Voya Financial, Inc. can borrow up to 2% of the Company's admitted assets excluding separate accounts as of December 31 of the preceding year from one another. Interest on any borrowing by a subsidiary under a reciprocal loan agreement is charged at a rate based on the prevailing market rate for similar third-party borrowing or securities. Under this agreement, the Company received interest income of $0.1, $0.3 and $0.4 for the years ended December 31, 2020, 2019, and 2018, respectively.

There was minimal interest expense incurred on borrowed money for the years ended December 31, 2020, 2019, and 2018.

As of December 31, 2020 and 2019, the Company had $0.0 and $0.0 outstanding receivable and no outstanding payable from Voya Financial, Inc. under the reciprocal loan agreement.

As of December 31, 2020, the Company is the beneficiary of letters of credit totaling $716.1; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing.

(Dollar amounts in millions, unless otherwise stated)

16. Related Party Transactions

The Company has entered into various management and services contracts with other affiliated Voya Financial, Inc. companies. The costs associated with these agreements are allocated among those companies in accordance with systematic cost allocation methods. The Company's material related party agreements are detailed below:

Investment Management: The Company has entered into an investment advisory agreement with Voya Investment Management LLC ("VIM") under which VIM provides the Company with investment management services. For the years ended December 31, 2020, 2019 and 2018, expenses were incurred in the amounts of $30.6, $30.4 and $29.3, respectively.

Services Agreements: The Company has entered into an inter-insurer services agreement with its U.S. insurance company affiliates and other affiliates (collectively, the "affiliates") whereby the affiliates provide certain administrative, management, professional, advisory, consulting, and other services to each other. For the years ended December 31, 2020, 2019 and 2018, expenses were incurred in the amounts of $2.4, $10.3 and $16.8, respectively.

For the year ended December 31, 2020, the Company transferred investment securities of $72.0 to Voya Retirement Insurance and Annuity Company ("VRIAC").

The Company has entered into a services agreement with VSC whereby VSC provides certain administrative, management, professional, advisory, consulting and other services to the Company. For the years ended December 31, 2020, 2019 and 2018, expenses were incurred in the amounts of $341.3, $247.6 and $209.6, respectively.

Tax Sharing Agreements: See Note 9 for disclosure related to the federal tax sharing agreement.

The Company has also entered into a state tax sharing agreement with Voya Financial, Inc. and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which Voya Financial, Inc. and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

(Dollar amounts in millions, unless otherwise stated)

17. Accident and Health Contracts

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	2020	2019
	(In Thousands)	
Balance at January 1	$ 434,279	$ 414,947
Less reinsurance recoverables	362,541	340,095
Net balance at January 1	71,738	74,852
Incurred related to:		
Current year	342,964	118,038
Prior years	239,767	(12,948)
Total incurred	582,731	105,090
Paid related to:		
Current year	191,477	78,408
Prior years	90,404	29,796
Total paid	281,881	108,204
Net balance at December 31	372,589	71,738
Plus reinsurance recoverables	63,809	362,541
Balance at December 31	$ 436,398	$ 434,279

The change in incurred losses and loss adjustment expenses attributable to insured events of prior years is generally the result of ongoing analysis of recent loss development trends, but could include a reduction due to retrospectively rated contracts. Incurred and paid claims are presented net of reinsurance. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

As a result of a modified coinsurance reinsurance agreement, the entire claim liability is held by the Company, while only 20% of the paid claims remain on the Company's financial statements. Incurred and paid claims are presented net of reinsurance.

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the balance sheet.

As of December 31, 2020, a $7.5 decrease in reserves was driven by two updates to the Supplemental Benefit IBNR calculation: 1) Pegged loss ratios were updated to reflect recent trends and 2) The grading period from the pegged loss ratio to the full claims experience was updated to reflect the speed at which claims develop.

_____

(Dollar amounts in millions, unless otherwise stated)

The Company currently does not actively write any health insurance premium subject to the Affordable Care Act Risk sharing provisions. The Company's existing health insurance business consists of grandfathered policies issued prior to March 23, 2010 that are not Qualified Health Plans ("QHP"), as defined in the Affordable Care Act. As a result, the Company does not have any admitted assets, liabilities or revenue elements under any program regarding the risk sharing provisions of the Affordable Care Act for the reporting periods ended December 31, 2020, 2019 and 2018.

18. Retrospectively Rated Contracts

The Company estimates accrued retrospective premium adjustments for its group life and health insurance business through a mathematical approach using an algorithm of the Company's underwriting rules and experience rating practices. The Company records accrued retrospective premium as an adjustment to earned premium. The amount of group life premiums written, net of reinsurance, by the Company that was subject to retrospective rating features was $16.0, $13.9, and $12.7 for December 31, 2020, 2019, and 2018, respectively. This represented $3.1%, 7.9%, and 2.3% of the total group life premiums written, net of reinsurance, for December 31, 2020, 2019 and 2018, respectively. The amount of group health premiums written, net of reinsurance, which are subject to retrospective rating features by the Company was $79.1, $1.7, and $1.6 for December 31, 2020, 2019 and 2018, respectively. This represented 5.1%, 0.6%, and 1.0% of net group health premiums written at December 31, 2020, 2019 and 2018, respectively.

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2020

(Dollar amounts in millions, unless otherwise stated)

19. Direct Premiums Written/Produced by Managing General Agents/Third Party Administrators

Name of Managing General Agent or Third Party Administrator	FEIN Number	Exclusive Contract	Type of Business Written	Type of Authority Granted *	Total Direct Premiums Written
					(In Thousands)
2020					
Disability Reinsurance Management Services One Riverfront Plaza Westbrook, ME 04092-9700	01-0483086	No	Disability Income	C,CA,B,U	$ 161,212
Total					$ 161,212
2019					
Disability Reinsurance Management Services One Riverfront Plaza Westbrook, ME 04092-9700	01-0483086	No	Disability Income	C,CA,B,U	$ 145,534
Total					$ 145,534
2018					
Disability Reinsurance Management Services One Riverfront Plaza Westbrook, ME 04092-9700	01-0483086	No	Disability Income	C,CA,B,U	$ 123.535
Total					$ 123,535

* C = Claims payment, CA = Claims adjustment, B = Binding authority, U = Underwriting

_____

(Dollar amounts in millions, unless otherwise stated)

20. Subsequent Events

The Company has evaluated all events occurring after December 31, 2020 through April 5, 2021, the date the financial statements were available to be issued, to determine whether any event required either recognition or disclosure in the statutory-basis financial statements. No other material subsequent events were noted other than those already disclosed.

On January 4, 2021, the Company's ultimate parent, Voya Financial, Inc., closed a transaction with Resolution Life US for the sale of Voya Financial, Inc.'s life insurance and legacy non-retirement annuity businesses and related assets. See Note 1 for more details.

On March 30, 2021, the Company received a return of capital of $52.0 from RR.

On March 31, 2021, Voya Holding Inc. contributed, Voya Financial Holding II, LLC ("VFHII") to the Company . Immediately after VFHII paid a return of capital of $20.0 to the Company. Subsequently the Company liquidated VFHII.

PART C
OTHER INFORMATION

Item 24   Financial Statements and Exhibits
(a)   Financial Statements:
    (1)   Included in Part A:
        Condensed Financial Information
    (2)   Included in Part B:
        Financial Statements of Separate Account N:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2020
- Statements of Operations for the year ended December 31, 2020
- Statements of Changes in Net Assets for the years ended December 31, 2020 and 2019
- Notes to Financial Statements

Financial Statements - Statutory Basis - of ReliaStar Life Insurance Company:
- Report of Independent Registered Public Accounting Firm
- Balance Sheets - Statutory Basis - as of December 31, 2020 and 2019
- Statements of Operations - Statutory Basis - for the years ended December 31, 2020, 2019 and 2018
- Statements of Changes in Capital and Surplus - Statutory Basis - for the years ended December 31, 2020, 2019 and 2018
- Statements of Cash Flows - Statutory Basis - for the years ended December 31, 2020, 2019 and 2018
- Notes to Financial Statements - Statutory Basis

(b)   Exhibits
    (1.1)   Resolution of the Board of Directors of ReliaStar Life Insurance Company ("Depositor") Authorizing the Establishment of Separate Account N ("Registrant"). Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-120636), as filed on November 19, 2004.
    (1.2)   Resolution of the Executive Committee of the Board of Directors of Northern Life Insurance Company ("Depositor") Authorizing the Establishment of Separate Account One ("Registrant"). Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.

    (2)   Not applicable

    (3.1)   Distribution and Administrative Services Agreement between ING Financial Advisers, LLC and Depositor. Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-100207), as filed on February 20, 2004.
    (3.2)   Amended Broker/Dealer Variable Annuity Compensation Schedule. Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 033-90474), as filed on November 5, 1999.
    (3.3)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 333-100207), as filed on April 7, 2011.
    (3.4)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-100209), as filed on April 15, 2014.

(3.5)   Amendment No. 2 made and entered into as of September 30, 2014 to the Intercompany Agreement dated as of December 22, 2010 by and among Voya Investment Management LLC (formerly ING Investment Management LLC) and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 (File No. 333-100207), as filed on December 11, 2014.

(3.6)   Amendment No. 3 to the Intercompany Agreement between Voya Investment Management LLC and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 (File No. 333-100209), as filed on April 22, 2016.

(3.7)   Amendment No. 4 to the Intercompany Agreement between Voya Investment Management LLC and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 333-100207), as filed on April 13, 2017.

(3.8)   Amendment No. 5 to the Intercompany Agreement between Voya Investment Management LLC and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 29 to Registration Statement on Form N-4 (File No. 333-100207), as filed on April 12, 2019.

(3.9)   Amendment No. 6 to the Intercompany Agreement between Voya Investment Management LLC and ReliaStar Life Insurance Company Incorporated by reference to Post-Effective Amendment No. 29 to Registration Statement on Form N-4 (File No. 333-100207), as filed on April 12, 2019.

(4.1)   Individual Deferred Tax Sheltered Annuity Contract (Transfer Series). Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.

(4.2)   Individual Deferred Annuity Contract (Transfer Series) for use with Non-Qualified Plans. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.

(4.3)   Individual Deferred Retirement Annuity Contract (Transfer Series). Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.

(4.4)   Flexible Premium Individual Deferred Tax-Sheltered Annuity Contract. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.

(4.5)   Flexible Premium Individual Deferred Retirement Annuity Contract. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.

(4.6)   Flexible Premium Individual Deferred Annuity Contract (457 Variable Annuity Contract) • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.

(4.7)   ERISA Endorsement. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 23, 1996.

(4.08)   TSA Endorsement. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 28, 1997.

(4.09)   Contract Data Page Form No. 13000 (FL-PBC) 2-95 for use with Form No. 13000 (FL) 2-95 in Florida. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 033-90474), as filed on August 4, 1997.

(4.10)   Table of Sample Values Endorsement Form No. 13058 3-97 for use with Form No. 13000 (FL-PBC) 2-95 in Florida. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 033-90474), as filed on August 4, 1997.

(4.11)   Roth IRA Endorsement. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.

(4.12)   Fixed Account C Endorsement. Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-90474), as filed on December 23, 1998.

(4.13)   Waiver Endorsement. Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 23, 1999.

(4.14)   Internal Revenue Code Section 457 Endorsement (13086 8-99). Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 25, 2001.

(4.15)   ReliaStar Endorsement (merger). Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-100207), as filed on October 24, 2002.

(4.16)   Endorsement 149468-09 to Form No. 13000 2-95. Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement on Form N-4 (File No. 333-100208), as filed on April 28, 2009.

(4.17)   Endorsement 149854-08 to Form No. 13000 2-95. Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement on Form N-4 (File No. 333-100208), as filed on April 28, 2009.

(4.18)   Endorsement 03905 01-02 to the Flexible Premium Individual Deferred Annuity Contract (Retail Series - TSA) Form No. 13000 2-95 and 13004 2-95. Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-100208), as filed on April 12, 2012.

(4.19)   Endorsement 212397-20 SECURE-Defined Contribution.

(5)   Contract Application Form (Transfer Series and Flex Series). Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.

(6.1)   Amended Articles of Incorporation of Depositor. Incorporated by reference to Form S-6 Registration Statement of Select-Life Variable Account (File No. 333-18517), as filed on December 23, 1996.

(6.2)   Amended Bylaws of Depositor. Incorporated by reference to Form S-6 Registration Statement of Select-Life Variable Account (File No. 333-18517), as filed on December 23, 1996.

(7)   Not applicable

(8.1)   Fund Participation Agreement dated as of April 30, 2003 among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.

(8.2)   Business Agreement dated April 30, 2003 by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.

(8.3)   Rule 22c-2 Agreement dated and effective as of April 16, 2007 and operational on October 16, 2007 between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.4) Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V. Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.5) Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC. Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.6) Service Contract dated June 20, 2003 and effective as of June 1, 2002 by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation. Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.7) Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.8) Amended and Restated Participation Agreement as of June 1, 2019 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Voya Financial Partners, LLC. Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2019.

(8.9) Amended and Restated Administrative Services Agreement dated June 1, 2019, between Franklin Templeton Services, LLC, Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2019.

(8.10) Rule 22c-2 Shareholder Information Agreement entered into as of June 1, 2019 among Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2019.

(8.11) Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.12) Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001, and by reference to Post-Effective Amendment No. 56 (File No. 333-01107), as filed on December 18, 2009.

(8.13) Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.14)   Fund Participation Agreement made and entered into as of August 8, 1997 by and among Northern Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 033-90474), as filed on August 4, 1997 and effective August 8, 1997.

(8.15)   Service Agreement effective August 8, 1997 by and between Neuberger Berman Management Inc. and Northern Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 033-90474), as filed on August 4, 1997 and effective August 8, 1997.

(8.16)   Rule 22c-2 Agreement dated April 16, 2007 and effective as of October 16, 2007 between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 333-100207), as filed on October 1, 2007.

(8.17)   Participation Agreement dated as of May 1, 2004 among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and PA Distributors LLC. Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.18)   Novation of and Amendment to Participation Agreement dated as of January 26, 2011 and effective as of February 14, 2011 by and among Allianz Global Investors Distributors LLC, PIMCO Investments LLC, PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 25, 2012.

(8.19)   Services Agreement effective as of May 1, 2004 between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.20)   Rule 22c-2 Agreement dated no later than April 16, 2007, is effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.

(8.21)   Participation Agreement made and entered into as of July 1, 2001 by and among Pioneer Variable Contracts Trust, Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.22)   Rule 22c-2 Agreement dated March 1, 2007 and is effective as of October 16, 2007 between Pioneer Investment Management Shareholder Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.23)	Fund Participation, Administrative and Shareholder Services Agreement, made and entered into as of July 25, 2016, and effective on the December 31, 2015, by and between ReliaStar Life Insurance Company, Voya Financial Partners, LLC, Voya Investments Distributor, LLC, Voya Balanced Portfolio, Voya Government Money Market Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Insurance Trust, Voya Variable Portfolios, Inc. and Voya Variable Products Trust. Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-6, File No. 333-100207, as filed on April 13, 2017.
(8.24)	Amendment No. 1, entered into on October 14, 2020 and effective as of January 1, 2020, to the Fund Participation, Administrative and Shareholder Service Agreement dated as of July 25, 2016 by and between Voya Retirement Insurance and Annuity Company, Voya Financial Partners, LLC, and Voya Investments Distributor LLC and each retail, insurance dedicated, registered investment company listed on Schedule A of the Agreement ● Incorporated by reference to Post-Effective Amendment No. 73 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 5, 2021.
(8.25)	Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.26)	Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.27)	Service Agreement with Investment Adviser effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.28)	Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.
(9)	Consent and Opinion of Counsel
(10)	Consent of Independent Registered Public Accounting Firm
(11)	Not applicable
(12)	Not applicable
(13)	Powers of Attorney

Item 25. Directors and Principal Officers of the Depositor*

Name and Principal Business Address	Positions and Offices with Depositor
Robert L. Grubka, 20 Washington Avenue South, Minneapolis, MN 55401	Director and President
Michael R. Katz, Work at Home, Pennsylvania	Director, Senior Vice President and Chief Financial Officer
Heather H. Lavallee, One Orange Way, Windsor, CT 06095-4774	Director and Senior Vice President
Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169	Director and Chairman
Charles P. Nelson, One Orange Way, Windsor, CT 06095-4774	Director
Francis G. O'Neill, One Orange Way, Windsor, CT 06095-4774	Director, Senior Vice President and Chief Risk Officer
Michael S. Smith, 230 Park Avenue, New York, NY 10169	Director, Executive Vice President
Larry N. Port, 230 Park Avenue, New York, NY 10169	Executive Vice President and Chief Legal Officer
Carlo Bertucci, One Orange Way, Windsor, CT 06095-4774	Senior Vice President, Treasurer and Chief Tax Officer
C. Landon Cobb, Jr., 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer
Matthew Toms, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Senior Vice President
Michele White, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
Wayne M. Forlines, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Vice President, Compliance
Carol B. Keen, Work at Home, Florida	Vice President
Niccole A. Peck, 5780 Powers Ferry Road, NW, Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Kyle A. Puffer, One Orange Way, Windsor, CT 06095-4774	Vice President and Appointed Actuary
Kevin J. Reimer, 5780 Powers Ferry Road, NW, Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
John Thistle, 30 Braintree Hill Office Park, Floors 2-4, Braintree MA 02184	Vice President
Rajat P. Badhwar, One Orange Way, Windsor, CT 06095-4774	Chief Information Security Officer
Melissa A. O'Donnell, 20 Washington Avenue South Minneapolis, Minnesota 55401	Secretary

* These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Voya Financial, Inc.
HOLDING COMPANY SYSTEM

03-31-2021

Voya Financial, Inc.
Non-Insurer (Delaware) 52-1222820
NAIC 4832

Pen-Cal Administrators, Inc.
Non-Insurer (California) 94-2695108

Voya Services Company
Non-Insurer (Delaware) 52-1317217

Voya Payroll Management, Inc.
Non-Insurer (Delaware) 52-2197204

Voya Holdings Inc.
Non-Insurer (Connecticut) 02-0488491

03/31/21

Page 1

Voya Benefits Company, LLC
Non-Insurer (Delaware) 83-0965809

Voya Financial Advisors, Inc.
Non-Insurer (Minnesota) 41-0945505

Voya Investment Management LLC
Non-Insurer (Delaware) 58-2361003

Voya Investment Management Co. LLC
Non-Insurer (Delaware) 06-0888148

Voya Investment Trust Co.
Non-Insurer (Connecticut) 06-1440627

Voya Investment Management (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Services (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Alternative Assets LLC
Non Insurer (Delaware) 13-4038444

Voya Alternative Asset Management LLC
Non-Insurer (Delaware) 13-3863170

Voya Furman Selz Investments III LLC (*a)
Non-Insurer (Delaware) 13-4127836

Voya Realty Group LLC
Non-Insurer (Delaware) 13-4003969

Voya Pomona Holdings LLC
Non-Insurer (Delaware) 13-4152011

Pomona G. P. Holdings LLC (*b)
Non-Insurer (Delaware) 13-4150600

Pomona Management LLC
Non-Insurer (Delaware) 13-4149700

Voya Alternative Asset Management Ireland Limited
Non-Insurer (Ireland)

03/31/21

Page 2

Voya Capital, LLC
Non-Insurer (Delaware) 86-1020892

Voya Funds Services, LLC
Non-Insurer (Delaware) 86-1020893

Voya Investments Distributor, LLC
Non-Insurer (Delaware) 03-0485744

Voya Investments, LLC
Non-Insurer (Arizona) 03-0402099

RiverRoch LLC (*c)
Non-Insurer (Delaware)

Oconee Real Estate Holdings LLC (*d)
Non-Insurer (Delaware) 85-15787

Voya Retirement Insurance and Annuity Company
Insurer (Connecticut) 71-0294708 NAIC 86509

Voya Financial Partners, LLC
Non-Insurer (Delaware) 06-1375177

Voya Institutional Plan Services, LLC
Non-Insurer (Delaware) 04-3516284

Voya Retirement Advisors, LLC
Non-Insurer (New Jersey) 22-1862786

Voya Institutional Trust Company
Non-Insurer (Connecticut) 46-5416028

ReliaStar Life Insurance Company
Insurer (Minnesota) 41-0451140 NAIC 67105

ReliaStar Life Insurance Company of New York
Insurer (New York) 53-0242530 NAIC 61360

Roaring River, LLC
Insurer (Missouri) 26-3355951 NAIC 13583

ILICA LLC
Non-Insurer (Connecticut) 06-1067464

Voya International Nominee Holdings, Inc.
Non-Insurer (Connecticut) 06-0952776

Voya Insurance Solutions, Inc.
Non-Insurer (Connecticut) 06-1465377

Roaring River IV Holding, LLC
Non-Insurer (Delaware) 46-3607309

Roaring River IV, LLC
Insurer (Missouri) 80-0955075 NAIC 15365

Voya Custom Investments LLC
Non-Insurer (Delaware) 27-2278894

SLDI Georgia Holdings, Inc.
Non-Insurer (Georgia) 27-1108872

Voya II Custom Investments LLC
Non-Insurer (Delaware) 27-1108872

Rancho Mountain Properties, Inc.
Non-Insurer (Delaware) 27-2987157

Security Life Assignment Corporation
Non-Insurer (Colorado) 84-1437826

IIPS of Florida, LLC
Non-Insurer (Florida)

Voya Special Investments, Inc. (*e)
Non-Insurer (Delaware) 85-1775946

VFI SLK Global Services Private Limited (*f)
Non-Insurer (India)

*a Voya Furman Selz Investments III LLC owned 95.81% by Voya Investment Management Alternative Assets LLC and 4.19% by Third Party Shareholder.
*b Pomona G. P. Holdings LLC owned 50% by Voya Pomona Holdings LLC and 50% by Third Party Shareholder.
*c RiverRoch LLC owned 53.7% by Voya Retirement Insurance and Annuity Company, owned 10.8% by ReliaStar Life Insurance Company, owned 10.8% by Security Life of Denver Insurance Company and owned 24.7% by Non-Affiliate Member.
*d Oconee Real Estate Holdings LLC owned 30.4% by Voya Retirement Insurance and Annuity Company, owned 29% by ReliaStar Life Insurance Company, owned 8.5% by Security Life of Denver Insurance Company and owned 42% by Non-Affiliate Member.
*e Voya Special Investments, Inc. owned 0.2% by Voya Financial, Inc., 49.9% by Voya Retirement Insurance and Annuity Company and 49.9% by ReliaStar Life Insurance Company.
*f VFI SLK Global Services Private Limited owned 49% by Voya Financial, Inc. and owned 51% by SLK Software Services Private Limited.

Item 27. Number of Contract Owners

As of February 28, 2021, there were 9,382 owners of qualified contracts and 260 owners of nonqualified contracts holding interests in variable annuities funded through Separate Account N of ReliaStar Life Insurance Company.

Item 28. Indemnification

Under its Bylaws, Section 5.01, ReliaStar Life Insurance Company ("ReliaStar Life") indemnifies, to the full extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ReliaStar Life, or is or was serving at the request of ReliaStar Life as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ReliaStar Life pursuant to such provisions of the bylaws or statutes or otherwise, ReliaStar Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ReliaStar Life of expenses incurred or paid by a director or officer or controlling person of ReliaStar Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of ReliaStar Life in connection with the securities being registered, ReliaStar Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Section 20 of the Voya Financial Partners, LLC Limited Liability Company Agreement executed as of November 28, 2000 provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a) In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account C of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the 1940 Act), and (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the 1940 Act).

(b) The following are the directors and officers of the Principal Underwriter:

Name and Principal Business Address	Positions and Offices with Underwriter
William P. Elmslie, One Orange Way, Windsor, CT 06095-4774	Managing Director
Bridget J. A. Witzeman, Work at Home, Ohio 44124	Managing Director
Rajat P. Badhwar, One Orange Way, Windsor, CT 06095-4774	Chief Information Security Officer
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren, One Orange Way, Windsor, CT 06095-4774	Chief Financial Officer
Frederick H. Bohn, One Orange Way, Windsor, CT 06095-4774	Assistant Chief Financial Officer
Carlo Bertucci, One Orange Way, Windsor, CT 06095-4774	Senior Vice President, Treasurer and Chief Tax Officer
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
M. Bishop Bastien, 3017 Douglas Boulevard, Roseville, CA 95661	Vice President
Lisa S. Gilarde, One Orange Way, Windsor, CT 06095-4774	Vice President
Gavin T. Gruenberg, 30211 Avenida de las Banderas, Suite 200, Rancho Santa Margarita CA 92688	Vice President
Mark E. Jackowitz, 22 Century Hill Drive, Suite 101, Latham, NY 12110	Vice President
Carol B. Keen, Work at Home, Florida	Vice President
George D. Lessner, Jr., Work at Home, Texas	Vice President
David J. Linney, 2900 North Loop West, Suite 180, Houston, TX 77092	Vice President

Laurie A. Lombardo, One Orange Way, Windsor, CT 06095-4774	Vice President
Benjamin Moy, 30 Braintree Hill Office Park, Floors 2-4, Braintree MA 02184	Vice President
Niccole A. Peck, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Kevin J. Reimer, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Frank W. Snodgrass, Work at Home, Tennessee	Vice President
Tina M. Schultz, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Judson Bryant, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Tax Officer
Cindy S. Craytor, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Tax Officer
Andrew M. Kallenberg, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Tax Officer

(c) Compensation to Principal Underwriter during last fiscal year:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*
Voya Financial Partners, LLC				$3,002,070.44

*   Includes gross concessions associated with the distribution of all registered variable annuity products issued by Separate Account N of ReliaStar Life Insurance Company.

Item 30. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the home office of the Depositor as follows:

> ReliaStar Life Insurance Company
> 20 Washington Avenue South
> Minneapolis, MN 55401

Item 31. Management Services

Not applicable

Item 32. Undertakings

Registrant hereby undertakes:
  (a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

  (b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

  (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.
  (d) The Company hereby represents that with respect to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), it is relying on and complies with the terms of the SEC Staff's No-Action Letter dated August 30, 2012, with respect to participant acknowledgement of and language concerning withdrawal restrictions applicable to such plans. See ING Life Insurance and Annuity Company; S.E.C. No-Action Letter, 2012 WL 3862169, August 30, 2012.

   Except in relation to 403(b) plans subject to ERISA, the Company hereby represents that it is relying on and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988, with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended. See American Council of Life Insurance; S.E.C. No-Action Letter, 1988 WL 1235221, November 28, 1988.

  (e) The Depositor represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account N of ReliaStar Life Insurance Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 333-100209) and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 20th day of April, 2021.

> SEPARATE ACCOUNT N OF RELIASTAR LIFE
> INSURANCE COMPANY
> *(Registrant)*
>
>
> By: RELIASTAR LIFE INSURANCE COMPANY
> *(Depositor)*
>
> By: <u>Robert L. Grubka*</u>
> Robert L. Grubka
> President
> (principal executive officer)

As required by the Securities Act of 1933, this Post-Effective Amendment No. 31 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
<u>Robert L. Grubka*</u> Robert L. Grubka	Director and President (principal executive officer)	
<u>Michael R. Katz*</u> Michael R. Katz	Director and Chief Financial Officer (principal financial officer)	
<u>Heather H. Lavallee*</u> Heather H. Lavallee	Director	April 20, 2021
<u>Francis G. O'Neill*</u> Francis G. O'Neill	Director	
<u>Rodney O. Martin, Jr.*</u> Rodney O. Martin, Jr.	Director	
<u>Charles P. Nelson*</u> Charles P. Nelson	Director	
<u>Michael S. Smith*</u> Michael S. Smith	Director	
<u>C. Landon Cobb, Jr.*</u> C. Landon Cobb, Jr.	Chief Accounting Officer (principal accounting officer)	

By: <u>/s/ Peter M. Scavongelli</u>
      Peter M. Scavongelli
      *Attorney-in-Fact

SEPARATE ACCOUNT N OF RELIASTAR LIFE INSURANCE COMPANY
EXHIBIT INDEX

Exhibit No.	Exhibit
24(b)(4.19)	Endorsement 212397-20 SECURE-Defined Contribution
24(b)(9)	Opinion and Consent of Counsel
24(b)(10)	Consent of Independent Registered Public Accounting Firm
24(b)(13)	Powers of Attorney